Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208197

Prospectus Supplement No. 2
(to Prospectus dated December 31, 2015
and Prospectus Supplement No. 1 dated March 2, 2016)

Class A Common Stock
Supplement No. 2 to Prospectus dated May 6, 2016

GoDaddy Inc. has previously filed the following documents, a copy of each of which is attached hereto:

•	On April 5, 2016, GoDaddy Inc. filed an amendment on Form 10-K/A to its Annual Report for the fiscal year ended December 31, 2015;

•	On April 28, 2016, GoDaddy Inc. filed its definitive proxy statement; and

•	On May 6, 2016, GoDaddy Inc. filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

The attached information modifies and supersedes, in part, the information in the Prospectus and Prospectus Supplement No. 1. Any information that is modified or superseded in the Prospectus or Prospectus Supplement No. 1 shall not be deemed to constitute a part of the Prospectus and Prospectus Supplement No. 1 except as modified or superseded by this Prospectus Supplement. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 which are required to be delivered with this Prospectus Supplement.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 10 of the Prospectus dated December 31, 2015, as well as the section entitled “Risk Factors” included in our Form 10-K for the fiscal year ended December 31, 2015 previously filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.
_______________________

The date of this Prospectus Supplement is May 6, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number: 001-36904

GoDaddy Inc.
(Exact name of registrant as specified in its charter)

Delaware		46-5769934
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

14455 N. Hayden Road
Scottsdale, Arizona 85260
(Address of principal executive offices, including zip code)

(480) 505-8800
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    ☒    No    ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.        Yes    ☐    No    ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒    No    ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes    ☒    No    ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.        ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☒	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes    ☐    No    ☒

As of June 30, 2015, the aggregate market value of the registrant’s Class A common stock held by non-affiliates, based upon the closing sales price for the registrant’s Class A common stock as reported by the New York Stock Exchange, was $666,052,488. Shares of the registrant’s Class A common stock beneficially owned by each executive officer, director and holder of 5% or more of the outstanding Class A common stock have been excluded as such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.
As of February 26, 2016, there were 67,906,317 shares of GoDaddy Inc.'s Class A common stock, $0.001 par value per share, outstanding and 89,833,354 shares of GoDaddy Inc.'s Class B common stock, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant’s Definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant’s fiscal year ended December 31, 2015.

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EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-K/A (the "Amended Filing") to our Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission ("SEC") on March 3, 2016 (the "Original Filing"), to correct certain errors.
Specifically, page 58 of the Original Filing included the following paragraph:
"We also offer hosting, presence and business application products enhancing our value proposition to our customers by enabling them to create, manage and syndicate their, or their customers', digital identities. While these products are often purchased in conjunction with, or subsequent to, an initial domain registration, they are also frequently the starting points in our customer relationships. As we have grown, our hosting, presence and business applications products have become increasingly important parts of our business, constituting over 48% of total bookings in 2015."
This paragraph has been amended to replace the word "bookings" with "revenue" and will read as follows:
"We also offer hosting, presence and business application products enhancing our value proposition to our customers by enabling them to create, manage and syndicate their, or their customers', digital identities. While these products are often purchased in conjunction with, or subsequent to, an initial domain registration, they are also frequently the starting points in our customer relationships. As we have grown, our hosting, presence and business applications products have become increasingly important parts of our business, constituting over 48% of total revenue in 2015."
Specifically, page 59 of the Original Filing included the following paragraphs:
"Domains. We generated 52% of our 2015 total bookings from the sale of domain products, primarily from domain name registrations and renewals, domain add-ons such as privacy and aftermarket sales. Total bookings from domains grew an average of 12% annually for the three years ended December 31, 2015."
"Hosting and Presence. We generated 37% of our 2015 total bookings from the sale of hosting and presence products, primarily from a variety of web-hosting offerings, website builder products, SSL certificates and e-commerce products. These products generally have higher margins than domains. Total bookings from hosting and presence products grew an average of 25% annually for the three years ended December 31, 2015."
"Business Applications. We generated 11% of our 2015 total bookings from the sale of business applications products, primarily from productivity tools such as domain-specific email accounts, which also have higher margins than domains. Total bookings from business applications grew an average of 49% annually for the three years ended December 31, 2015."
These paragraphs have been amended to replace the word "bookings" with "revenue" and will read as follows:
"Domains. We generated 52% of our 2015 total revenue from the sale of domain products, primarily from domain name registrations and renewals, domain add-ons such as privacy and aftermarket sales. Total revenue from domains grew an average of 12% annually for the three years ended December 31, 2015."
"Hosting and Presence. We generated 37% of our 2015 total revenue from the sale of hosting and presence products, primarily from a variety of web-hosting offerings, website builder products, SSL certificates and e-commerce products. These products generally have higher margins than domains. Total revenue from hosting and presence products grew an average of 25% annually for the three years ended December 31, 2015."
"Business Applications. We generated 11% of our 2015 total revenue from the sale of business applications products, primarily from productivity tools such as domain-specific email accounts, which also have higher margins than domains. Total revenue from business applications grew an average of 49% annually for the three years ended December 31, 2015."
Additionally, the Original Filing incorrectly referred to our 2014 net loss on page 6 as $146.1 million and 2011 revenue on page 9 as $862.9 million, each within "Business."  The correct 2014 net loss and 2011 revenue are $143.3 million and $894.3 million, respectively. Furthermore, the correction to the 2011 revenue on page 9 will change our revenue CAGR on page 9 from 17% to 16%.

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The corrections above have no impact on our consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders'/members' equity or consolidated statements of cash flows as previously reported in the Original Filing. Furthermore, the corrections do not materially impact any other previously reported periods.
Items Amended in This Filing
For the convenience of the reader, this Amended Filing sets forth the Original Filing, as modified and superseded where necessary to reflect the changes set forth above. The following items have been amended as a result of, and to reflect, the changes set forth above:

•	Part I, Item 1. Business

•	Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
In accordance with applicable SEC rules, this Amended Filing includes new certifications required by Rule 13a-14 under the Securities and Exchange Act of 1934 ("Exchange Act") from our Chief Executive Officer and Chief Financial Officer dated as of the date of filing of this Amended Filing.
Except for the items noted above, no other information included in the Original Filing is being amended or updated by this Amended Filing. This Amended Filing continues to describe the conditions as of the date of the Original Filing and, except as contained herein, we have not updated or modified the disclosures contained in the Original Filing. Accordingly, this Amended Filing should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Filing, including any amendment to those filings.

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Part I.
Item 1. Business
Our customers have bold aspirations—the drive to be their own boss, write their own story and take a leap of faith to pursue their dreams. Launching that brewery, running that wedding planning service, organizing that fundraiser, expanding that web-design business or whatever sparks their passion. We are inspired by our customers, and are dedicated to helping them turn their powerful ideas into meaningful action. Our vision is to radically shift the global economy toward small business by empowering passionate individuals to easily start, confidently grow and successfully run their own ventures.
Overview
Our 13.8 million customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them succeed. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy to use cloud-based products and outcome-driven, personalized Customer Care. We operate the world’s largest domain marketplace, where our customers can find that unique piece of digital real estate perfectly matching their idea. We provide website building, hosting and security tools to help customers easily construct and protect their online presence. As our customers grow, we provide applications and access to relevant third party products helping them connect to their customers, manage and grow their businesses and get found online.
Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them succeed. The increase in broadband penetration, mobile device usage and the need for presence across search engines, content destinations, listings and e-commerce sites, and social media channels create both opportunities and challenges for them. We offer products and solutions to help our customers tackle this rapidly changing technology landscape. We develop the majority of our products internally and believe our solutions are among the best in the industry in terms of comprehensiveness, performance, functionality and ease of use.
Often technology companies force their customers to choose between technology and support, delivering one but not the other. At GoDaddy, we don't believe our customers should have to choose and strive to deliver both great technology and great support to our customers. We believe engaging with our customers in a proactive, consultative way helps them knock down the technology hurdles they face. And, through the thousands of conversations we have with our customers every day, we receive valuable feedback enabling us to continually evolve our products and solutions.
Our people and unique culture have been integral to our success. We live by the same principles that enable new ventures to survive and thrive: hard work, perseverance, conviction, an obsession with customer satisfaction and a belief that no one can do it better. We take responsibility for driving successful outcomes and are accountable to our customers, which we believe has been a key factor in enabling our rapid customer and revenue growth. We believe we have one of the most recognized brands in technology.
Our Size and Scale
Our combination of easy to use, cloud-based products, personalized Customer Care, a powerful brand and a unique culture have helped us build an attractive business with strong financial performance.

•
We are the global market leader in domain name registration—a key on-ramp to establishing a business online in our connected economy—with approximately 62 million domains under management as of December 31, 2015. According to VeriSign’s Domain Name Industry Brief, we had 20% of the world’s domains registered as of September 30, 2015.

•	As of December 31, 2015, we had 13.8 million customers and added 1.1 million customers in 2015.

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•	As of December 31, 2015, we had more than 700,000 customers who each spent more than $500 a year.

•	In each of the five years ended December 31, 2015, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%.

•
In 2015, we generated $1.9 billion in total bookings, up 14.3% (or approximately 17.5% on a constant currency basis) from $1.7 billion in 2014. In 2015, we had $1.6 billion of revenue, up 15.9% (or approximately 17.3% on a constant currency basis) from $1.4 billion in 2014.

•
As of December 31, 2015, we provided localized solutions in 37 countries, 44 currencies and 17 languages. For the year ended December 31, 2015, 26% of our total bookings were attributable to customers outside of the United States.

•
Our highly-rated Customer Care team of more than 3,800 specialists is focused on providing high-quality, personalized care. As a result of their ongoing dialogue with customers, our Customer Care team also drives bookings and in 2015 generated approximately 24% of our total bookings.

•	Our net loss was $120.4 million and $143.3 million in 2015 and 2014, respectively. We generated $337.4 million of adjusted EBITDA in 2015, up from $271.5 million in 2014.
Our Market
Our customers represent a large and diverse market which we believe is largely underserved. According to the U.S. Small Business Administration, there were approximately 28 million small businesses in 2012. Based on data from the 2012 U.S. Census Bureau and the U.S. Small Business Administration, over 85% of small businesses have fewer than five employees and approximately 23 million, or over 75% of, small businesses were non-employer firms. Furthermore, according to the International Labor Organization Statistics Database there were more than 200 million people outside the United States identified as self-employed in 2012. Moreover, the Kauffman Index of Entrepreneurial Activity report estimates that in 2015 there were approximately 530,000 new business owners created each month in the United States. We believe our addressable market extends beyond small businesses and includes individuals and organizations, such as universities, charities and hobbyists.
Despite the ubiquity and importance of the Internet to individual consumers, many small businesses and organizations have remained offline given their limited resources and inadequate tools. We believe approximately 60% of small businesses do not have a website. However, as proliferation of mobile devices blurs the online/offline distinction into an "always online" world, having an impactful online presence is becoming a "must have" for small businesses worldwide.
What it means for small businesses and ventures to be online continues to evolve. Only a few years ago, an online presence typically consisted of a simple and static website with basic information, perhaps supported by limited search engine marketing. Today, having an effective online presence requires much more, including a content rich website viewable from any device; presence on social media sites and an increasing number of horizontal and vertical marketplaces (e.g. Yelp and OpenTable); branded email communication; online marketing; and Internet-enabled reservation and scheduling capabilities. In addition, back-end activities such as invoicing, payment processing, accounting and tax preparation, which are typically separate point solutions, can now increasingly be linked to the front-end.
The shift toward dynamic online presence for small business has been fueled by the emergence of simple—yet powerful—cloud-based technologies that can easily be utilized by individuals with limited technical skills. Cloud technologies have helped enable the integration of front and back-end activities. Cloud-based products, which can be "rented" on a monthly or yearly basis, allow a business to more easily scale from a nascent idea to a thriving venture. The Parallels SMB Cloud Insights for Global 2014 report estimates the cloud market for small business was $62 billion in 2013, and will double by 2016, growing to $125 billion.
Our Customers
Our customers share common traits, such as tenacity and determination, yet their specific needs vary depending on the type and stage of their ventures. They range from individuals who are thinking about starting a business to established ventures that are up and running but need help attracting customers, growing their sales, managing their business or expanding their operations. While our customers have differing degrees of resources and technical capabilities, they all share a desire to bring their ideas to life. We call them GoGetters and they are united by a number of common characteristics: entrepreneurial spirit, strong work ethic and, above all, passion for their ventures.

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Our target customers are primarily local service-based businesses. Most of our customers have fewer than five employees and most identify themselves as having little to no technology skills. They need our help to give their businesses a unique and secure digital identity and tools to help them stay connected with their customers.
To serve our customers well at every phase of their business, we group them into multiple stages of growth, starting with "nascent" and evolving to "established and content." We have also identified special groups like the "digital commerce" group which is made up of web-savvy individuals who utilize digital commerce platforms as their primary business vehicles. We also serve a group of customers consisting of web-designers and web-developers—who we call "Web Pros"—who are in the business of building, designing and managing the online presence of others. Each of these groups is unique in their needs, and we personalize our solutions to meet them at each stage in their lifecycle.
Our Opportunity—What the GoGetter Needs
Our customers are consumers themselves and use the Internet to get informed, research and shop for solutions, which makes them keenly aware of the need to have an impactful online presence. While our customers’ needs change depending on where they are in their lifecycle, the most common customer needs we serve include:

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Getting online and looking great. Our customers want to find a name perfectly identifying their business, hobby or passion. Once they have a name, they want to create a digital identity so their customers can find, engage and transact with them online. We believe a complete digital identity includes an elegant, mobile-enabled website and the ability to get found across various search engines, social media platforms and vertical marketplaces.

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Growing their business and running their operations. Our customers need to communicate with their existing customers and find new customers. They also need tools to help them run their businesses, from productivity and marketing tools to getting paid and balancing their books. In today’s online world, these activities are increasingly linked to a customer’s online presence.

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Easy to use products with help from a real person when needed. Our customers want easy-to-use products and sometimes they need help from real people to set up their website, launch a new feature or try something new. We build products that are intuitive for beginners to use, yet robust and feature-rich to address the needs of expert designers and power-users. We also provide high quality, consultative Customer Care and advise our customers as needed.

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Technology that grows with them. Our customers need a simple platform and set of tools enabling their domain, website and other solutions to easily work together as their business grows and becomes more complex, and they need that platform to be simple to manage. The right platform can meet the needs of both an entrepreneur who is not technologically savvy and a Web Pro with a more complex set of requirements.

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Reliability, security and performance. Our customers expect reliable products and want to be confident their digital presence is secure. Our customers work on their businesses whenever and however they can and need solutions fitting their lifestyle and schedule.

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Affordable solutions. Our customers often have limited financial resources and are unable to make large, upfront investments in the latest technology. Our customers need affordable solutions leveling the playing field and giving them the tools to look and act like bigger businesses.

Our Solution—What We Do and How We Do It
We built GoDaddy to serve the GoGetter by providing elegant, easy to use, cloud-based products wrapped with personalized Customer Care. Our customers turn to us in order to:

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Get a great domain name. Every great idea needs a great name. Staking a claim with a domain name has become the de facto first step in establishing an idea and presence online. When inspiration strikes, we are there to provide our customers with high-quality search, discovery and recommendation tools as well as the broadest selection of domains to help them find the right name for their venture.

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Turn their domain into a dynamic online presence. Our products enable anyone to build an elegant website or online store, for both desktop and mobile, regardless of technical skill. Our products, powered by a unified cloud

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platform, enable our customers to get found online by extending their website and its content to where they need to be, from search engine results (e.g. Google) to social media (e.g. Facebook) to vertical marketplaces (e.g. Yelp and FourSquare), all from one location. For more technically-sophisticated web designers, developers and customers, we provide high-performance, flexible hosting and security products that can be used with a variety of open source design tools. We design these solutions to be easy to use, effective, reliable, flexible and a great value.

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Add back-office and marketing products. Our customers want to spend their time on what matters most to them, selling their products or services or helping their customers do the same. We provide them with productivity tools such as domain-specific email, online storage, invoicing and payment solutions to help run their ventures as well as robust marketing products, such as email marketing, to attract and retain customers.

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Use our products together in a solution that grows with our customers over time. Our API-driven technology platform is built on state-of-the-art, open source technologies like Hadoop, OpenStack and other large-scale, distributed systems. Simply put, we believe our products work well together and are more valuable and easier to use together than if our customers purchased these products individually from other companies and tried to integrate them. Additionally, our platform allows our developers to innovate new and enhanced products or product features assembled from common building blocks leading to faster deployment cycles.

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Receive assistance from our highly-rated Customer Care team. Our Customer Care team consists of more than 3,800 specialists who are available 24/7/365 and are capable of providing care to customers with different levels of technical sophistication. Our specialists are evaluated on customer outcomes and the quality of the experience they provide, not other common measures like handle time and cost per call. We strive to provide high-quality, personalized care and deliver a distinctive experience helping us create loyal customers who renew their subscriptions, purchase additional products and refer their family and friends to us.

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Utilize a reliable, secure, global technology platform and infrastructure. In 2015, we handled on average more than 15.2 billion DNS queries per day and hosted approximately 10 million websites on servers located throughout our worldwide data centers. We focus on online security, customer privacy and reliable infrastructure to address the evolving needs of our customers.

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Receive high value. We price most of our products at a few dollars per month while providing our customers with robust features and functionality. We believe our high-quality products and personalized Customer Care provide our customers with an affordable bridge between their available resources and their aspirations.

Our Advantages—Why We Win
We believe the following strengths provide us with competitive advantages in realizing the potential of our opportunity:

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We are the leading domain name marketplace, a key on-ramp in establishing a digital identity. We are the global market leader in domain name registration. According to VeriSign’s Domain Name Industry Brief, we held over 20% of the more than 299 million worldwide domain names under management as of September 30, 2015. As of December 31, 2015, we had approximately 62 million domains under management.

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We combine an integrated cloud-technology platform with rich data science. At our core, we are a product and technology company. As of December 31, 2015, we had 811 engineers, 164 issued patents and 211 pending patent applications in the United States. Our investment in technology and development and our data science capabilities enable us to innovate and deliver a personalized experience to our customers.

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We operate an industry-leading Customer Care team that also drives bookings. We give our customers much more than typical customer support. Our team is unique, blending personalized Customer Care with the ability to evaluate our customers’ needs, which allows us to help and advise them as well as drive incremental bookings for our business. Our Customer Care team contributed approximately 24% of our total bookings in 2015. Our customers respond to our personalized approach with high marks for customer satisfaction. Our proactive Customer Care model is a key component helping create a long-term customer relationship, which is reflected in our high retention rates.

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Our brand and marketing efficiency. We believe GoDaddy is one of the most recognized technology brands in the United States. Through a combination of cost-effective direct-marketing, brand advertising and customer referrals,

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we have increased our total customers from 9.4 million as of December 31, 2011 to 13.8 million as of December 31, 2015.

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Our financial model. Our stable and predictable business model is driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. In each of the five years ended December 31, 2015, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team builds strong relationships with our customers and are keys to our high level of customer retention.

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Our people and our culture. We are a company whose people embody the grit and determination of our customers. Our world-class engineers, scientists, designers, marketers and Customer Care specialists share a passion for technology and its ability to change our customers’ lives. We value hard work, extraordinary effort, living passionately, taking intelligent risks and working together toward successful customer outcomes. Our relentless pursuit of doing right for our customers has been a crucial ingredient to our growth.

•	Our scale. We have achieved significant scale in our business which enables us to efficiently acquire new customers, serve our existing customers and continue to invest in growth.

•	In 2015, we generated $1.9 billion in total bookings up from $1.1 billion in 2011, representing a CAGR, of 15%.

•	In 2015, we had $1.6 billion of revenue up from $894.3 million in 2011, representing a CAGR of 16%.

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In the five years ended December 31, 2015, we invested to support our growth with $1.1 billion and $764.1 million in technology and development expenses and marketing and advertising expenses, respectively.

Our Strategy—How We Grow
We are pursuing the following principal strategies to drive our business:

•	Expand and innovate our product offerings. Our product innovation priorities include:

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Delivering the next generation of naming. The first generation of naming included a limited set of gTLDs, such as .com and .net, and country code top-level domains (ccTLDs), such as .uk and .in. With over 299 million existing domains registered, it may be increasingly difficult for customers to find the name best suiting their needs. As a result, ICANN has authorized the introduction of more than 1,300 new gTLDs, which began in late 2013 and will continue over the next several years. These newly introduced gTLDs include names geared toward professions (e.g. .photography), personal interests (e.g. .guru), and geographies (e.g. .london, .nyc and .vegas) and are just plain fun (e.g. .ninja). Additionally, we believe there is great potential in the emerging secondary market to match buyers to sellers who already own domains. In January 2016, we launched the GoDaddy Investor mobile application to help investors watch and bid on domains at auction and stay on top of their current bids, all from their mobile device. We continue to invest in search, discovery and recommendation tools and transfer protocols for the combined markets of primary and secondary domains.

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Powering elegant and effortless presence. We continue to invest in tools, templates and technology to make the process of building a professional looking mobile or desktop website simple and easy. Additionally, we are investing in products helping our customers drive their customer acquisition efforts by managing their presence across search engines, social networks and vertical marketplaces.

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Making the business of business easy. Our business applications range from domain-specific email and email marketing to payment tools and help our customers grow their ventures. We intend to continue investing in the breadth of our product offerings helping our customers connect with their customers and run their businesses.

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Win the Web Pros. We are investing in our end-to-end Web Pro offerings ranging from open APIs to our platform, delegation products and administrative tools as well as dedicated Customer Care resources. Our acquisition of Media Temple and launch of GoDaddy Pro further expanded our Web Pro offerings, bolstered our Web Pro-focused Customer Care team and extended our reach into the Web Pro community.

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Go global. As of December 31, 2015, approximately 31% of our customers were located in international markets, notably Canada, India and the United Kingdom. We began investing in the localization of our service offerings in

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markets outside of the United States in 2012 and, as of December 31, 2015, we offered localized products and Customer Care in 37 countries, 44 currencies and 17 languages. To support our international growth, we will continue investing to develop our local capabilities across products, marketing programs, data centers and Customer Care.

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Partner up. Our flexible platform also enables us to acquire companies and quickly launch new products for our customers, including the launch of a series of partnerships ranging from Microsoft Office 365 for email to PayPal for payments. We have also acquired companies and technologies to complement our product offerings. We intend to continue identifying technology acquisition targets and partnership opportunities that add value for our customers.

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Make it personal. We seek to leverage data and insights to personalize the product and Customer Care experiences of our customers as well as tailor our solutions and marketing efforts to each of our customer groups. We are constantly seeking to improve our website, marketing programs and Customer Care to intelligently reflect where customers are in their lifecycle and identify their specific product needs. We intend to continue investing in our technology and data platforms to further enable our personalization efforts.

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Wrap it with Care. We believe our highly-rated Customer Care team is distinctive and essential to the lifetime value proposition we offer our customers. We continue to invest in our Customer Care team, including investing to improve the quality of our Customer Care resources as well as to introduce improved tools and processes across our expanding global footprint.

Products
We have designed and developed an extensive set of easy to use, cloud-based technology products enabling our customers to establish a digital presence, connect with their customers and manage their business operations. We understand our customers’ needs vary depending on the type and stage of their venture, which is why we offer our products both independently and bundled as suites of integrated products designed for specific activities.
Our domain name registration product enables us to engage customers at the initial stage of establishing a digital identity and acts as an on-ramp for our hosting, presence and business application products. We believe our hosting, presence and business application products increase our revenue and margin growth opportunities, frequently serve as starting points for our customer relationships, improve customer retention and significantly improve our value proposition to customers.
Domains
We are the global market leader in domain name registration. Securing a domain is a necessary first step to creating a digital identity and our domain products often serve as the starting point in our customer relationships. As of December 31, 2015, more than 93% of our customers had purchased a domain from us, and as of December 31, 2015, we had approximately 62 million domains under management. In 2015, 2014 and 2013, we generated approximately 52%, 55% and 59% of our total revenue, respectively, from sales of our domain products.
Our primary domains product offerings are:
Primary Registrations. Using our website or mobile application, we offer customers the ability to search for and register available domain names, or primary registrations, with the relevant registry. Our inventory for primary registrations is defined by the number of TLDs we offer. As of December 31, 2015, 367 different gTLDs, such as .com, .net and .org, and 50 different ccTLDs, such as .de, .ca, .in and .jp. were available for purchase through our primary registration product. New gTLDs launched in 2013 include names geared toward professions (e.g. .photography), personal interests (e.g. .guru), and geographies (e.g. .london, .nyc and .vegas) and are just plain fun (e.g. .ninja). As of December 31, 2015, 357 new gTLD offerings were available for purchase through our primary registration product. These new gTLDs make it easier for companies and individuals to find and register new, easy-to-remember domain names tailored to their business, industry or interests that may not have been available in the relatively crowded, traditional gTLDs such as .com. ccTLDs are important to our international expansion efforts as we have found international customers often prefer the ccTLD for the country or geographic market in which they operate. Our primary registration offering relies heavily on our search, discovery and recommendation tools which enable our customers to find a name matching their needs.

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Domain Name Add-Ons. Domain name add-ons are features a customer can add to a domain name registration. Our domain name privacy product allows our customers to register a domain name on an "unlisted" basis. This product helps prevent privacy intrusions, helps deter domain related spam and allows our customers to confidentially secure a domain for an unannounced product, service or idea. Domain name add-ons are typically purchased concurrently with domain name registrations and have minimal costs associated with their delivery.
Aftermarket. We operate the world’s largest domain aftermarket which processes aftermarket, or secondary, domain name sales. Our aftermarket platform, which we substantially supplemented through our acquisition of Afternic in 2013, is designed to enable the seamless purchase and sale of an already registered domain name through an online auction, an offer and counter-offer transaction or a "buy now" transaction. In 2015, we acquired approximately 278,000 premium domain names to increase the inventory available to our customers. In January 2016, we launched the GoDaddy Investor mobile application to help investors watch and bid on domains at auction and stay on top of their current bids, all from their mobile device. We operate a cross-registrar network that automates transaction execution across registrars thereby reducing the time required to complete a transaction. We receive a percentage of the sales price for each domain sold.
Hosting and Presence
We offer a variety of hosting and presence products enabling our customers to create and manage their digital identity, or in the case of Web Pros, the digital identities of their end-customers. As of December 31, 2015, we hosted approximately 10 million websites. In 2015, 2014 and 2013, we derived approximately 37%, 37% and 34% of our total revenue, respectively, from sales of our hosting and presence products.
Our primary hosting products are:
Shared Website Hosting. The term "shared hosting" refers to the housing of multiple websites on the same server and is our most popular hosting product. We operate, maintain and support shared website hosting in our owned and operated data center and our leased co-located data center facilities using either Linux or Windows operating systems. We currently offer three tiers of shared website hosting plans to suit the needs and resources of our customers, all of which use industry standard cPanel or Parallels Plesk control panels. We also bundle our hosting plans with a variety of applications and products such as web analytics and SSL certificates.
Website Hosting on Virtual Dedicated Servers and Dedicated Servers. Our virtual dedicated and dedicated servers provide customers with greater control and higher performance than our shared hosting plans. Our virtual dedicated hosting offering utilizes software to partition a single physical server allowing it to function as multiple servers. Our dedicated server offering provides customers with a server reserved exclusively for their use. Both of these products are designed to meet the requirements of customers with more advanced technical capabilities and needs by providing the customer with full control of and electronic access to their server. We offer customers the ability to tailor their plan based on a range of hardware, performance, storage, bandwidth, operating system and control features.
Managed Hosting. With our managed hosting product, we set up, monitor, maintain, secure and patch the dedicated server for the customer so our managed hosting customers get the benefits of a dedicated server without the responsibility of actually running the server. We can also install and maintain a variety of web applications such as WordPress, Joomla, Magento and Gallery on behalf of our customers upon request. We offer a variety of managed hosting plans tailored to our customers’ needs as well as our Expert Hands offering, which provides additional custom support services at an hourly rate.
Security. Our security products include SSL certificates and malware scanners. According to Netcraft, we are the world’s third largest provider of SSL certificates. An SSL certificate validates a customer’s website identity and encrypts online transactional information, such as credit card information, and communications sent to or by the website. We offer a variety of SSL certificates all of which provide high-grade, 256-bit encryption. Our SSL certificate offerings include multiple domain SSLs and "wildcard" SSL certificates, which secure a singular website URL as well as subdomains on that URL (e.g. protectmyvisitors.com and cart.protectmyvisitors.com). We also offer "code signing certificates" designed to prove the identity of software authors and validate that the software has not been tampered with since its original distribution.
Cloud Services and Cloud Applications. Our cloud servers are a non-managed cloud product built on our OpenStack platform. Cloud servers allow our customers to easily create and manage servers on their own and pay for only the resources they

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actually use. Our cloud applications product is designed to be a flexible solution, supporting over 100 popular open source applications and technology stacks that can be "right sized" in order to meet our customers' needs.
Our primary presence products are:
Website Builder. Our Website Builder is an easy to use, do it yourself online tool enabling customers, irrespective of their technical skills, to build elegant websites. We offer a variety of plans, with pricing dependent on the number of available design styles and desired business and marketing features. With each of these plans, customers have access to hundreds of professional designs which can be further customized using our drag-and-drop editor by adding photos, graphics or text. Our designs cover a wide range of categories with professionally written content for small businesses, organizations, families, athletic teams, weddings, reunions and other interest groups. Once built, websites can be easily connected to social profiles, such as Facebook and Twitter, and optimized for search engines using Website Builder. Our customers are also able to receive a mobile-optimized version of their website through Website Builder.
E-commerce. Our online store product allows customers to easily create their own standalone online store or add one to an existing website. It allows customers to post their product catalogs, integrate online sales information with Intuit’s QuickBooks product, list products for auction on eBay, streamline shipping logistics, accept credit card and PayPal payments on their websites and market their websites through Google services. We also offer our customers easy to use merchant accounts, which are required to process credit card payments.
Search Engine Visibility. Search Engine Visibility (SEV) helps our customers get their websites found on major search sites through search engine optimization. SEV offers a simple step-by-step wizard giving targeted recommendations on which search phrases are most likely to drive traffic to a customer’s site. All customers receive specific recommendations on keywords and content. Customers who are using a GoDaddy domain name and GoDaddy DNS can also automatically apply the updates with one click, meaning they never have to touch a line of code.
Business Applications
We offer a variety of products designed to make the business of business easier for our customers. The products we offer include those developed in-house as well as third-party applications which we distribute and support, such as Microsoft Office 365. In 2015, 2014 and 2013, we derived approximately 11%, 8% and 7% of our total revenue, respectively, from sales of our business applications.
Our primary business application products are:
Email Accounts. We offer email accounts which use our customers’ domains and include a multi-feature web interface for both desktop and mobile devices, accompanied by an integrated calendar and secure online storage. We offer a variety of plans, with pricing dependent on the customer’s desired amount of storage and number of email addresses. All of our email accounts are advertising-free and include security functionality designed to provide protection from spam, viruses and other forms of online fraud, such as phishing.
Microsoft Office 365. We offer Microsoft Office 365 in a simple, supported process providing email accounts which use our customers’ domains and some of which include secure online storage. We offer Microsoft Office 365 in multiple plans ranging from email with calendar and contacts connected to a custom domain to a full suite of productivity tools, including file sharing and full desktop versions of applications, including Outlook, Word, Excel and PowerPoint. It is easy to set up and can be up and running in minutes.
Email Marketing. Our email marketing product helps customers market their businesses through permission-based email. Customers can easily create and send newsletters, targeted advertising campaigns, promotions and surveys as well as connect email campaigns with their social media networks and track the results of campaigns through our email marketing product.

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Technology and Infrastructure
Our technology platform forms the core of many of our solutions, and we have invested significantly to develop a platform designed to be intelligent, fast, secure and scalable. Our technology and development expenses, including those expenses related to our technology platform, were $270 million, $251 million and $206 million in 2015, 2014 and 2013, respectively. We have built a scalable platform allowing us to provide faster business insights at lower costs, develop and introduce new products quickly and leverage economies of scale to reduce costs and enable next-generation hosting architecture. Our technology stack, which includes physical infrastructure, Infrastructure-as-a-Service, Platform-as-a-Service, applications and data science, allows our customers to build and manage their digital identities and enable access across multiple devices. We seek to continuously enhance the performance and reliability of our technology infrastructure by investing in faster data centers, peering sites and local points of presence, both domestically and internationally.
Physical infrastructure
Our physical technology infrastructure includes servers located throughout nine data centers around the world. We have also invested significantly in our peering architecture and utilize multiple peering sites allowing us to handle high IP transit traffic at low bandwidth costs. Our large technology infrastructure footprint allows us to leverage economies of scale through low server, network, storage and processing costs by commoditizing hardware across various systems and leveraging virtualization where possible.
Infrastructure-as-a-Service
We leverage an Infrastructure-as-a-Service model geared toward the virtualization and automation of common physical data center components like servers, load balancers, switches and storage. We use open source solutions when possible to eliminate manual processes and thereby reduce the risk of human error as well as to lower costs. Additionally, we are beginning to use a single automated infrastructure based on OpenStack to enable next-generation hosting architecture.
Platform-as-a-Service
Our cloud platform offers our customers an integrated and comprehensive set of services saving them time. Our platform is designed to help us reduce costs, increase personalization and more easily and quickly build and deploy new products. We continuously invest to develop our platform capabilities and have recently deployed a new authentication platform allowing us to onboard new products more quickly and securely. We have also deployed Cassandra, an open source distributed database management system, across our datacenters for improved customer data replication enabling personalization.
Applications
Our platform is highly flexible which allows us to easily integrate third-party offerings and enhance our value proposition to our customers by offering comprehensive and integrated solutions that can be rapidly scaled up or down and used across multiple platforms, including mobile. Our platform also allows resellers to easily sell our products, thereby broadening our distribution. We seek to continuously launch new and relevant applications and streamline our existing offerings in order to provide the best user experience to our customers.
Data science
Our data collection technology enables us to collect customer, product and business data from various sources, including web crawling, local listings providers (e.g. Yelp and state business registrations), social platforms (e.g. Facebook and Twitter) and mobile platforms (e.g. geolocation and e-commerce). We use Hadoop, an open source software framework for storage and large-scale processing of data sets, to develop an integrated customer insights data platform. By integrating this data, we are able to offer personalized and intelligent insights and business intelligence to our customers that they can access via dashboards. These dashboards also enhance our ability to develop and deploy differentiated products and more intelligent Customer Care. We believe our ability to offer this insight helps us deliver the right solutions targeted to the needs of our customers and attract more businesses to our platform.

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Customer Care
We have more than 3,800 Customer Care specialists who provide technical assistance on a 24/7/365 basis to new and existing customers located around the world. Operating as "business consultants," our specialists advise customers of products best suiting their individual needs. This ability to provide real-time product suggestions to customers after providing a world-class support experience allows our Customer Care team to provide an impactful contribution to bookings through the sale of product subscriptions, including domain products, hosting and presence offerings and business applications. Our Customer Care specialists take great pride in owning outcomes and being accountable to our customers, both of which are essential to enhancing customer experience. In each of the years 2015, 2014 and 2013, at least 23% of our total bookings were generated from the sale of product subscriptions by our Customer Care team. The majority of our Customer Care specialists are located in our Arizona and Iowa facilities in the United States. We have additional specialists in Europe and India to provide in-region support in languages native to many of the regions we serve. In addition, our easy to use website contains extensive educational content designed to demystify the process of establishing an online presence and to assist customers in choosing the products best meeting their needs.
Our Customer Care team has handled over 12 million contacts per year in each of the last three years ended December 31, 2015 and spans a variety of channels to provide tailored and timely support to our customers. Our customers can choose their preferred Customer Care channel, including proactive and reactive chat and phone support. We take a consultative approach to our customers, acting as a trusted partner to guide them through the process with technical solutions supporting them at each phase of their lifecycle and offer real-time product suggestions best suited to the customers’ needs. The effectiveness of our model is reflected in the high ratings we receive from our customers, the bookings generated by our Customer Care team and strong customer referrals.
The strength of our Customer Care team is our people. Our hiring process is extensive and highly selective, designed to yield individuals who will thrive in our team based on core values, character, work ethic and ability. Our new Customer Care hires spend over a month moving from classroom to a live "nesting" environment where they refine their customer and technology skills. With a commitment to life-long learning, we offer over 400 classes to our employees spanning leadership, sales, service and technology. We have an incentive program that rewards outcomes, across both customer satisfaction and bookings goals. For that and many other reasons, as of December 31, 2015, approximately 33% of our Customer Care specialists had been with us for at least three years.
Marketing
We believe GoDaddy is one of the most recognized technology brands in the United States. We have established this high level of brand awareness primarily through our advertising campaigns across various platforms including television commercials, print, online and billboards. We have supplemented these advertising campaigns with athlete and celebrity sponsorships. Our strong brand has helped us attract and retain 13.8 million customers as of December 31, 2015. We intend to continue investing in our brand as we seek to further grow our total customers, particularly internationally. Customer referrals are another highly efficient and cost-effective channel for acquiring customers.
We complement our brand marketing efforts with highly focused and metric-driven direct response marketing to acquire new customers. We use a variety of targeted online marketing programs for lead generation, including search engine marketing, search engine optimization and targeted email and social media marketing campaigns, as well as more traditional direct marketing and indirect channel partner marketing programs, to drive interest in our products and traffic to our websites. As part of this effort, we regularly run numerous campaigns simultaneously and constantly refine our media mix across our channels.
International
We have more than 4 million customers outside of the United States in approximately 250 countries. In 2015, we derived 26% of our total bookings from international sales compared to 25% in 2014 and 24% in 2013. Historically, we were primarily focused on the U.S. market and only offered international customers our U.S.-centric product offerings, without any localization or meaningful international marketing efforts. We believe our international scale and growth to date are indicative of the international growth opportunities available to us and position us to continue to grow our business internationally.

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We recently began devoting substantial, dedicated resources to growing our international presence. This led to the establishment of our Customer Care center in India in 2012, the initial introduction of localized websites and products in 2013 and the expansion of these localized products and Customer Care to 37 countries, 44 currencies and 17 languages as of December 31, 2015. Central to our international strategy is a philosophy of localizing our product offerings and deploying them through our global infrastructure.
We built a team of more than 35 people to date who are responsible for the internationalization and localization of our core product offerings as well as our Customer Care and marketing efforts. In conjunction with our localization efforts, we have added on-the-ground regional teams and increased our country and regional specific marketing spend. These investments have enabled us to successfully launch our business in select international markets. Our success in these markets has furthered our belief that our international model can work in both established and emerging markets. We have taken a rigorous approach to managing the level of investment we expect to make in each geographic market we enter based on a market tier approach. We expect to continue to expand internationally, targeting additional markets in Europe, Asia and the Middle East over the next several years.
Competition
We provide cloud-based solutions enabling individuals, businesses and organizations to establish an online presence, connect with customers and manage their ventures. The market for providing these solutions is highly fragmented with some vendors providing part of the solution, and highly competitive with many existing competitors. These solutions are also rapidly evolving, creating opportunity for new competitors to enter the market with point product solutions or addressing specific segments of the market. In some instances, we have commercial partnerships with companies with which we also compete. Given our broad product portfolio, we compete with niche point-solution products and broader solution providers. Our competitors include providers of:

•	traditional domain registration services and web-hosting solutions such as Endurance, Rightside, United Internet and Web.com;

•	website creation and management solutions and e-commerce enablement providers such as Shopify, Squarespace, Wix and WordPress;

•	cloud-infrastructure services and online security providers such as Rackspace and Symantec;

•	alternative web presence and marketing solutions providers such as Constant Contact, OpenTable, Yelp and Zillow; and

•	productivity tools including business-class email, calendaring, file-sharing and payments such as Dropbox, Intuit, Square and Xero.
We expect continued competition from competitors in the domain, hosting and presence markets such as Endurance, Rightside, United Internet and Web.com, as well as potential increased competition from companies like Amazon, Google and Microsoft, all of which are providers of web-hosting and other cloud-based services and have recently entered the domain name registration business as upstream registries, and eBay and Facebook, both of which offer robust Internet marketing platforms.
We believe the principal competitive factors include: product capabilities meeting customer requirements, a secure, reliable and integrated technology platform, cost-effective customer acquisition, brand awareness and reputation, customer service and support and overall customer satisfaction. We believe we compete favorably with respect to each of these factors. For additional information, see "Risk Factors."
Regulation
Our business is subject to regulation by ICANN, federal and state laws in the United States and the laws of other jurisdictions in which we do business.
ICANN. The registration of domain names is governed by ICANN. ICANN is a multi-stakeholder private sector, not-for-profit corporation formed in 1998 operating pursuant to a memorandum of understanding with the U.S. Department of Commerce for the express purposes of overseeing a number of Internet related tasks, including managing the DNS, allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these

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functions. We are accredited by ICANN as a domain name registrar and thus our ability to offer domain name registration products is subject to our ongoing relationship with and accreditation by ICANN. The regulation of Internet domain names in the United States and in foreign countries is subject to change. In particular, on March 14, 2014, the NTIA announced its intention to transition key Internet domain name functions to the global multi-stakeholder community. At this time there is uncertainty concerning the timing, nature and significance of any transition from U.S. oversight of ICANN to oversight of ICANN by another body or bodies.
ccTLD Authorities. The regulation of ccTLDs is governed by national regulatory agencies of the country underlying the specific ccTLDs, such as China (.cn), Canada (.ca) and the United Kingdom (.uk). Our ability to sell ccTLDs is dependent on our and our partners’ ability to maintain accreditation in good standing with these various international authorities.
Advertising and promotional information presented on our websites and in our products, and our other marketing and promotional activities, are subject to federal and state consumer protection laws regulating unfair and deceptive practices. U.S. federal, state, and foreign legislatures have also adopted laws and regulations regulating numerous other aspects of our business. Regulations relating to the Internet, including laws governing online content, user privacy, taxation, liability for third-party activities and jurisdiction, are particularly relevant to our business. Such laws and regulations are discussed below.
Communications Decency Act. The CDA regulates content of material on the Internet, and provides immunity to Internet service providers and providers of interactive computer services for certain claims based on content posted by third parties. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on their servers unless they participate in creating or developing the content.
Digital Millennium Copyright Act. The DMCA provides domain name registrars and website hosting providers a safe harbor from liability for third-party copyright infringement. To qualify for the safe harbor, however, registrars and website hosting providers must satisfy numerous requirements, including adoption of a user policy providing for termination of service access of users who are repeat infringers, informing users of this policy, and implementing the policy in a reasonable manner. In addition, registrars and website hosting providers must expeditiously remove or disable access to content upon receiving a proper notice from a copyright owner alleging infringement of its protected works. A registrar or website hosting provider failing to comply with these safe harbor requirements may be found liable for copyright infringement.
Anti-Cybersquatting Consumer Protection Act. The ACPA was enacted to address piracy on the Internet by curtailing a practice known as "cybersquatting," or the bad-faith registration of a domain name identical or similar to another party’s trademark, or to the name of another living person, in order to profit from that name or mark. The ACPA provides that registrars may not be held liable for damages for registration or maintenance of a domain name for another person absent a showing of the registrar’s bad faith intent to profit. Registrars may, however, be held liable if their activities are deemed outside the scope of basic registrar functions.
Lanham Act. The Lanham Act governs trademarks and false advertising. Case law interpreting the Lanham Act has limited liability for many online service providers such as search engines and domain name registrars. Nevertheless, there is no statutory safe harbor for trademark violations comparable to the provisions of the DMCA and we may be subject to a variety of trademark claims in the future.
Privacy and Data Protection. In the areas of personal privacy and data protection, the U.S. federal and various state and foreign governments have adopted or proposed limitations on, and requirements associated with, the collection, distribution, use, storage, and security of personal information of individuals. If our practices with respect to the collection, distribution, storage, or security of personal information are challenged, we may not be able to demonstrate adequate compliance with existing or future laws or regulations. In addition, in the European Union member states and certain other countries outside the U.S., data protection is more highly regulated and rigidly enforced. As we conduct and expand our business within these countries, we expect compliance with these regulatory schemes to be more burdensome and costly for us.
Laws and regulations relating to our activities are unsettled in many jurisdictions, or may prove difficult or impossible to comply with in some jurisdictions. Additionally, federal, state, local and foreign governments are also considering legislative and regulatory proposals that would regulate the Internet and our activities in more and different ways than exist today. It also is impossible to predict whether new taxes will be imposed on our services, and depending upon the type of such taxes, whether and

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how we would be affected. Laws and regulations in the United States or in foreign jurisdictions may be applied in new or different manners in pending or future litigation. Further, other existing bodies of law, including the criminal laws of various jurisdictions, may be deemed to apply to our activities, or new statutes or regulations may be adopted in the future.
Intellectual Property and Proprietary Rights
Our intellectual property and proprietary rights are important to our business. We rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality and access-related procedures and safeguards and contractual provisions to protect our proprietary technologies, confidential information, brands and other intellectual property.
We have also developed, acquired or licensed proprietary technologies for use in our business. As of December 31, 2015 we had 164 issued patents in the United States covering various aspects of our product offerings. Additionally, as of December 31, 2015, we had 211 pending U.S. patent applications and intend to file additional patent applications in the future.
We have non-disclosure, confidentiality and license agreements with employees, contractors, customers and other third parties, which limit access to and use of our proprietary information. Though we rely in part upon these legal and contractual protections, as well as various procedural safeguards, we believe the skill and ingenuity of our employees, the functionality and frequent enhancements to our solutions and our ability to introduce new products and features meeting the needs of our customers are more important to maintaining our competitive position in the marketplace.
We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. In addition, we have a trademark and service mark enforcement program pursuant to which we monitor applications filed by third parties to register trademarks and service marks that may be confusingly similar to ours, as well as the use of our major brand names in social media, domain names and other Internet sites.
Despite our efforts to preserve and protect our intellectual property, unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain access to our proprietary rights, and competitors may attempt to develop solutions that could compete with us in the markets we serve. Unauthorized disclosure of our confidential information or proprietary technologies by our employees or third parties could also occur. The risk of unauthorized use of our proprietary and intellectual property rights may increase as we continue to expand outside of the United States.
Third-party infringement claims are also possible in our industry, especially as functionality and features expand, evolve and overlap across industries. Third parties, including non-practicing patent holders, have from time to time claimed, and could claim in the future, that our processes, technologies or websites infringe patents they now hold or might obtain or be issued in the future.
Employees
As of December 31, 2015, we had 4,761 employees worldwide, including 3,243 in our Customer Care team, 811 in technology and development, 132 in marketing and advertising and 575 in general and administrative. Excluded from our employee figures are more than 600 Customer Care specialists located in India and Belfast, Ireland who are directly employed by third-party partners, but who are devoted to GoDaddy on a full time basis. Substantially all of our employees are based in the United States. None of our employees is represented by a labor union or is party to any collective bargaining agreement in connection with his or her employment with us.

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Part II.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included in "Financial Statements and Supplementary Data." Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements involving significant risks and uncertainties. As a result of many factors, such as those set forth in "Risk Factors," our actual results may differ materially from the results described in, or implied by, these forward-looking statements.
(Throughout this discussion and analysis, dollars are in millions, unless otherwise noted.)
Overview
We are the global market leader in domain name registration. Securing a domain is a necessary first step to creating a digital identity and our domain products often serve as the starting point in our customer relationships. As of December 31, 2015, more than 93% of our customers had purchased a domain from us and we had approximately 62 million domains under management. According to VeriSign’s Domain Name Industry Brief, we had 20% of the world’s domains registered as of September 30, 2015.
We also offer hosting, presence and business application products enhancing our value proposition to our customers by enabling them to create, manage and syndicate their, or their customers', digital identities. While these products are often purchased in conjunction with, or subsequent to, an initial domain registration, they are also frequently the starting points in our customer relationships. As we have grown, our hosting, presence and business applications products have become increasingly important parts of our business, constituting over 48% of total revenue in 2015.
Financial Highlights
Below are our key financial highlights for the year ended December 31, 2015. All comparisons are to the year ended December 31, 2014.

•	Total revenue of $1,607.3 million, an increase of 15.9%, or approximately 17.3% on a constant currency basis(1).

•	International revenue of $414.7 million, an increase of 19.0%, or approximately 24.4% on a constant currency basis(1).

•	Total bookings(2), a non-GAAP financial measure, of $1,914.2 million, an increase of 14.3%, or approximately 17.5% on a constant currency basis(1).

•	Net loss was $120.4 million.

•	Adjusted EBITDA(1), a non-GAAP financial measure, of $337.4 million increased 24.3%.

•	Total customers of 13.8 million increased 8.7%.

•	Average revenue per user of $121 increased 6.3%.

•	Cash and cash equivalents were $348.0 million.

•	Operating cash flow was $259.4 million.

•	Capital expenditures were $55.8 million.
(1) Discussion of constant currency is set forth in "Quantitative and Qualitative Disclosures about Market Risk."
(2) Total bookings and adjusted EBITDA are non-GAAP financial measures. Reconciliations of total bookings to total revenue and adjusted EBITDA to net loss, the most directly comparable GAAP financial measures, are set forth in "Selected Financial Data—Reconciliation of Non-GAAP Financial Measures."

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Our Financial Model
We have developed a stable and predictable business model driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. We grew our total customers from 11.6 million as of December 31, 2013 to 13.8 million as of December 31, 2015, primarily through a combination of brand advertising, direct marketing efforts and customer referrals. In each of the five years ended December 31, 2015, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team build strong relationships with our customers and are key to our high level of customer retention.
We generate bookings and revenue from sales of product subscriptions, including domain products, hosting and presence offerings and business applications, as described below. We offer our product subscriptions on a variety of terms, which are typically one year, but can range from monthly terms to multi-annual terms of up to ten years depending on the product. We use total bookings as a performance measure, since we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. Accordingly, we believe total bookings is an indicator of the expected growth in our revenue and the operating performance of our business.
Domains. We generated 52% of our 2015 total revenue from the sale of domain products, primarily from domain name registrations and renewals, domain add-ons such as privacy and aftermarket sales. Total revenue from domains grew an average of 12% annually for the three years ended December 31, 2015.
Hosting and Presence. We generated 37% of our 2015 total revenue from the sale of hosting and presence products, primarily from a variety of web-hosting offerings, website builder products, SSL certificates and e-commerce products. These products generally have higher margins than domains. Total revenue from hosting and presence products grew an average of 25% annually for the three years ended December 31, 2015.
Business Applications. We generated 11% of our 2015 total revenue from the sale of business applications products, primarily from productivity tools such as domain-specific email accounts, which also have higher margins than domains. Total revenue from business applications grew an average of 49% annually for the three years ended December 31, 2015.
Total revenue derived from each of our product categories have increased in each of the last three years ended December 31, 2015, with our hosting, presence and business applications products growing faster in recent periods. This mix shift has favorably impacted our margins.
In each of the five years ended December 31, 2015, greater than 85% of our total revenue, excluding the impact of purchase accounting, was generated by customers who were also customers in the prior year. To track our growth and the stability of our customer base, we monitor, among other things, revenue, retention rates and ARPU generated by our annual customer cohorts over time, as well as corresponding marketing and advertising spend. We define an annual customer cohort to include each customer who first became a customer during a calendar year. For example, in calendar year 2010, we acquired 2.3 million customers, who we collectively refer to as our 2010 cohort. During the same time period, we spent $94 million in marketing and advertising expenses. By the end of 2015, the 2010 cohort had generated an aggregate of $956 million of total bookings, and we expect this cohort will continue to generate bookings and revenue in the future. For the five years ended December 31, 2015, the average retention rate of the 2010 cohort was approximately 88%. Over this period, ARPU, excluding the impact of purchase accounting, for the 2010 cohort grew from $75 in 2011 to $136 in 2015, representing a CAGR of 16%. We selected the 2010 cohort for this analysis because we believe the 2010 cohort is representative of the spending patterns and revenue impact of our other cohorts. We believe our cohort analysis is important to illustrate the long-term value of our customers.

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Key Metrics
As described in "Selected Financial Data," we monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. These metrics are supplemental to our GAAP results and include operational and non-GAAP measures. Reconciliations of total bookings to total revenue and adjusted EBITDA to net loss, the most directly comparable GAAP financial measures, are set forth in "Selected Financial Data-Reconciliation of Non-GAAP Financial Measures." In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our business:

	Year Ended December 31,
	2015	2014	2013

	(unaudited; in millions, except ARPU)
Total bookings	$1,914.2	$1,675.2	$1,397.9
Total customers at period end	13.8	12.7	11.6
Average revenue per user (ARPU)	$121	$114	$104
Adjusted EBITDA	$337.4	$271.5	$196.3
Total bookings. Total bookings increased 14.3% from $1,675.2 million in 2014 to $1,914.2 million in 2015. This increase was primarily driven by an 8.7% increase in total customers since December 31, 2014, a 4.6% increase in domains under management over the same period, increased customer spending on non-domains products and a higher growth rate associated with our continued international expansion, partially offset by the impact of adverse movements in foreign currency exchange rates. Our hosting and presence and business applications bookings are growing at a faster rate than domains bookings as customers broaden their adoption of our products.
Total bookings increased 19.8% from $1,397.9 million in 2013 to $1,675.2 million in 2014, primarily driven by a 9.7% increase in total customers since December 31, 2013, a 3.5% increase in domains under management over the same period and $45.0 million of incremental bookings from businesses acquired in the fourth quarter of 2013.
Total customers. As of December 31, 2015, 2014, and 2013, we had 13.8 million, 12.7 million and 11.6 million total customers, respectively. Our customer growth primarily resulted from increased brand awareness, our ongoing marketing and advertising initiatives, our continued international expansion, our enhanced and expanded product offerings and acquisitions.
Average revenue per user. ARPU increased 6.3% from $114 in 2014 to $121 in 2015 and increased 10.2% from $104 in 2013 to $114 in 2014, primarily due to broadened customer adoption of our products resulting in increased customer spend, revenue from acquired businesses and the reduced impact of purchase accounting adjustments.
Adjusted EBITDA. Adjusted EBITDA increased 38.3% from $196.3 million in 2013 to $271.5 million in 2014 and increased 24.3% to $337.4 million in 2015, primarily due to our revenue growth, revenue from acquired businesses and improved operating efficiencies.

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Results of Operations
The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2015	2014	2013
Revenue:
Domains	$840.8	$763.3	$671.6
Hosting and presence	592.0	507.9	380.6
Business applications	174.5	116.1	78.6
Total revenue	1,607.3	1,387.3	1,130.8
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	565.9	518.4	473.9
Technology and development	270.2	250.8	206.0
Marketing and advertising	202.2	164.7	145.5
Customer care	221.5	190.5	150.9
General and administrative	219.7	172.0	145.8
Depreciation and amortization	158.8	152.8	140.6
Total costs and operating expenses	1,638.3	1,449.2	1,262.7
Operating loss	(31.0)	(61.9)	(131.9)
Interest expense	(69.2)	(85.0)	(71.0)
Loss on debt extinguishment	(21.4)	—	—
Other income (expense), net	1.0	0.8	1.9
Loss before income taxes	(120.6)	(146.1)	(201.0)
Benefit for income taxes	0.2	2.8	1.1
Net loss	(120.4)	(143.3)	(199.9)
Less: net loss attributable to non-controlling interests	(44.8)	—	—
Net loss attributable to GoDaddy Inc.	$(75.6)	$(143.3)	$(199.9)

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	Year Ended December 31,
	2015	2014	2013
Revenue:
Domains	52.3%	55.0%	59.4%
Hosting and presence	36.8%	36.6%	33.7%
Business applications	10.9%	8.4%	6.9%
Total revenue	100.0%	100.0%	100.0%
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	35.2%	37.4%	41.9%
Technology and development	16.8%	18.1%	18.2%
Marketing and advertising	12.6%	11.9%	12.9%
Customer care	13.8%	13.7%	13.3%
General and administrative	13.7%	12.4%	12.9%
Depreciation and amortization	9.9%	11.0%	12.4%
Total costs and operating expenses	102.0%	104.5%	111.6%
Operating loss	(2.0)%	(4.5)%	(11.6)%
Interest expense	(4.3)%	(6.1)%	(6.4)%
Loss on debt extinguishment	(1.3)%	—%	—%
Other income (expense), net	0.1%	0.1%	0.2%
Loss before income taxes	(7.5)%	(10.5)%	(17.8)%
Benefit for income taxes	—%	0.2%	0.1%
Net loss	(7.5)%	(10.3)%	(17.7)%
Less: net loss attributable to non-controlling interests	(2.8)%	—%	—%
Net loss attributable to GoDaddy Inc.	(4.7)%	(10.3)%	(17.7)%
Comparison of Years Ended December 31, 2015, 2014 and 2013
Revenue
We generate substantially all of our revenue from sales of product subscriptions, including domain registrations and renewals, hosting and presence offerings and business applications. Our subscription terms are typically one year but can range from monthly terms to multi-annual terms of up to 10 years depending on the product. We generally collect the full amount of subscription fees at the time of sale, but recognize revenue ratably over the applicable contract term.
Domains revenue primarily consists of revenue from the sale of domain registration subscriptions, domain add-ons and aftermarket domain sales. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain.
Hosting and presence revenue primarily consists of revenue from the sale of subscriptions to our website hosting products, website building products, online visibility products, security products and an online shopping cart.
Business applications revenue primarily consists of revenue from the sale of subscriptions for email accounts, online calendar, online data storage, third-party productivity applications and email marketing tools.
Revenue is presented net of refunds, and we maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the applicable subscription terms compared to the amount originally expected. Our annual refund rate has ranged from 6.9% to 7.2% of total bookings from 2013 to 2015.

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The following table presents our revenue during the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
Domains	$840.8	$763.3	$671.6	$77.5	10%	$91.7	14%
Hosting and presence	592.0	507.9	380.6	84.1	17%	127.3	33%
Business applications	174.5	116.1	78.6	58.4	50%	37.5	48%
Total revenue	$1,607.3	$1,387.3	$1,130.8	$220.0	16%	$256.5	23%
As a result of the Merger, and to a lesser extent the other business acquisitions we have completed since the Merger, we were required by GAAP to record all assets and liabilities, including deferred revenue, prepaid domain name registry fees and long-lived assets, at fair value, which in some cases was different than historical book values. Recording deferred revenue at fair value in purchase accounting had the effect of reducing acquired deferred revenue and thereby reducing the recognition of revenue in subsequent periods as compared to the amounts we would have otherwise recognized. To the extent our customers renew their contracts, the full amount of renewal revenue will be recognized in future periods.
The impact on revenue related to purchase accounting limits the comparability of our revenue between periods. The following table reflects the impact of purchase accounting to our total revenue during the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013

Impact of purchase accounting:	(unaudited)
Total revenue	$1,607.3	$1,387.3	$1,130.8
Impact of purchase accounting on revenue	8.5	18.7	43.3
Total revenue excluding impact of purchase accounting (1)	$1,615.8	$1,406.0	$1,174.1

(1)	This amount represents the amount of revenue we would have recognized if not for the impact of purchase accounting.
2015 compared to 2014
Total revenue increased $220.0 million, or 15.9%, from $1,387.3 million in 2014 to $1,607.3 million in 2015. The increase was primarily driven by growth in total customers and ARPU. Total customers increased 1.1 million, or 8.7%, from 12.7 million as of December 31, 2014 to 13.8 million as of December 31, 2015. The increase in customers impacted each of our revenue lines, as the additional customers purchased subscriptions across our product portfolio.
Domains. Domains revenue increased $77.5 million, or 10.2%, from $763.3 million in 2014 to $840.8 million in 2015. The increase was primarily attributable to a $54.6 million increase in revenue from domain registrations and renewals and a $19.6 million increase in revenue from aftermarket domain sales. Domains under management increased 4.6% from 58.9 million as of December 31, 2014 to 61.6 million as of December 31, 2015.
Hosting and presence. Hosting and presence revenue increased $84.1 million, or 16.6%, from $507.9 million in 2014 to $592.0 million in 2015. The increase was primarily attributable to a $47.0 million increase in revenue from our website hosting and website building products and a $22.4 million increase in revenue from sales of our security products.
Business applications. Business applications revenue increased $58.4 million, or 50.3%, from $116.1 million in 2014 to $174.5 million in 2015. These increases were primarily driven by our offering of expanded email and productivity solutions and increased customer adoption of our business applications products.
2014 compared to 2013
Total revenue increased $256.5 million, or 22.7%, from $1,130.8 million in 2013 to $1,387.3 million in 2014. The increase primarily resulted from a $179.4 million increase in total revenue from new and existing customers, $52.4 million of

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incremental revenue from businesses acquired in the fourth quarter of 2013 and a $24.6 million reduction in the impact of purchase accounting. Total customers increased 1.1 million, or 9.7%, from 11.6 million as of December 31, 2013 to 12.7 million as of December 31, 2014.
Domains. Domains revenue increased $91.7 million, or 13.7%, from $671.6 million in 2013 to $763.3 million in 2014. The increase primarily resulted from a $73.2 million increase in revenue from new and existing customers, $10.3 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and an $8.2 million reduction in the impact of purchase accounting. Domains under management increased 2.0 million, or 3.5%, from 56.9 million as of December 31, 2013 to 58.9 million as of December 31, 2014.
Hosting and presence. Hosting and presence revenue increased $127.3 million, or 33.4%, from $380.6 million in 2013 to $507.9 million in 2014. The increase primarily resulted from a $72.8 million increase in revenue from new and existing customers, $41.1 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and a $13.3 million reduction in the impact of purchase accounting.
Business applications. Business applications revenue increased $37.5 million, or 47.7%, from $78.6 million in 2013 to $116.1 million in 2014. The increase primarily resulted from a $33.4 million increase in revenue from new and existing customers, a $3.1 million reduction in the impact of purchase accounting and $1.0 million of incremental revenue from businesses acquired in the fourth quarter of 2013.
Costs and Operating Expenses
Cost of revenue
Costs of revenue are the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain registration fees paid to the various domain registries and to ICANN, payment processing fees and third-party commissions. Similar to our billing practices, we pay domain costs at the time of purchase for the life of each customer subscription, but recognize the costs of service ratably over the term of our customer contracts. The terms of registry pricing are established by agreements between registries and registrars, and can vary significantly depending on the TLD. We expect cost of revenue to increase in absolute dollars in future periods as we expand our domains business and customer base. Cost of revenue may increase or decrease as a percentage of total revenue, depending on the mix of products sold in a particular period and the sales and marketing channels used.

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
Cost of revenue	$565.9	$518.4	$473.9	$47.5	9%	$44.5	9%
2015 compared to 2014. Cost of revenue increased $47.5 million, or 9.2%, from $518.4 million in 2014 to $565.9 million in 2015. This increase was primarily attributable to a $25.4 million increase in domain registration costs driven by the 4.6% increase in domains under management as well as higher costs associated with new gTLD registrations, a $12.1 million increase in software licensing fees primarily related to increased sales of our email and productivity solutions and a $5.1 million increase in payment processing fees due to the overall bookings increase.
2014 compared to 2013. Cost of revenue increased $44.5 million, or 9.4%, from $473.9 million in 2013 to $518.4 million in 2014. This increase was primarily attributable to a $32.5 million increase in domain registration costs as a result of a 3.5% increase in domains under management, a $6.1 million increase in payment processing fees due to the overall bookings increase and a $5.4 million increase in third-party commissions, primarily attributable to our Afternic business acquired in the fourth quarter of 2013.
Technology and development
Technology and development expenses represent the costs associated with the creation, development and distribution of our products and websites. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the data centers and systems infrastructure supporting those products, excluding depreciation expense. We expect technology and development expense to

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increase in absolute dollars as we continue to enhance existing products, develop new products and geographically diversify our data center footprint. Technology and development expenses may increase or decrease as a percentage of total revenue depending on our level of investment in additional personnel and the expansion of our global infrastructure footprint. Our investments in additional technology and development expenses are made to enhance our integrated technology infrastructure and support our new and enhanced product offerings, international expansion and the overall growth of our business.

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
Technology and development	$270.2	$250.8	$206.0	$19.4	8%	$44.8	22%
2015 compared to 2014. Technology and development expenses increased $19.4 million, or 7.7%, from $250.8 million in 2014 to $270.2 million in 2015. The increase was primarily attributable to an $13.7 million increase in compensation-related costs for our technology and development employees (including a $7.8 million increase in equity-based compensation), a $2.7 million increase in data center rent related to the continued growth of our business and a $2.1 million increase in technology-related professional fees to support our internal development team and expedite delivery of product enhancements to our customers.
2014 compared to 2013. Technology and development expenses increased $44.8 million, or 21.7%, from $206.0 million in 2013 to $250.8 million in 2014. The increase was primarily attributable to an $18.9 million increase in compensation costs driven primarily by employee headcount increases during the second half of 2013, of which $6.4 million relates to our Media Temple business acquired in the fourth quarter of 2013 and $5.7 million relates to an increase in equity-based compensation expense. The remaining increase was primarily due to an $11.2 million increase in data center rent, of which $8.7 million relates to our Media Temple business, and a $9.6 million increase in technology-related professional fees to support our internal development team and expedite delivery of product enhancements to our customers.
Marketing and advertising
Marketing and advertising expense represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across television and radio, search engines, online display, social media and spokesperson and event sponsorships. These expenses also include personnel costs and affiliate program commissions. We expect marketing and advertising expenses to fluctuate both in absolute dollars and as a percentage of total revenue depending on the size and scope of our future campaigns, particularly related to the size and scope of our new product introductions and the growth of our international operations.

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
Marketing and advertising	$202.2	$164.7	$145.5	$37.5	23%	$19.2	13%
2015 compared to 2014. Marketing and advertising expenses increased $37.5 million, or 22.8%, from $164.7 million in 2014 to $202.2 million in 2015. The increase was due to a $36.4 million increase in discretionary advertising spend driven by our international expansion.
2014 compared to 2013. Marketing and advertising expenses increased $19.2 million, or 13.2%, from $145.5 million in 2013 to $164.7 million in 2014. The increase was primarily attributable to a $15.8 million increase in discretionary brand development costs, of which $2.8 million is related to our Media Temple business, and a $3.4 million increase in compensation costs primarily driven by a 4.2% increase in employee headcount and an additional $3.2 million of equity-based compensation expense resulting from the modification of certain options.

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Customer Care
Customer Care expense represents the costs to advise our customers and service their needs, primarily consisting of personnel costs. We expect these expenses to increase in absolute dollars in the future as we expand our domestic and international Customer Care teams due to increases in total customers. We expect Customer Care expenses to fluctuate as a percentage of total revenue depending on the level of personnel required to support the continued growth of our business.

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
Customer care	$221.5	$190.5	$150.9	$31.0	16%	$39.6	26%
2015 compared to 2014. Customer care expenses increased $31.0 million, or 16.3%, from $190.5 million in 2014 to $221.5 million in 2015. The increase was primarily due to a $28.5 million increase in compensation-related costs, primarily driven by increased average headcount, as well as $2.5 million of incremental costs associated with the continued expansion of our international third-party Customer Care locations.
2014 compared to 2013. Customer care expenses increased $39.6 million, or 26.2%, from $150.9 million in 2013 to $190.5 million in 2014. The increase was primarily due to a $34.8 million increase in compensation-related costs primarily attributable to an 11.5% increase in employee headcount, of which $5.8 million is related to our Media Temple business, as well as $4.8 million of incremental costs associated with the expansion of our international third-party Customer Care locations.
General and administrative
General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent for all locations, all employee travel expenses, sponsor-based costs and other general costs. We expect general and administrative expenses to increase in absolute dollars in the future as a result of our overall growth, increased personnel costs and increased expenses associated with being a public company.

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
General and administrative	$219.7	$172.0	$145.8	$47.7	28%	$26.2	18%
2015 compared to 2014. In 2015, general and administrative expenses include $29.7 million of additional expenses related to certain payments made following the completion of the IPO, including $26.7 million paid to the Sponsors in connection with the termination of the transaction and monitoring fee agreement and $3.0 million paid to Bob Parsons in connection with the termination of the executive chairman services agreement. Following these payments, we are no longer obligated to make future payments under either of these agreements.
General and administrative expenses increased $47.7 million, or 27.7%, from $172.0 million in 2014 to $219.7 million in 2015. Excluding the termination payments discussed above, general and administrative expenses increased $18.0 million, or 10.5%, from $172.0 million in 2014 to $190.0 million in 2015, primarily due to an $11.3 million increase in legal and professional fees resulting from the resolution of outstanding claims and a $7.0 million increase in compensation-related costs driven by increased average headcount.
2014 compared to 2013. General and administrative expenses increased $26.2 million, or 18.0%, from $145.8 million in 2013 to $172.0 million in 2014. The increase was primarily due to a $25.4 million increase in compensation-related costs, primarily driven by employee headcount increases during the second half of 2013 (including the addition of certain executives, retention bonuses, $4.7 million related to our Media Temple business and an increase of $4.3 million in equity-based compensation expense). The remaining increase was primarily due to a $7.7 million increase in travel and corporate functions and a $6.6 million increase in office rent related to the expansion of our facilities, as well as increases in other general expenses associated with the overall growth of our business. These increases were partially offset by a $13.8 million decrease related to sales tax reserves primarily recorded in the fourth quarter of 2013 and a $5.4 million decrease in professional service fees resulting primarily from a favorable settlement agreement reached in December 2014 with an insurance carrier.

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Depreciation and amortization
Depreciation and amortization expenses consist of charges relating to the depreciation of the property and equipment used in our business and the amortization of acquired intangible assets, particularly those resulting from the Merger. Depreciation and amortization may increase or decrease in absolute dollars in future periods depending on our future level of capital investments in hardware and other equipment as well as amortization expense associated with future acquisitions.

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
Depreciation and amortization	$158.8	$152.8	$140.6	$6.0	4%	$12.2	9%
2015 compared to 2014. There were no material changes in depreciation and amortization expense.
2014 compared to 2013. Depreciation and amortization expense increased $12.2 million, or 8.7%, from $140.6 million in 2013 to $152.8 million in 2014. The increase results from a $6.8 million increase in amortization of intangible assets, primarily from acquisitions completed in the second half of 2013, and a $5.4 million increase in depreciation expense related to additional property and equipment from capital expenditures and assets assumed in acquisitions.
Interest expense

	Year Ended December 31,			2015 to 2014		2014 to 2013
	2015	2014	2013	$ change	% change	$ change	% change
Interest expense	$69.2	$85.0	$71.0	$(15.8)	(19)%	$14.0	20%
2015 compared to 2014. Interest expense decreased $15.8 million, or 18.6%, from $85.0 million in 2014 to $69.2 million in 2015, primarily driven by interest savings resulting from our repayment of the $300.0 million senior note to Holdings in April 2015, partially offset by increased borrowings from the May 2014 refinancing of our term loan.
2014 compared to 2013. Interest expense increased $14.0 million, or 19.7%, from $71.0 million in 2013 to $85.0 million in 2014. The increase was primarily driven by an increase in our outstanding long-term debt from $1,132.8 million as of December 31, 2013 to $1,469.5 million as of December 31, 2014, partially offset by amendments to our long-term debt agreements during 2013 and 2014, which lowered our average effective interest rate to 5.2% as of December 31, 2014.
Loss on debt extinguishment
In April 2015, we recognized a $21.4 million loss on debt extinguishment as a result of the repayment of the senior note to Holdings, which consisted of a prepayment premium of $13.5 million and the write-off of $7.1 million of unamortized original issue discount and $0.8 million of deferred debt issuance costs.
Liquidity and Capital Resources
Overview
Other than the receipt of proceeds from our IPO in April 2015, our principal sources of liquidity have been cash flow generated from operations and long-term debt borrowings. Our principal uses of cash have been to fund operations, acquisitions and capital expenditures, as well as make distributions to holders of LLC Units, interest payments and mandatory principal payments on our long-term debt.
On April 7, 2015, we completed our IPO and sold 26.0 million shares of Class A common stock at a public offering price of $20.00 per share, receiving $491.8 million in proceeds, net of underwriting discounts and commissions. We incurred $11.2 million of legal, accounting, printing and other professional fees related to the IPO, which were charged against additional paid-in capital upon completion of the IPO. We used the net proceeds to:

•	make a final aggregate payment of $26.7 million to the Sponsors upon the termination of the transaction and monitoring fee agreement;

•	make a payment of $3.0 million to Bob Parsons upon the termination of the executive chairman services agreement;

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•	make a payment totaling $316.0 million to repay the senior note to Holdings;

•	make a payment of $75.0 million to repay all amounts drawn on our revolving credit loan; and

•	make a payment of $28.1 million to complete an acquisition.
We retained the remaining proceeds for general corporate purposes, which included working capital needs, sales and marketing activities, solution and platform development, general and administrative activities and capital expenditures.
In general, we seek to deploy our capital in a systematically prioritized manner focusing first on requirements for operations, then on growth investments, and finally on equity holder returns. Our strategy is to deploy capital from any potential source, whether debt, equity or internally generated cash, depending on the adequacy and availability of the source of capital and which source may be used most efficiently and at the lowest cost at that point in time. Therefore, while cash generated from operations is our primary source of operating liquidity and we believe our internally generated cash flows are sufficient to support our day-to-day business operations, we use a variety of capital sources to fund our needs for less predictable investment decisions such as acquisitions.
We have incurred long-term debt, including under the Credit Facility described below, to fund acquisitions and for our working capital needs. As a result of our debt, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. However, the restrictions under our Credit Facility are subject to a number of qualifications and exceptions and may be amended with the consent of our lenders.
We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support domestic and international development efforts, continued brand development and advertising spend, the expansion of Customer Care and general and administrative activities, the introduction of new and enhanced product offerings, the costs to support new and replacement capital equipment and the completion of strategic acquisitions.
Credit Facility
Our Credit Facility consists of the $1,100.0 million Term Loan maturing on May 13, 2021 and the available $150.0 million Revolving Credit Loan maturing on May 13, 2019, as described in Note 9 to our consolidated financial statements. The Credit Facility is subject to customary fees for loan facilities of this type, including a commitment fee on the Revolving Credit Loan. The Term Loan is required to be repaid in quarterly installments of 0.25% of the original principal, with the remaining balance due at maturity. The Term Loan must be repaid with proceeds from certain asset sales and debt issuances and with a portion of our excess cash flow, up to 50.0%, depending on our net leverage ratio. The Credit Facility is guaranteed by all of our material domestic subsidiaries and is secured by substantially all of our and such subsidiaries’ real and personal property.
The Credit Facility contains covenants restricting, among other things, our ability, or the ability of our subsidiaries, to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes including mergers and consolidations, sell assets, make restricted payments including dividends, distributions and investments, prepay junior indebtedness, make certain intercompany distributions and engage in operations other than in connection with acting as a holding company, subject to customary exceptions. The Revolving Credit Loan also contains a financial covenant requiring us to maintain a maximum net leverage ratio of 7.25:1.00 at all times our usage exceeds 30.0% of the maximum capacity. The net leverage ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated EBITDA (as defined in the Credit Facility). As of December 31, 2015, we were in compliance with all such covenants and we had no amounts drawn on the Revolving Credit Loan.
Senior Note
As described above and in Note 9 to our consolidated financial statements, in April 2015, we repaid the senior note to Holdings in full. The senior note was canceled following this repayment.

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Tax Receivable Agreements
We are a party to five TRAs. Under four of these agreements, we are generally required to pay to each Reorganization Party approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger, the benefit of which is allocable to us as a result of such Investor Corp Merger (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) NOLs available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.
During 2015, we recorded $151.6 million as a liability due to the Reorganization Parties under the TRAs, which is the amount we currently deem is probable and estimable, all of which is classified as long-term as of December 31, 2015. We may record additional liabilities under the TRAs when LLC Units are exchanged in the future and as our estimates of the utilization of the tax attributes, NOLs and other tax benefits change in the future. We expect to make payments under the TRAs, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue from the due date (without extensions) of such tax return at a rate equal to the one year LIBOR plus 100 basis points. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due. We do not expect to make any payments related to the existing liability under the TRAs until at least 2017. See "Contractual Obligations" for additional information regarding tax payments.
Because we are a holding company with no operations, we rely on Desert Newco to provide us with funds necessary to meet any financial obligations. If we do not have sufficient funds to pay TRA, tax or other liabilities or to fund our operations (as a result of Desert Newco’s inability to make distributions to us due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRAs), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect at the date of our IPO).
Tax Distributions to Desert Newco's Owners
Tax distributions are required under the terms of the New LLC Agreement. Any required payments are calculated each quarter based on a number of variables, including Desert Newco's taxable income or loss, allocations of taxable income among Desert Newco's owners based on principles detailed within the Treasury Regulations, tax deductions for stock option exercises and vested RSUs and changing ownership percentages among Desert Newco's owners. As of December 31, 2015, we have accrued $5.3 million for tax distributions related to estimated taxable income allocations to Desert Newco's owners for 2015, which will be paid in March 2016. This accrued amount will be paid based on ownership as of the payment date and is estimated as follows: $2.1 million to Holdings, $1.1 million to KKR, $1.1 million to SLP, $0.6 million to TCV and $0.4 million to other Desert Newco owners. See "Contractual Obligations" for additional information regarding tax payments.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2014	2013
Net cash provided by operating activities	$259.4	$180.6	$153.3
Net cash used in investing activities	(145.9)	(107.3)	(208.5)
Net cash provided by (used in) financing activities	95.7	(29.7)	91.1
Effect of exchange rate changes on cash and cash equivalents	(0.2)	—	—
Net increase in cash and cash equivalents	$209.0	$43.6	$35.9

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Operating Activities
Our primary source of cash from operating activities has been cash collections from our customers. We expect cash inflows from operating activities to be primarily affected by increases in total bookings. Our primary uses of cash from operating activities have been for domain registration costs paid to registries, personnel costs, discretionary marketing and advertising costs, technology and development costs and interest payments. We expect cash outflows from operating activities to be affected by the timing of payments we make to registries and increases in personnel and other operating costs as we continue to grow our business.
Net cash provided by operating activities increased $78.8 million from $180.6 million during 2014 to $259.4 million during 2015, which includes $29.7 million of payments made in connection with the termination of certain agreements with the Sponsors and Bob Parsons following the completion of the IPO. This increase was primarily due to a $30.9 million improvement in our operating loss, a $16.3 million decrease in interest payments resulting from the repayment of debt following the IPO and the payment in 2014 of $17.2 million for prior period sales taxes.
Net cash provided by operating activities increased $27.3 million from $153.3 million during 2013 to $180.6 million during 2014, primarily due to a $70.0 million improvement in our operating loss, partially offset by a $56.4 million decrease in cash resulting from net changes in working capital. The primary drivers of the decrease in net changes from working capital were the payment of $17.2 million for prior period sales taxes in 2014 and increased payroll, employee benefit and operating expense payments as a result of the growth in our business. Sales tax payments were made in jurisdictions in which we determined we have nexus based on evolving tax regulations for periods before we began collecting sales taxes from customers. In July 2014, we began collecting sales taxes at the time of sale from customers residing in jurisdictions in which we have nexus.
Investing Activities
Our investing activities primarily consist of strategic acquisitions and purchases of property and equipment related to growth in our data centers and to support the overall growth in our business. We expect our investing cash flows to be affected by the timing of payments we make for capital expenditures and the strategic acquisition or other growth opportunities we decide to pursue.
Net cash used in investing activities increased $38.6 million from $107.3 million during 2014 to $145.9 million during 2015. This increase was primarily due to a $25.5 million increase in cash paid for business acquisitions and $23.5 million in purchases of intangible assets, partially offset by a $13.1 million decrease in capital expenditures.
Net cash used in investing activities decreased $101.2 million from $208.5 million during 2013 to $107.3 million during 2014, primarily due to a $116.1 million decrease in cash paid for business acquisitions, partially offset by a $15.8 million increase in capital expenditures.
Financing Activities
Our financing activities primarily consist of the receipt of proceeds from the IPO and from the issuance of long-term debt, payment of IPO costs, the repayment of principal on long-term debt and stock option activity.
Net cash from financing activities increased $125.4 million from $29.7 million used in financing activities during 2014 to $95.7 million provided by financing activities during 2015. This increase was primarily due to the receipt of net IPO proceeds of $482.4 million in 2015 and distributions of $349.0 million paid to Desert Newco's unit and option holders in 2014. The increase was partially offset by additional repayments of long-term debt of $378.4 million (primarily from debt repayments made with our IPO proceeds) and long-term debt borrowings of $338.8 million in 2014.
Net cash from financing activities decreased $120.8 million from cash provided by financing activities of $91.1 million during 2013 to cash used in financing activities of $29.7 million during 2014, primarily as a result of distributions of $349.0 million paid to Desert Newco's unit and options holders in 2014, partially offset by increased long-term debt borrowings of $238.8 million resulting from amendments to our credit facility.

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Deferred Revenue
Deferred revenue consists of sales of our products not yet recognized as revenue at the end of a period. Our deferred revenue as of December 31, 2015 was $1,416.2 million, and is expected to be recognized as revenue as follows:

	2016	2017	2018	2019	2020	Thereafter	Total
Domains	$497.2	$138.4	$61.5	$36.8	$21.2	$30.6	$785.7
Hosting and presence	330.8	93.4	35.6	11.6	4.7	4.4	480.5
Business applications	109.7	24.7	8.1	3.8	1.8	1.9	150.0
	$937.7	$256.5	$105.2	$52.2	$27.7	$36.9	$1,416.2
Contractual Obligations
The following table summarizes our material contractual obligations and commitments as of December 31, 2015:

	Payments due by period
	1 year	2-3 years	4-5 years	5+ years
Long-term debt, including current maturities(1)	$11.0	$22.0	$22.0	$1,028.5
Interest on long-term debt(2)	46.6	91.6	89.8	16.1
Lease financing obligation(3)	3.2	6.4	6.7	15.7
Operating leases(4)	40.1	36.2	18.1	34.8
Capital leases(5)	12.4	4.8	—	—
Service agreements(6)	10.9	3.3	—	—
Marketing agreements(7)	20.4	—	—	—
TRA payments(8)	—	14.9	30.1	106.6
Tax distributions to Desert Newco's owners(9)	5.3	(9)	(9)	(9)

(1)	See Note 9 to our consolidated financial statements for information regarding the terms of our long-term debt agreements.

(2)	Interest on long-term debt excludes the amortization of deferred debt issuance costs and original issue discounts.

(3)
We lease office space in Tempe, Arizona under which we occupy the total available space. See Note 10 to our consolidated financial statements for information regarding the terms of our lease financing obligation.

(4)	We lease office space, data center space (including commitments for specified levels of power) and vehicles under operating leases expiring at various dates through September 2026.

(5)	We lease certain computer equipment under capital leases. The capital lease payments included in the table above include the amounts representing interest.

(6)	We have long-term agreements with certain vendors to provide for software and equipment maintenance, specified levels of bandwidth and other services.

(7)	We have contractual commitments requiring future payments under certain marketing agreements.

(8)
Reflects the estimated timing of TRA payments as of December 31, 2015. Such payments could be due later than estimated depending on the timing of our use of the underlying tax attributes. As of December 31, 2015, we have recorded a liability of $151.6 million payable to the Reorganization Parties under the TRAs, reflecting limitations on the use of the favorable tax attributes due to limitations of taxable income. The estimated amounts payable under the TRAs do not consider any future exchanges of LLC Units. Such future exchanges will have a material impact on our liabilities under the TRAs. See "Risk Factors-Risks Related to Our Company and Our Organizational Structure" and Note 12 to our audited consolidated financial statements for additional information regarding our liability under the TRAs.

(9)
Tax distributions are required under the terms of the New LLC Agreement. As of December 31, 2015, we have accrued $5.3 million for tax distributions related to estimated taxable income allocations to Desert Newco's owners for 2015, which will be paid in March 2016. This accrued amount will be paid based on ownership as of the payment date and is estimated to be as follows: $2.1 million to Holdings, $1.1 million to KKR, $1.1 million to SLP, $0.6 million to TCV and $0.4 million to other Desert Newco owners. Tax distributions beyond 2015 have not been included in the above table due to the uncertainty of whether or not such distributions will be required and our inability to estimate the amounts we will be required to pay in those future periods. See Note 12 to our audited consolidated financial statements for additional information regarding tax distributions.

Off-Balance Sheet Arrangements
As of December 31, 2015 and 2014, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our consolidated financial statements.

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Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP, and in doing so, we have to make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates, assumptions and judgments on an ongoing basis. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change our results from those reported. We refer to estimates, assumptions and judgments of this type as our critical accounting policies and estimates, which we discuss further below. We review our critical accounting policies and estimates with the audit committee of our board of directors on an annual basis.
See Note 2 to our consolidated financial statements for a summary of our significant accounting policies.
Revenue Recognition
We recognize revenue over the period during which products or services are delivered to the customer. Customers are billed for products, generally in advance, based on their selected contract term duration. For all customers, regardless of the method we use to bill them, cash received in advance of the provision of products is recorded as deferred revenue.
We may sell multiple products to customers at the same time. For example, we may design a customer website and separately offer other products such as hosting and an online shopping cart, or a customer may combine a domain registration with other products such as private registration or email. Revenue arrangements with multiple deliverables are divided into separate units of accounting if each deliverable has stand-alone value to the customer. The majority of our revenue arrangements consist of multiple-element arrangements, with revenue for each unit of accounting recognized as the product or service is delivered to the customer.
Consideration is allocated to each deliverable at the inception of an arrangement based on relative selling prices. We determine the relative selling price for each deliverable based on our vendor-specific objective evidence of selling price (VSOE), if available, or our best estimate of selling price (BESP), if VSOE is not available. We establish VSOE for certain of our products when a consistent number of stand-alone sales of these products have been priced within a reasonably narrow range. We are unable to establish VSOE when we lack pricing consistency, primarily related to our marketing strategies and variability in pricing due to promotional activity.
Our process for determining BESP requires judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable. For products where VSOE is not available, we determined BESP by considering our overall pricing objectives and market conditions. Significant factors taken into consideration include historical and expected discounting practices, the size, volume and term length of transactions, customer demographics, the geographic areas in which our products are sold and our overall go-to-market strategy.
We have determined third-party evidence of selling price (TPE) is not a practical alternative due primarily to the significant variability among available third-party pricing information for similar products and differences in the features of our product offerings compared to other parties.
We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product by product basis and is dependent on whether we act as principal or agent in the transaction.
We maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the contract term of the applicable product compared to the amount originally expected. Our annual refund rate has ranged from 6.9% to 7.2% of total bookings from 2013 to 2015.
See Notes 2 and 7 to our consolidated financial statements for additional information regarding revenue recognition and deferred revenue.

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Equity-Based Compensation
Our equity-based awards are comprised primarily of options. We grant options at exercise prices equal to the fair market value of our Class A common stock as reported on the NYSE on the date of grant. We measure and recognize compensation expense for equity-based awards made to employees, service providers and directors based on the grant date fair values of the awards. For awards with service or performance-based vesting conditions, the grant date fair value is estimated using the Black-Scholes option-pricing model, which requires management to make assumptions and apply judgment in determining the grant date fair value of equity-based awards.
The most significant assumptions and judgments include estimating the expected term of awards, the expected volatility of our Class A common stock, the risk-free interest rates and the expected dividend yield of our Class A common stock. The assumptions used in our option pricing model represent management’s best estimates. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.
In addition to the above assumptions, we also estimate a forfeiture rate for our awards, which is based on an analysis of our historical forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on our actual forfeiture experience, analysis of employee turnover and other factors. Changes in our estimated forfeiture rate can have a significant impact on our equity-based compensation expense since the cumulative effect of adjusting the forfeiture rate is recognized in the period in which the estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made resulting in a decrease to the equity-based compensation expense previously recognized. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made resulting in an increase to the equity-based compensation expense previously recognized.
On a quarterly basis, we estimate when and if performance-based awards will be earned. Equity-based compensation expense is recognized only for awards considered probable of being earned. The grant date fair value of each award ultimately expected to vest is recognized as equity-based compensation expense, net of estimated forfeitures, over the requisite service period.
We will continue to use judgment in evaluating the assumptions related to our equity-based awards on a prospective basis. As we continue to accumulate additional data related to our awards, we may refine our estimates, which could materially impact our future equity-based compensation expense.
See Notes 2 and 6 to our consolidated financial statements for additional information regarding equity-based compensation.
Business Combinations
We have made and may continue to make business acquisitions. We include the results of operations of acquired businesses in our consolidated financial statements as of the respective dates of acquisition. The purchase price of acquisitions, including estimates of the fair value of contingent consideration when applicable, is allocated to the tangible and intangible assets acquired and the liabilities assumed, including deferred revenue, based on their estimated fair values on the respective acquisition dates, with the excess recorded as goodwill. Contingent consideration is then adjusted to fair value in subsequent periods as an increase or decrease in general and administrative expenses. Acquisition related costs are expensed as incurred.
See Notes 2 and 3 to our consolidated financial statements for additional information regarding business combinations.
Goodwill and Indefinite-Lived Intangible Assets
We annually assess our goodwill and indefinite-lived intangible assets for impairment during the fourth quarter. We will also perform an assessment at other times if events or changes in circumstances indicate the carrying value of these assets may not be recoverable.
We first make a qualitative assessment of whether it is more-likely-than-not our single reporting unit’s fair value is less than its carrying value to determine whether it is necessary to perform the two-step impairment test. The qualitative assessment includes considering various factors including macroeconomic conditions, industry and market conditions and our historical and projected operating results. We are only required to perform the two-step impairment test if our qualitative assessment determines

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our single reporting unit’s fair value is not greater than its carrying value. We may elect to perform the two-step impairment test without considering such qualitative factors.
Our qualitative analyses during 2015, 2014 and 2013 did not indicate any impairment of our goodwill and indefinite-lived intangible assets, and accordingly, no impairment was recorded. As of December 31, 2015, we believe such assets are recoverable; however, there can be no assurances these assets will not be impaired in future periods. Any future impairment charges could adversely impact our consolidated results of operations.
See Notes 2 and 4 to our consolidated financial statements for additional information regarding goodwill and indefinite-lived intangible assets.
Income Taxes
We are subject to U.S. federal and state income taxes. In addition, we may be subject to taxes in the foreign jurisdictions in which we operate. We are a controlling member in Desert Newco, which has been, and will continue to be, treated as a partnership for U.S. income tax purposes. Under these provisions, Desert Newco is considered a pass-through entity and generally does not pay income taxes on its taxable income in most jurisdictions. Instead, Desert Newco's members, of which we are one, are liable for U.S. federal and state income taxes based on their taxable income. Desert Newco is liable for income taxes in certain foreign jurisdictions, in those states not recognizing its pass-through status and for certain subsidiaries not taxed as pass-through entities. We have acquired the outstanding stock of various entities taxed as corporations, which are now wholly-owned by us or our subsidiaries and are treated as a consolidated group for federal income tax purposes. Where required or allowed, these subsidiaries also file as a consolidated group for state income tax purposes.
We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period in which the enactment date occurs.
We recognize deferred tax assets to the extent we believe these assets are more-likely-than-not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations.
We recognize tax benefits from uncertain tax positions only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement.
See Notes 2 and 12 to our consolidated financial statements for additional information regarding income taxes.
Payable to Related Parties Pursuant to the TRAs
Concurrent with the completion of the IPO, we became a party to five TRAs. Under four of the TRAs, we generally will be required to pay to each Reorganization Party approximately 85% of the amount of calculated tax savings, if any, we are deemed to realize as a result of (1) any existing tax attributes of LLC Units acquired in the applicable Investor Corp Merger, (2) NOLs available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest. The other TRA requires us to pay our pre-IPO owners approximately 85% of the amount of the calculated tax savings, if any, we are deemed to realize from exchanges of LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock.
When LLC Units are exchanged, we receive certain tax attributes, including the original basis adjustments (the OBAs) created from the original acquisition of the LLC Units plus any anticipated basis adjustments. The OBAs entitle us to the depreciation and amortization previously allocable to the original owner of such units. The anticipated basis adjustments will increase, for tax purposes, our depreciation and amortization deductions. To the extent these deductions are used to reduce our taxable income, thereby resulting in actual tax savings, we will be required to pay the original owners approximately 85% of such

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savings, which is recorded as an additional liability under the TRAs. This increase in tax basis also creates additional deferred tax assets and may also decrease gains, or increase losses, on future dispositions of certain assets to the extent tax basis is allocated to those assets.
For purposes of calculating the income tax savings we are deemed to realize under the TRAs, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using 5% for the assumed combined state and local tax rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefits.
The term of the TRAs commenced upon the completion of our IPO and will continue until all such tax benefits have been utilized or expire, unless we exercise our rights to terminate the agreements or payments under the agreements are accelerated in the event we materially breach any of our material obligations under the agreements.
In the Investor Corp Mergers, we received certain tax attributes, including the OBAs and NOL carryforwards, from the Reorganization Parties. These OBAs entitle us to the depreciation and amortization previously allocable to the Reorganization Parties. These deductions are allowed prior to the utilization of any NOL or tax credit carryforwards against income taxes.
Based on current projections of taxable income, and before deduction of any specially allocated depreciation and amortization, we anticipate having enough taxable income to utilize a portion of these specially allocated deductions related to the OBAs. Accordingly, during the second quarter of 2015, we initially recorded a liability of $170.4 million payable to the Reorganization Parties under the TRAs. During the third quarter of 2015, we increased this liability to $170.9 million, with the $0.5 million charge recorded as an increase in general and administrative expenses. During the fourth quarter of 2015, we corrected an immaterial error in the determination of the liability we currently deem probable under the TRAs and reduced this liability to $151.6 million as of December 31, 2015, with $18.8 million recorded as an increase to additional paid-in capital and $0.5 million recorded as a reduction in general and administrative expenses.
The projection of future taxable income involves significant judgment. Actual taxable income may differ from our estimates, which could significantly impact the liability under the TRAs. Because we anticipate these additional depreciation and amortization deductions being greater than our taxable income, the excess deductions allocated to us will increase the amount of our NOL carryforwards. We have determined we will be unable to utilize all of our deferred tax assets; therefore, we have not recorded a liability under the TRAs related to the tax savings we may realize from the utilization of NOL carryforwards. If utilization of these NOL carryforwards becomes more-likely-than-not in the future, at such time, we will record a liability under the TRAs of up to an additional $112.4 million related to the tax attributes received in the Investor Corp Mergers, which will be recorded as a charge to our consolidated statement of operations. Additionally, if the tax attributes are not utilized in future years, it is reasonably possible no amounts would be paid under the TRAs. In this scenario, the reduction of the liability under the TRAs would result in a benefit to our consolidated statement of operations.
See Notes 2 and 12 to our consolidated financial statements for additional information regarding the payable to related parties pursuant to the TRAs.
The TRAs are subject to a number of risks and uncertainties. For a description of these risks, see "Risk Factors—Risks Related to Our Company and Our Organizational Structure."
Indirect Taxes
We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the United States and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are subject to change. We may be audited in the future, which could result in changes to our indirect tax estimates.

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As of December 31, 2015, our accrual for estimated indirect tax liabilities was $7.1 million, reflecting our best estimate of the probable liability, based on an analysis of our business activities, revenues subject to indirect taxes and applicable regulations in the jurisdictions in which we conduct business. We continually evaluate those jurisdictions in which nexus exists and believe our accrual for estimated indirect tax liabilities is reasonable; however, the final determination of indirect tax audits and any related litigation could be materially different than the amounts we have established for indirect tax contingencies. Due to the complexity and uncertainty surrounding indirect tax laws, we believe it is reasonably possible we have incurred additional losses related to indirect taxes; however, we are not able to estimate a range of the loss at this time.
See Note 10 to our consolidated financial statements for additional information regarding indirect taxes.
Loss Contingencies
We are subject to the possibility of various loss contingencies arising from uncertain and unresolved matters in the ordinary course of business and from events or actions by others having the potential to result in a future loss. Such contingencies may include, but are not limited to, intellectual property claims, labor and employment claims, breach of contract claims, regulatory proceedings, product service level commitments and losses resulting from other events and developments. We consider the likelihood of loss, the impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies.
When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties impacting the ultimate resolution of the contingency. It is also not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.
Disclosure is also provided when it is reasonably possible a loss will be incurred, or when it is reasonably possible the amount of a loss will exceed the recorded amounts. We regularly review all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. As discussed above, development of a meaningful estimate of loss, or a range of potential loss, is complex when the outcome is directly dependent on negotiations with, or decisions by, third parties such as regulatory agencies, court systems in various jurisdictions and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low estimates.
See Note 10 to our consolidated financial statements for additional information regarding loss contingencies.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements for information regarding recent accounting pronouncements.
Part IV.
Item 15. Exhibits, Financial Statement Schedules
Exhibits
See the Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

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SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GODADDY INC.

Date:	April 5, 2016	/s/ Scott W. Wagner
Scott W. Wagner
Chief Financial Officer
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

	Signature	Title	Date
	*	Chief Executive Officer and Director (Principal Executive Officer)	April 5, 2016
Blake J. Irving
	/s/ Scott W. Wagner	Chief Financial Officer (Principal Financial Officer)	April 5, 2016
Scott W. Wagner
	*	Chief Accounting Officer (Principal Accounting Officer)	April 5, 2016
Matthew B. Kelpy
	*	Director	April 5, 2016
Bob Parsons
	*	Director	April 5, 2016
Herald Y. Chen
	*	Director	April 5, 2016
Richard H. Kimball
	*	Director	April 5, 2016
Gregory K. Mondre
	*	Director	April 5, 2016
John I. Park
	*	Director	April 5, 2016
Elizabeth S. Rafael
	*	Director	April 5, 2016
Charles J. Robel
	*	Director	April 5, 2016
Lee Wittlinger

*By:	/s/ Scott W. Wagner
Attorney-in-Fact

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EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
2.1	Reorganization Agreement dated as of March 31, 2015, by and among GoDaddy Inc., Desert Newco, LLC and the other parties named therein	8-K	001-36904	2.1	4/6/2015
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-36904	3.1	4/6/2015
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-36904	3.2	4/6/2015
4.1	Form of common stock certificate of the Registrant	S-1/A	333-196615	4.1	3/19/2015
4.2+	GoDaddy Inc. 2015 Equity Incentive Plan, and form of agreements thereunder	S-8	333-203166	4.2	4/1/2015
4.3+	GoDaddy Inc. 2015 Employee Stock Purchase Plan	S-8	333-203166	4.3	4/1/2015
4.4+	Desert Newco, LLC 2011 Unit Incentive Plan, as amended, and form of agreements thereunder	S-8	333-203166	4.4	4/1/2015
4.5+	Locu, Inc. Amended and Restated 2011 Equity Incentive Plan, and form of agreements thereunder	S-1/A	333-196615	10.10	2/13/2015
4.6+	Bootstrap, Inc. 2008 Stock Plan, and form of agreements thereunder	S-1/A	333-196615	10.11	2/13/2015
4.7+	The Go Daddy Group, Inc. 2006 Equity Incentive Plan	S-1/A	333-196615	10.28	3/19/2015
10.1	Third Amended and Restated Limited Liability Company Agreement of Desert Newco, LLC, dated as of March 31, 2015, by and among GoDaddy Inc., Desert Newco, LLC and the other parties named therein	8-K	001-36904	10.1	4/6/2015
10.2	Exchange Agreement, dated as of March 31, 2015, by and among Desert Newco, LLC, GoDaddy Inc. and the other parties named therein	8-K	001-36904	10.2	4/6/2015
10.3	Amended and Restated Registration Rights Agreement, dated as of March 31, 2015, by and among GoDaddy Inc., Desert Newco, LLC and the other parties named therein	8-K	001-36904	10.3	4/6/2015
10.4	Stockholder Agreement, dated as of March 31, 2015, by and among GoDaddy Inc., Desert Newco and the other parties named therein	8-K	001-36904	10.4	4/6/2015
10.5	Tax Receivable Agreement (Exchanges) dated as of March 31, 2015, by and among GoDaddy Inc. and the persons named therein	8-K	001-36904	10.5	4/6/2015
10.6	Tax Receivable Agreement (KKR Co-Invest Reorganization) dated as of March 31, 2015, by and among GoDaddy Inc. and GDG Co-Invest Blocker L.P.	8-K	001-36904	10.6	4/6/2015
10.7	Tax Receivable Agreement (KKR Reorganization) dated as of March 31, 2015, by and among GoDaddy Inc. and KKR 2006 GDG Blocker L.P.	8-K	001-36904	10.7	4/6/2015
10.8	Tax Receivable Agreement (SLP Reorganization) dated as of March 31, 2015, by and among GoDaddy Inc. and SLP III Kingdom Feeder I, L.P.	8-K	001-36904	10.8	4/6/2015
10.9	Tax Receivable Agreement (TCV Reorganization) dated as of March 31, 2015, by and among GoDaddy Inc. and TCV VII (A) L.P.	8-K	001-36904	10.9	4/6/2015
10.10	Transaction and Monitoring Fee Agreement, dated December 16, 2011, by and between Go Daddy Operating Company, LLC, Kohlberg Kravis Roberts & Co. L.P., Silver Lake Management Company III, and TCV VII Management, LLC	S-1/A	333-196615	10.12	2/24/2015
10.11	Restated and Amended Executive Chairman Services Agreement, dated March 4, 2015, by and between Desert Newco, LLC and Bob Parsons	S-1/A	333-196615	10.13	3/19/2015
10.12	Amendment No. 4 to Credit Agreement, including as Annex A, the First Amended and Restated Credit Agreement, dated as of May 13, 2014, by and among Desert Newco, LLC, Go Daddy Operating Company, LLC, Barclays Bank PLC, Deutsche Bank Securities Inc., RBC Capital Markets, KKR Capital Markets LLC, J.P. Morgan Securities LLC, Morgan Stanley Senior Funding Inc., and Citigroup Global Markets, Inc.	S-1/A	333-196615	10.14	2/13/15

38

EXHIBIT INDEX (continued)

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.13	Indenture, dated as of December 16, 2011, by and among Desert Newco, LLC, Go Daddy Operating Company, LLC, The Go Daddy Group, Inc. and the subsidiary guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the Supplemental Indenture dated May 13, 2014	S-1/A	333-196615	10.15	2/13/2015
10.14	Registrar Accreditation Agreement, dated July 14, 2013, by and between GoDaddy.com, LLC and Internet Corporation for Assigned Names and Numbers	S-1	333-196615	10.16	6/9/2014
10.15	.COM Registry-Registrar Agreement, dated July 5, 2012, by and between GoDaddy.com, LLC and VeriSign, Inc.	S-1	333-196615	10.17	6/9/2014
10.16	Agreement, dated as of August 1, 2014, by and between The Go Daddy Group, Inc. and Desert Newco, LLC, and certain other parties named therein	S-1/A	333-196615	10.18	8/14/2014
10.17+	Annual Bonus Plan for 2013 and 2014	S-1/A	333-196615	10.19	2/24/2015
10.18	Form of Indemnification Agreement	S-1/A	333-196615	10.20	2/24/2015
10.19+	Executive Incentive Compensation Plan	S-1/A	333-196615	10.22	2/24/2015
10.20+	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Blake Irving	S-1/A	333-196615	10.23	2/24/2015
10.21+	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Scott Wagner	S-1/A	333-196615	10.24	3/19/2015
10.22+	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Arne Josefsberg	S-1/A	333-196615	10.25	2/24/2015
10.23+	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Elissa Murphy	S-1/A	333-196615	10.26	2/24/2015
10.24+	Offer Letter, dated October 8, 2014, by and between GoDaddy Inc. and Matthew B. Kelpy	S-1/A	333-196615	10.27	2/24/2015
21.1	List of subsidiaries of the Registrant	S-1	333-196615	21.1	6/9/2014
23.1	Consent of independent registered public accounting firm	10-K	001-36904	23.1	3/3/2016
24.1	Power of Attorney	10-K	001-36904	24.1	3/3/2016
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	10-K	001-36904	23.1	3/3/2016

+	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.

39

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐	Preliminary Proxy Statement	☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

GoDaddy Inc.

Payment of Filing Fee (Check the appropriate box):

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	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
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	(4)	Date Filed:

GODADDY INC.
14455 N. Hayden Road
Scottsdale, Arizona 85260
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 8:00 a.m. PDT on Wednesday, June 8, 2016
Dear Stockholders of GoDaddy Inc.:
The 2016 annual meeting of stockholders, or the Annual Meeting, of GoDaddy Inc., a Delaware corporation, will be held on Wednesday, June 8, 2016 at 8:00 a.m. PDT, at The Westin Kierland Resort & Spa (Pathfinder Conference Room), located at 6902 E. Greenway Parkway, Scottsdale, AZ 85254, for the following purposes, as more fully described in the accompanying proxy statement:

1.	to elect three Class I directors to serve until the 2019 annual meeting of stockholders and until their successors are duly elected and qualified, subject to earlier resignation or removal;

2.	to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2016;

3.	to approve named executive officer compensation in a non-binding advisory vote;

4.	to approve the frequency of advisory votes on executive officer compensation in a non-binding advisory vote; and

5.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.
Our board of directors, or the Board, has fixed the close of business on Monday, April 11, 2016 as the record date for the Annual Meeting. Only stockholders of record on April 11, 2016 are entitled to notice of, and to vote at, the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.
On or about Thursday, April 28, 2016, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy statement and our 2015 annual report. This Notice provides instructions on how to vote via the Internet or by telephone and includes instructions on how to receive a paper copy of our proxy materials by mail. The proxy statement and our 2015 annual report can be accessed directly at the following Internet address: http://www.proxyvote.com. All you have to do is enter the control number located on your proxy card.
YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, telephone or mail.
We appreciate your continued support of GoDaddy Inc. and look forward to either greeting you personally at the Annual Meeting or receiving your proxy.
By order of the Board of Directors,
Blake J. Irving
Chief Executive Officer and Director
Scottsdale, Arizona
April 28, 2016

GODADDY INC.
PROXY STATEMENT
FOR 2016 ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 8:00 a.m. PDT on Wednesday, June 8, 2016
This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our Board of Directors, or the Board, for use at the 2016 annual meeting of stockholders of GoDaddy Inc., a Delaware corporation, and any postponements, adjournments or continuations thereof, or the Annual Meeting. The Annual Meeting will be held on Wednesday, June 8, 2016 at 8:00 a.m. PDT, at The Westin Kierland Resort & Spa (Pathfinder Conference Room), located at 6902 E. Greenway Parkway, Scottsdale, AZ 85254. A Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access this proxy statement and our 2015 annual report is first being mailed on or about April 28, 2016 to all stockholders entitled to vote at the Annual Meeting.
The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.
What matters am I voting on?
You will be voting on:

•	the election of three Class I directors to serve until the 2019 annual meeting of stockholders and until their successors are duly elected and qualified, subject to earlier resignation or removal;

•	a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2016;

•	a non-binding advisory vote on executive compensation;

•	a non-binding advisory vote on the frequency of future advisory votes on executive compensation; and

•	any other business as may properly come before the Annual Meeting.
How does the Board recommend I vote on these proposals?
Our Board recommends a vote:

•	"FOR" the election of Blake J. Irving, Charles J. Robel and John I. Park as Class I directors;

•	"FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2016;

•	"FOR" the approval of named executive officer compensation pursuant to a non-binding advisory vote; and

•	Every "1 year" for the frequency of future advisory votes on executive compensation.
Who is entitled to vote?
Holders of our Class A common stock and Class B common stock as of the close of business on April 11, 2016, the record date, may vote at the Annual Meeting. As of the record date, there were 158,456,020 shares of our Class A common stock and Class B common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of our Class A common stock and Class B common stock held by them on the record date. We do not have cumulative voting rights for the election of directors.
Registered Stockholders. If shares of our Class A common stock and Class B common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual Meeting.
Street Name Stockholders. If shares of our Class A common stock and Class B common stock are held on your behalf in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our Class A common stock and Class B common stock in person at the Annual Meeting unless you follow your broker’s procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."
How do I vote?
If you are a stockholder of record, there are four ways to vote:

•	by Internet at http://www.voteproxy.com, 24 hours a day, seven days a week, until 11:59 p.m. on June 7, 2016 (have your proxy card in hand when you visit the website);

•	by toll-free telephone at 1-800-690-6903 (have your proxy card in hand when you call);

•	by completing and mailing your proxy card (if you received printed proxy materials); or

•	by written ballot at the Annual Meeting.
Can I change my vote?
Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before or at the Annual Meeting by:

•	entering a new vote by Internet, in person or by telephone;

•	returning a later-dated proxy card;

•	notifying our Secretary, in writing, at GoDaddy Inc., Attn: Secretary, 14455 N. Hayden Road, Scottsdale, Arizona 85260; or

•	completing a written ballot at the Annual Meeting.
If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.
What do I need to do to attend the Annual Meeting in person?
Space for the Annual Meeting is limited. Therefore, admission will be on a first-come, first-served basis. Registration will open at 7:30 a.m. PDT and the Annual Meeting will begin at 8:00 a.m. PDT. Each stockholder should be prepared to present:

•	valid government photo identification, such as a driver’s license or passport; and

•
if you are a street name stockholder, proof of beneficial ownership as of the record date, April 11, 2016, such as your most recent account statement reflecting your stock ownership as of April 11, 2016, along with a copy of the voting instruction card provided by your broker, bank, trustee or other nominee or similar evidence of ownership.

Use of cameras, recording devices, computers and other electronic devices, such as smart phones and tablets, will not be permitted at the Annual Meeting. Photography and video are prohibited at the Annual Meeting.
Please allow ample time for check-in. Parking may be limited. Please note that large bags and packages will not be allowed at the Annual Meeting. Persons may be subject to search.
What is the effect of giving a proxy?
Proxies are solicited by and on behalf of our Board. Blake J. Irving and Scott W. Wagner have been designated as proxies by our Board. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our Board as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.
Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?
In accordance with the rules of the Securities and Exchange Commission, or the SEC, we have elected to furnish our proxy materials, including this proxy statement and our 2015 annual report, primarily via the Internet. On or about April 28, 2016, we expect to mail to all stockholders the Notice containing instructions on how to access our proxy materials on the Internet, how to vote at the Annual Meeting and how to request printed copies of the proxy materials and 2015 annual report. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of our annual meetings of stockholders.
How many votes are needed for approval of each proposal?

•
Proposal No. 1: The election of directors requires a plurality vote of the shares of our Class A common stock and Class B common stock, voting together as a single class, present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. "Plurality" means that the nominees who receive the largest number of votes cast "for" are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of stockholder abstention or a broker non-vote) will not be counted in such nominee’s favor and will have no effect on the outcome of the election. You may vote "for" or "withhold" on each of the nominees for election as a director.

•
Proposal No. 2: The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of holders of a majority of the shares of our Class A common stock and Class B common stock, voting together as a single class, present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions are considered votes cast, and thus, will have the same effect as votes "against" the proposal.

•
Proposal No. 3: The affirmative vote of a majority of the shares of our Class A common stock and Class B common stock, voting together as a single class, present in person or represented by proxy at the Annual Meeting and entitled to vote thereon will result in the approval of the compensation of our named executive officers. You may vote "for" or "against," or abstain from voting on Proposal 3. Abstentions are considered votes cast, and thus, will have the same effect as votes "against" the proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us or on our Board. However, the Board or our compensation committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

•
Proposal No. 4: The frequency of future advisory votes on executive compensation selected by stockholders will be the frequency receiving the highest number of votes cast. Abstentions and broker non-votes will have no effect on the outcome of this vote. Because this vote is advisory only, it will not be binding on us or on our Board. However, the Board or our compensation committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

What is the quorum?
A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws, or the Bylaws, and Delaware law. The holders of record of a majority of the voting power of the issued and outstanding shares of our capital stock (holders of the Class A common stock and Class B common stock) entitled to vote thereon, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, including the Annual Meeting. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.
How are proxies solicited for the Annual Meeting?
Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses they incur in sending our proxy materials to you if a broker or other nominee holds shares of our common stock on your behalf.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?
Brokerage firms and other intermediaries holding shares of our Class A common stock and Class B common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter - the proposal to ratify the appointment of Ernst & Young LLP.
Is my vote confidential?
Proxy instructions, ballots and voting tabulations identifying individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within GoDaddy Inc. or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote or to facilitate a successful proxy solicitation.
Where can I find the voting results of the Annual Meeting?
We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.
I share an address with another stockholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?
We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at the following address:
GoDaddy Inc.
Attention: Secretary
14455 N. Hayden Road
Scottsdale, Arizona
(480) 505-8800
Stockholders who beneficially own shares of our Class A common stock or Class B common stock held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.
What is the deadline to propose actions for consideration at next year’s annual meeting of stockholders or to nominate individuals to serve as directors?
Stockholder Proposals
Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. Stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:
GoDaddy Inc.
Attention: Secretary
14455 N. Hayden Road
Scottsdale, Arizona
(480) 505-8800

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) provided for in our Stockholder Agreement (as defined herein), (ii) pursuant to our notice of meeting delivered pursuant to Section 2.04 of the Bylaws, (iii) by or at the direction of our Board or any authorized committee thereof, or (iv) properly brought before the annual meeting by any stockholder who is entitled to vote at the meeting, who, has delivered timely written notice to our Secretary, which notice must contain the information specified in our Bylaws. To be timely for our annual meeting of stockholders in 2017, our Secretary must receive the written notice at our principal executive offices:

•	not earlier than February 9, 2017; and

•	not later than the close of business on March 10, 2017.
In the event we hold our 2017 annual meeting of stockholders more than 30 days before or more than 70 days after the one-year anniversary of the preceding annual meeting, or if no annual meeting was held in the preceding year, notice of a stockholder proposal not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

•	the 90th day prior to such annual meeting; or

•	the 10th day following the day on which public announcement of the date of such annual meeting is first made.
If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.
Nomination of Director Candidates
You may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations must include the nominee’s name and qualifications for membership on our Board and should be directed to our Secretary in writing at the address set forth above. Following verification of the stockholder status of the person submitting the recommendation, all properly submitted recommendations will be promptly brought to the attention of the nominating and corporate governance committee. For additional information regarding stockholder recommendations for director candidates, see the section titled "Board of Directors and Corporate Governance-Stockholder Recommendations for Nominations to the Board of Directors."
In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our Bylaws, which, in general, require the notice to be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals not intended to be included in a proxy statement.
Availability of Bylaws
A copy of our Bylaws may be obtained by accessing our filings on the SEC’s website at www.sec.gov. You may also contact our Secretary, in writing, at GoDaddy Inc., Attn: Secretary, 14455 N. Hayden Road, Scottsdale, Arizona 85260 for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
Our business affairs are managed under the direction of our Board, which is currently comprised of ten members. Because we are a "controlled company" under the rules of the New York Stock Exchange, or the NYSE, we are not required to have a majority of our Board consist of "independent directors," as defined under the rules of the NYSE. Our Board is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.
Each director’s term continues until the election and qualification of a successor, or his or her earlier resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in control of our company.
Upon the recommendation of our nominating and corporate governance committee, we are nominating Blake J. Irving, Charles J. Robel and John I. Park to serve as Class I directors. If elected, Messrs. Irving, Robel and Park will hold office for a three-year term until the annual meeting of stockholders to be held in 2019.
Set forth below are the names and certain information about the nominees for Class I directors. The names of, and certain information about, the continuing members of our Board are also set forth below. All information is as of April 28, 2016.

Nominees	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term For Which Nominated
Blake J. Irving	I	56	Chief Executive Officer and Director	2014	2016	2019
Charles J. Robel(1)(3)	I	66	Chairman of the Board	2014	2016	2019
John I. Park	I	33	Director	2015	2016	2019
Continuing Directors
Richard H. Kimball	II	59	Director	2014	2017	—
Elizabeth S. Rafael(1)	II	55	Director	2014	2017	—
Lee E. Wittlinger	II	33	Director	2014	2017	—
Herald Y. Chen(2)(3)(4)	III	46	Director	2014	2018	—
Gregory K. Mondre(2)(3)(4)	III	41	Director	2014	2018	—
Bob Parsons(2)(3)(4)	III	65	Founder and Director	2014	2018	—
Brian H. Sharples(1)	III	55	Director	2016	2018	—
__________

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

(4)	Member of our executive committee.
Nominees for Director
Blake J. Irving has served as our Chief Executive Officer since January 2013, as a member of our Board since its formation in May 2014 and as a member of the board of directors of Desert Newco LLC, or Desert Newco, since January 2013. Prior to joining our company, he served as Chief Product Officer at Yahoo! Inc. from May 2010 to April 2012. From January 2009 to May 2010, Mr. Irving was a Professor in the M.B.A. program at Pepperdine University. From September 2007 to January 2009, he served as Chief Executive Officer and President of Balance Point Enterprises Inc., a real estate investment company. From 1992 to September 2007, Mr. Irving served in various senior and management roles at Microsoft Corporation, including most recently as Corporate Vice President of the Windows Live Platform Group. Mr. Irving holds a B.A. degree in Fine Arts from San Diego State University and an M.B.A. degree from Pepperdine University.
We believe Mr. Irving is qualified to serve as a member of our Board because of the perspective he brings as our Chief Executive Officer and his experience in senior management positions at several technology companies.
Charles J. Robel has served as a member of our Board since its formation in May 2014, as Chairman of the Board since March 2015 and as a member of the board of directors of Desert Newco since December 2011. From May 2008 until November 2011, when investment funds and entities affiliated with Kohlberg Kravis Roberts & Co. L.P., or KKR, Silver Lake Partners, or

Silver Lake, and Technology Crossover Ventures, or TCV, and other investors acquired a controlling interest in our company, or the Merger, he also served as a member of the board of directors. From June 2006 to February 2011, Mr. Robel served as the Chairman of the board of directors of McAfee, Inc. From June 2000 to December 2005, Mr. Robel served as General Partner and Chief of Operations of Hummer Winblad Venture Partners, a venture capital firm. From January 1974 to May 2000, Mr. Robel served in various roles at PricewaterhouseCoopers, LLP, an accounting firm, including most recently as a Partner. Mr. Robel currently serves on the board of directors of Jive Software, Inc. and Model N. Inc., as well as on the boards of directors of several private companies. Mr. Robel holds a B.S. degree in Accounting from Arizona State University.
We believe Mr. Robel is qualified to serve as a member of our Board because of his financial, accounting and compliance expertise, and his experience serving on the board of directors of other public and private companies.
John I. Park has served as a member of our Board since February 2015. Since May 2013, he has worked in various roles at KKR and is currently a Director. From June 2006 to April 2013, Mr. Park served in a similar role at Apax Partners LP, and from July 2004 to May 2006, as an investment banker at Morgan Stanley & Co. Mr. Park currently serves on the board of directors of several private companies. Mr. Park holds an A.B. degree in Economics, cum laude, from Princeton University and an M.B.A. degree from Harvard Business School.
We believe Mr. Park is qualified to serve as a member of our Board because of his experience and perspective as an investment professional and banker in the technology sector.
Continuing Directors
Bob Parsons founded GoDaddy in January 1997 and has served as a member of our Board since its formation in May 2014 and as a member of the executive committee of Desert Newco since December 2011. From December 2011 to June 2014, Mr. Parsons served as Chairman of the board of directors of Desert Newco. Prior to the Merger, he served in various roles, including President and Chairman of the board of directors. Prior to founding our company, Mr. Parsons founded Parsons Technology Inc., a software company, in 1984 and served as its Chief Executive Officer until its acquisition by Intuit Inc. in 1994. Mr. Parsons holds a B.S. degree in Accounting, magna cum laude, from the University of Baltimore.
We believe Mr. Parsons is qualified to serve as a member of our Board because of the perspective and experience he brings as our founder and as one of our largest stockholders, as well as his extensive experience in founding and growing technology companies.
Herald Y. Chen has served as a member of our Board since its formation in May 2014 and as a member of the board of directors and executive committee of Desert Newco since December 2011. He rejoined KKR in 2007, having previously worked for the firm from 1995 to 1997 and co-heads the firm’s Technology industry team. From 2002 to 2007, Mr. Chen served as a Director and then later as a Managing Director at Fox Paine & Company, a private equity firm. From 2004 to 2005, Mr. Chen also served as Chief Executive Officer at AMCI Corporation, a medical device company. Mr. Chen co-founded Jamcracker Inc., a web-services platform company, in 1999 and served as its Chief Financial Officer from its inception until 2002. From September 2009 to December 2011, Mr. Chen served on the board of directors of Eastman Kodak Company. Mr. Chen currently serves on the board of directors of several private companies. Mr. Chen holds a B.S. degree in Economics (Finance) and a B.S.E. degree in Mechanical Engineering from the University of Pennsylvania and an M.B.A. degree from the Stanford University Graduate School of Business.
We believe Mr. Chen is qualified to serve as a member of our Board because of his experience in the technology industry as an investment professional and his strategic insight and operational leadership as a former executive of technology companies.
Richard H. Kimball has served as a member of our Board since its formation in May 2014 and as a member of the board of directors of Desert Newco since December 2011. Mr. Kimball co-founded and has served as a General Partner of TCV, a venture capital firm, since its inception in June 1995. From September 1984 to December 1994, he served in various roles at Montgomery Securities, an investment bank, including Managing Director. Mr. Kimball currently serves on the board of directors at several private companies and serves on the board of trustees of Dartmouth College. Mr. Kimball holds an A.B. degree in History from Dartmouth College and an M.B.A. degree from the University of Chicago, Booth School of Business.
We believe Mr. Kimball is qualified to serve as a member of our Board because of his perspective as the founder of a technology investment firm and his extensive expertise in venture capital investing and knowledge of technology companies.
Gregory K. Mondre has served as a member of our Board since its formation in May 2014, and has served as a member of the board of directors and executive committee of Desert Newco since December 2011. Mr. Mondre is a Managing Partner and Managing Director with Silver Lake Group, L.L.C. He joined Silver Lake in 1999 and has significant experience in private equity investing and expertise in sectors of the technology and technology-enabled industries. Prior to joining Silver Lake, Mr. Mondre was a principal at TPG, where he focused on private equity investments across a wide range of industries, with a particular focus on technology. Earlier in his career, Mr. Mondre worked as an investment banker in Communications, Media and Entertainment Group of Goldman, Sachs & Co. He currently serves as director of Avaya, Inc., Fanatics, Inc., Motorola Systems, Inc., Red Ventures, Vantage Data Centers and Sabre Corporation. Mr. Mondre holds a B.S. degree in Economics from the Wharton School at the University of Pennsylvania.
We believe Mr. Mondre is qualified to serve as a member of our Board because of his expertise in financial matters and the experience and perspective he has obtained as an investor in, and board member of, numerous technology companies.
Elizabeth S. Rafael has served as a member of our Board since its formation in May 2014 and as a member of the board of directors of Desert Newco since March 2014. From August 2007 to October 2012, she served as Vice President, Corporate Controller and Principal Accounting Officer of Apple Inc. From September 2006 to August 2007, Ms. Rafael served as Vice President of Corporate Finance at Cisco Systems, Inc. and also held the position of Vice President, Corporate Controller and Principal Accounting Officer from April 2002 to September 2006. Ms. Rafael currently serves on the boards of directors of Echelon Corporation and Autodesk, Inc. Ms. Rafael holds a B.S. degree in Accounting from Santa Clara University.
We believe Ms. Rafael is qualified to serve as a member of our Board because of her financial and compliance expertise, and her experience in the technology sector.
Brian H. Sharples has served as a member of our Board since March 2016. Since April 2004, Mr. Sharples has served as Co-Founder, Chairman and Chief Executive Officer of HomeAway, Inc., a vacation rental marketplace. Mr. Sharples currently serves on the board of directors of RetailmeNot.com. Mr. Sharples holds a B.S. degree in Math and Economics from Colby College and an M.B.A. degree from the Stanford University Graduate School of Business.
We believe Mr. Sharples is qualified to serve as a member of our Board because of his extensive experience as an executive of companies in the technology industry.
Lee E. Wittlinger has served as a member of our Board since its formation in May 2014, and has served as a member of the board of directors of Desert Newco since February 2014. Since July 2007, he has worked in various roles at Silver Lake and is currently a Director. From June 2005 to June 2007, Mr. Wittlinger served as an investment banker at Goldman, Sachs & Co. Mr. Wittlinger currently serves on the board of directors of Vantage Data Centers and Cast and Crew Entertainment Services. Mr. Wittlinger holds a B.S. degree in Economics with duel concentrations in Finance and Accounting, summa cum laude, from The Wharton School at the University of Pennsylvania.
We believe Mr. Wittlinger is qualified to serve as a member of our Board because of his experience and perspective as an investment professional and banker in the technology sector.
Director Independence
Because we are a "controlled company" under the rules of the NYSE, we are not required to have a majority of our Board consist of "independent directors," as defined under the rules of the NYSE. If such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our Board and its committees accordingly in order to comply with such rules.
Role of the Board
The role of the Board is to oversee the performance of our chief executive officer, or CEO, and other senior management and to assure the best interests of our stockholders are being served. The directors provide oversight in the formulation of our long-term strategic, financial and organizational goals and of the plans designed to achieve those goals. The day-to-day business is carried out by our employees, managers and officers, under the direction of the CEO and the oversight of the Board, to enhance our long term value for the benefit of our stockholders. The Board reviews and approves standards and policies to ensure we are committed to achieving our objectives through the maintenance of the highest standards of responsible conduct and ethics.
The Board understands that effective directors act on an informed basis after thorough inquiry and careful review, appropriate in scope to the magnitude of the matter being considered. The directors know their position requires them to ask probing questions of management and outside advisors. The directors also rely on the advice, reports and opinions of management, counsel and expert advisors. In doing so, the Board evaluates the qualifications of those it relies upon for information and advice and also looks to the processes used by managers and advisors in reaching their recommendations. In addition, the Board has the authority to hire outside advisors at our expense if they feel it is appropriate.
Board Leadership Structure
Our Board currently consists of Messrs. Chen, Irving, Kimball, Mondre, Park, Parsons, Robel, Sharples and Wittlinger and Ms. Rafael.
Pursuant to our stockholder agreement, dated as of March 31, 2015, by and among us, Desert Newco and the other parties named therein, or the Stockholder Agreement, our stockholders are entitled to nominate members of our Board as follows:

•
so long as affiliates of KKR own, in the aggregate, (1) at least 10% of the shares of our Class A common stock outstanding (assuming all outstanding company units of Desert Newco, LLC, or the LLC Units, exchangeable for shares of Class A common stock are so exchanged (we refer to the calculation of the number of shares outstanding on such basis as an "As-Exchanged Basis")) on an As-Exchanged Basis immediately following the consummation of our initial public offering, or IPO, affiliates of KKR will be entitled to elect two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, they will be entitled to nominate one director;

•
so long as affiliates of Silver Lake own, in the aggregate (1) at least 10% of the shares of our Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, affiliates of Silver Lake will be entitled to nominate two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, they will be entitled to nominate one director; and

•
so long as Mr. Parsons and his affiliates own, in the aggregate, at least 5% of the shares of Class A common stock outstanding on as As-Exchanged Basis immediately following the consummation of our IPO, Mr. Parsons and his affiliates will be entitled to nominate one director.

Chairperson
Our Corporate Governance Guidelines provide that the Board may, but is not required to, elect a chairperson. If the Board chooses to elect a Chairperson, the Chairperson will be elected annually by a majority of the directors upon a recommendation from the nominating and governance committee.
Charles Robel was elected as Chairman of the Board in March 2015.
Board Meetings and Committees
During our fiscal year ended December 31, 2015, the Board held six meetings (including regularly scheduled and special meetings). Each director attended 100% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board on which he or she served during the periods that he or she served.
Directors are expected to prepare for, attend and actively participate in all Board and committee meetings. We strongly encourage, but do not require, members of our Board to attend our annual meetings of stockholders.
Our Board has established four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee and an executive committee. The composition and responsibilities of each of the committees of our Board is described below. Members will serve on these committees until their resignation or until otherwise determined by our Board.
Audit and Finance Committee
During our fiscal year ended December 31, 2015, our audit committee held four meetings. Our audit committee is comprised of Messrs. Robel and Sharples and Ms. Rafael, with Mr. Robel serving as chairman. The composition of our audit committee meets the requirements for independence under current NYSE listing standards and SEC rules and regulations, including Rule 10A-3(b)(1)(iv) of the Securities Exchange Act of 1934 as amended, or the Exchange Act. Each member of our audit committee also meets the financial literacy requirements of the current NYSE listing standards. In addition, our Board has determined that

Mr. Robel is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•
discusses the scope and results of the audit with the independent registered public accounting firm and reviews our interim and year end operating results with management and the independent registered public accounting firm;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviews our policies on risk assessment and risk management;

•	reviews related party transactions;

•
at least annually, obtains and reviews a report by the independent registered public accounting firm describing our internal control procedures, any material issues with such procedures and any steps taken to deal with such issues; and

•
approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter satisfying the applicable rules of the SEC and the listing standards of the NYSE. A copy of the charter of our audit committee is available on our website at https://aboutus.godaddy.net/investor-relations/governance.
Compensation Committee
During our fiscal year ended December 31, 2015, our compensation committee held five meetings. Our compensation committee is comprised of Messrs. Chen, Mondre and Parsons, with Mr. Chen serving as chairman. The purpose of our compensation committee is to discharge the responsibilities of our Board relating to compensation of our executive officers. Our compensation committee, among other things:

•	provides oversight of our compensation policies, plans and benefits programs and our overall compensation philosophy;

•
assists the Board in discharging its responsibilities relating to (i) oversight of the compensation of our CEO and other executive officers (including officers reporting under Section 16 of the Exchange Act) and (ii) approving and evaluating our executive officer compensation plans, policies and programs; and

•	administers our equity compensation plans for our executive officers, employees, directors and other service providers.
Our compensation committee seeks to ensure our compensation plans, policies and programs are structured to attract, retain and motivate the best available personnel for positions of substantial responsibility with us, to provide incentives for such persons to perform to the best of their abilities for us and to promote the success of our business. The compensation committee conducts an annual review of director compensation. This review includes input from our human resources department in order to evaluate director compensation compared to other companies of like size in the industry. Any change in Board compensation must be approved by the full Board.
Our compensation committee operates under a written charter satisfying the applicable rules of the SEC and the listing standards of the NYSE. A copy of the charter of our compensation committee is available on our website at https://aboutus.godaddy.net/investor-relations/governance.
Nominating and Corporate Governance Committee
During our fiscal year ended December 31, 2015, our nominating and corporate governance committee held one meeting. Our nominating and corporate governance committee is comprised of Messrs. Chen, Mondre, Robel and Parsons, with Mr. Mondre serving as chairman. Our nominating and corporate governance committee, among other things:

•
identifies, evaluates and selects, or makes recommendations to our Board regarding, nominees for election to our Board and its committees in accordance with the requirements of the Stockholder Agreement;

•	evaluates the performance of our Board and of individual directors;

•	considers and makes recommendations to our Board regarding the composition of our Board and its committees;

•	reviews developments in corporate governance practices; and

•	develops and makes recommendations to our Board regarding corporate governance guidelines and matters.
Our nominating and corporate governance committee operates under a written charter satisfying the applicable listing standards of the NYSE. A copy of the charter of our nominating and corporate governance committee is available on our website at https://aboutus.godaddy.net/investor-relations/governance.
Executive Committee
During our fiscal year ended December 31, 2015, our executive committee held two meetings. Our executive committee is comprised of Messrs. Chen, Mondre and Parsons. Our executive committee, among other things:

•	provides our executive officers with advice and input regarding the operations and management of our business; and

•	considers and makes recommendations to our Board regarding our business strategy.
In addition to approvals required by our Board, the actions listed below taken by us or any of our subsidiaries require the approval of our executive committee pursuant to its charter. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our CEO or hiring a new CEO;

•	increasing or decreasing the size of our Board;

•	waiving or amending the limited liability company agreement of Desert Newco Managers, LLC or the equity or employment agreements of our executive officers;

•	engaging in certain transactions with affiliates; and

•	any merger or liquidation of Desert Newco or creating any new class of equity securities of Desert Newco.
Our executive committee operates under a written charter. Under the Stockholder Agreement, we are required to maintain the executive committee for as long as (1) we continue to be a "controlled company," with affiliates of KKR, Silver Lake and Mr. Parsons (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively owning at least 50% in voting power of all shares of the stock of our company entitled to vote generally in the election of directors and (2) affiliates of KKR, Silver Lake and Mr. Parsons are each entitled to nominate a director.
Considerations in Evaluating Director Nominees
Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, our nominating and corporate governance committee considers, among other things:

•
the qualifications, skills and other expertise required to be a director and recommends to the Board for its approval criteria to be considered in selecting nominees for director, or the Director Criteria;

•	evaluates the current composition of the Board and its committees, determines future requirements and makes recommendations to the Board for approval consistent with the Director Criteria;

•
identifies, evaluates and selects, or recommends for the selection of the Board candidates to fill new positions or vacancies on the Board consistent with the Director Criteria and the Stockholder Agreement;

•
considers any nominations of director candidates validly made by stockholders in accordance with applicable laws, rules and regulations and the provisions of our amended and restated certificate of incorporation, or the Certificate, and our Bylaws;

•
evaluates the performance of individual members of the Board eligible for re-election, and selects, or recommends for the selection of the Board, the director nominees by class for election to the Board;

•	considers the Board’s leadership structure, including whether to appoint a Chairman and/or a lead independent director of the Board, and make such recommendations to the Board;

•	develops and reviews periodically the policies and procedures for considering stockholder nominees for election to the Board;

•	evaluates and recommends termination of membership of individual directors for cause or other appropriate reasons; and

•
evaluates the "independence" of directors and director nominees against the independence requirements of the NYSE, applicable rules and regulations promulgated by the SEC and other applicable laws (to the extent we are not a "controlled company").

Other than the foregoing, there are no stated minimum criteria for director nominees.
After completing its review and evaluation of director candidates, our nominating and corporate governance committee reports to the Board its recommendations. Our nominating and corporate governance committee considers diversity of backgrounds and viewpoints when considering nominees for director but has not established a formal policy regarding diversity in identifying director nominees.
Stockholder Recommendations for Nominations to the Board of Directors
Our nominating and corporate governance committee considers candidates for director recommended by stockholders so long as such recommendations and nominations comply with our Certificate, our Bylaws, NYSE rules and regulations and applicable laws, including SEC rules and regulations.
Nominations of persons for election to the Board may be made by any stockholder who is entitled to vote at the meeting, who complies with the notice requirements set forth in our Bylaws and who was a stockholder of record at the time such notice was delivered to our Secretary.
For nominations to be properly brought a stockholder must give timely notice in writing to our Secretary. To be timely, a stockholder’s notice shall be delivered to our Secretary at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which Public Announcement (as defined in the Bylaws) of the date of such meeting is made.
Such stockholder’s notice shall set forth as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or as otherwise required, in each case pursuant to Section 14(a) of the Exchange Act, including such person’s written consent to be named in the proxy statement as a nominee and to serving as a director if elected.
Any stockholder nominations should be sent in writing to our Secretary at GoDaddy Inc., 14455 N. Hayden Road, Scottsdale, Arizona 85260. To be timely for the 2017 annual meeting of stockholders, our Secretary must receive the nomination no earlier than February 9, 2017 and no later than March 10, 2017.
Communications with the Board of Directors
Interested parties wishing to communicate with our Board, or with an individual member or members of our Board, may do so by writing to our Board, or to the particular member or members of our Board, and mailing the correspondence to our general counsel at GoDaddy Inc., 14455 N. Hayden Road, Scottsdale, Arizona 85260. Each communication should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.
Our general counsel, in consultation with appropriate members of our Board as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the Chairman of our Board.
Corporate Governance Guidelines and Code of Business Conduct and Ethics
Our Board has adopted our Corporate Governance Guidelines, which reflect our Board’s commitment to a system of governance enhancing corporate responsibility and accountability, as well as compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the listing standards of the NYSE. Our Corporate Governance Guidelines are available on our website at https://aboutus.godaddy.net/investor-relations/governance. In addition, our Board has adopted a Code of Business Conduct and Ethics applicable to all of our employees, directors and executive officers, including our CEO, chief financial officer and senior financial officers. The Code of Business Conduct and Ethics considers questions of possible conflicts of interest of directors and corporate officers; and approves or prohibits any involvement of such persons in matters that may involve a conflict of interest or corporate opportunity. This Code of Business Conduct and Ethics is posted on our website at https://aboutus.godaddy.net/investor-relations/governance. Alternatively, you may obtain a copy by contacting our corporate offices by calling (480) 505-8800 or by visiting our principal executive offices at 14455 N. Hayden Road, Scottsdale, Arizona 85260. We intend to disclose on our website any amendments to our Corporate Governance Guidelines and Code of Business Conduct and Ethics, or any waivers of its requirements.
Risk Management
While our Board is ultimately responsible for risk oversight, our Board committees assist our full Board in fulfilling its oversight responsibilities in certain areas of risk. Our audit committee provides oversight and review at least annually and discusses with management and the independent auditor our major financial risk exposures and the steps management has taken to monitor and control those exposures, including our guidelines and polices with respect to risk assessment and risk management pertaining to financial, accounting, insurance coverage, investment and tax matters, as well as any other enterprise risk management or business continuity matters our Board may delegate.
Non-Employee Director Compensation
Pursuant to our Outside Director Compensation Policy, each member of our Board who is not our employee and is not affiliated with a holder of greater than 5% of any class or series of capital stock, or an Eligible Director, will receive cash and equity compensation for Board services as described below.
Cash Compensation
Our Eligible Directors are entitled to receive the following cash compensation for their services:

•	$50,000 per year for service as a Board member;

•	$50,000 per year for service as chair of the Board;

•	$20,000 per year for service as chair of the audit committee;

•	$15,000 per year for service as a member of the audit committee;

•	$16,000 per year for service as chair of the compensation committee;

•	$12,000 per year for service as a member of the compensation committee;

•	$8,000 per year for service as chair of the nominating and corporate governance committee; and

•	$6,000 per year for service as a member of the nominating and corporate governance committee.
All cash payments to non-employee directors are paid annually.

Equity Compensation
Initial Award. Each person who became an Eligible Director following our IPO was automatically granted restricted stock units, or RSUs, with a value of $220,000. The restricted stock units vest annually over the next three anniversaries of the grant date, subject to the Eligible Director continuing to be a service provider.
Annual Award. On the date of each annual meeting beginning with the first annual meeting following our IPO, each Eligible Director will be granted restricted stock units with a value of $220,000; starting with our annual meeting in 2017, each Eligible Director will have had to have served on our Board for at least six months as of the time of the annual meeting to be eligible for such restricted stock unit grant. In addition, Mr. Robel will receive an annual award of restricted stock units with a value of $80,000 for his service as chairman of the Board. The restricted stock units vest fully on the day immediately prior to the next annual meeting after the effective date of grant, subject to the Eligible Director continuing to be a service provider.
The number of shares for the initial award or annual award will be determined by dividing the specified value by the per share grant date fair value of each type of award based on the assumptions used for financial reporting purposes, with the result rounded down.
2015 Non-Employee Director Compensation
The following table summarizes compensation paid by us to each of our non-employee directors during the fiscal year ended December 31, 2015. For all of our non-employee directors, we offer to reimburse any travel expenses or other related expenses for attending meetings.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Equity Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Bob Parsons	—	—	—	29,299	29,299
Herald Chen	—	—	—	—	—
Adam H. Clammer(3)	—	—	—	—	—
Richard H. Kimball	—	—	—	—	—
John I. Park	—	—	—	—	—
Gregory K. Mondre	—	—	—	—	—
Elizabeth S. Rafael	65,000(4)	—	—	13,305	78,305
Charles J. Robel	107,500(5)	—	79,989	7,312	194,801
Brian H. Sharples(6)	—	—	—	—	—
Lee E. Wittlinger	—	—	—	—	—
__________

(1)
These amounts reflect the grant date fair value of the RSUs granted during 2015, as described under "Equity Compensation" above. The assumptions we used to calculate these amounts are discussed in Note 2 to our audited consolidated financial statements, which are included in our 2015 Annual Report on Form 10-K, filed on March 3, 2016, or the 2015 Form 10-K.

(2)
These amounts reflect: (a) with respect to each of Mr. Parsons, Ms. Rafael and Mr. Robel, health insurance benefits for his or her service as a member of our Board; and (b) with respect to Ms. Rafael and Mr. Robel, distributions received in 2015 related to their ownership of LLC Units.

(3)	Mr. Clammer resigned from our Board in February 2015.

(4)	The amount reflects an annual cash retainer for Ms. Rafael’s service as a member of our Board and audit committee.

(5)
In March 2015, Mr. Robel was elected as Chairman of the Board. The amount reflects an annual cash retainer for Mr. Robel’s service as a member of our Board and as Chairman of our Board and audit committee. Mr. Robel received the following cash compensation in 2015: (a) for his service as a member of the Board, $50,000; (b) for his service as Chairman of the Board, $37,500, prorated for the portion of 2015 for which he served as Chairman; and (c) for his service as Chairman of the audit committee, $20,000.

(6)	Mr. Sharples joined our Board in March 2016.

PROPOSAL NO. 1
ELECTION OF DIRECTORS
Our Board is currently comprised of ten members. In accordance with our Certificate, our Board is divided into three staggered classes of directors. At the Annual Meeting, three Class I directors will be elected for a three-year term to succeed the same class whose term is then expiring.
Each director’s term continues until the election and qualification of his successor, or such director’s earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board may have the effect of delaying or preventing changes in control of our company.
Nominees
Our nominating and corporate governance committee has recommended, and our Board has approved, Blake J. Irving, Charles J. Robel and John I. Park as nominees for election as Class I directors at the Annual Meeting. If elected, each of Messrs. Irving, Robel and Park will serve as Class I directors until the 2019 annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees is currently a member of our Board. For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."
If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Messrs. Irving, Robel and Park. We expect that Messrs. Irving, Robel and Park will accept such nomination; however, in the event a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our Board to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.
Vote Required
The election of directors requires a plurality vote of the shares of our Class A common stock and Class B common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Broker non-votes will have no effect on this proposal.
THE BOARD RECOMMENDS A VOTE "FOR" EACH
OF THE NOMINEES NAMED ABOVE.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Our audit committee has appointed Ernst & Young LLP, or Ernst & Young, to be our independent registered public accounting firm for our fiscal year ending December 31, 2016. Ernst & Young has served as our independent registered public accounting firm since 2003.
Notwithstanding the appointment of Ernst & Young, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes such a change would be in the best interests of us and our stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of Ernst & Young as our independent registered public accounting firm for our fiscal year ending December 31, 2016. Our audit committee is submitting the appointment of Ernst & Young to our stockholders because we value our stockholders’ views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of Ernst & Young will be present at the Annual Meeting. They will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.
If our stockholders do not ratify the appointment of Ernst & Young, our Board may reconsider the appointment.
Fees Paid to the Independent Registered Public Accounting Firm
The following table presents fees for professional audit services and other services rendered by Ernst & Young for our fiscal years ended December 31, 2014 and 2015:

	2014	2015
	(in thousands)
Audit Fees(1)	$2,158	$2,267
Audit-Related Fees	—	—
Tax Fees(2)	102	38
All Other Fees	—	—
Total Fees	$2,260	$2,305
________

(1)
Audit Fees consist of professional services and expenses rendered in connection with (a) the audit of our annual consolidated financial statements, including our audited consolidated financial statements included in our 2015 Form 10-K, (b) the review of our quarterly consolidated financial statements included in our Quarterly Reports on Form 10-Q, (c) statutory and regulatory filings or engagements for those fiscal years and (d) our Registration Statement on Form S-1 related to our IPO.

(2)
Tax Fees consist of fees for professional services and expenses for tax compliance, tax advice and tax planning. These services include transfer pricing tax consulting, assistance regarding federal, state and international tax compliance and other tax consulting services.

Auditor Independence
In our fiscal year ended December 31, 2015, there were no other professional services provided by Ernst & Young that would have required our audit committee to consider their compatibility with maintaining the independence of Ernst & Young.
Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm
Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our audit committee is required to pre-approve all audit and permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.
Vote Required
The ratification of the appointment of Ernst & Young requires the affirmative vote of a majority of the shares of our Class A common stock and Class B common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon (i.e., the number of votes cast in favor of the proposal exceeds the aggregate of votes cast against the proposal plus abstentions).
THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP.

PROPOSAL NO. 3
ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
In accordance with the rules and regulations of the SEC, pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the rules and regulations of the SEC in the "Executive Compensation" section of this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and our executive compensation philosophy, policies and practices as described in this proxy statement.
The say-on-pay vote is advisory, and therefore not binding on us, our compensation committee or our Board. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and our compensation committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will communicate directly with our stockholders to better understand the concerns that influenced the vote, consider our stockholders’ concerns and our compensation committee will evaluate whether any actions are necessary to address those concerns.
We believe the information we have provided in the "Executive Compensation" section of this proxy statement, and in particular the information discussed in "Executive Compensation-Compensation Discussion and Analysis," demonstrates that our executive compensation program has been designed appropriately and is working to ensure management’s interests are aligned with our stockholders’ interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the resolution at the Annual Meeting.
Vote Required
The say-on-pay vote is advisory, and therefore not binding on us. Abstentions are considered votes cast, and thus, will have the same effect as votes "against" the proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us or on our Board or our compensation committee. However, our Board and our compensation committee value the opinions of our stockholders and will review the voting results and take them into consideration when making future decisions regarding executive compensation.
THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF
THE ADVISORY RESOLUTION ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 4
ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE OFFICER COMPENSATION
Stockholders have the opportunity to advise the Board, in a non-binding vote, whether we should conduct an advisory (non-binding) vote to approve named executive officer compensation (that is, votes similar to the non-binding vote in Proposal No. 3 above) every one, two or three years.
While our compensation strategies are related to both the short-term and longer-term business outcomes, we make compensation decisions annually. We also believe an annual advisory vote on named executive officer compensation will give us more frequent feedback on our compensation disclosures and named executive officer compensation program. The Board has determined that holding an advisory vote on named executive officer compensation every year is the most appropriate policy for us at this time, and recommends stockholders vote for future advisory votes on named executive officer compensation to occur each year.
The frequency receiving the highest number of votes cast will be deemed to be the frequency selected by the stockholders. Because this vote is advisory, it will not be binding on the Board or our compensation committee. However, the Board and the compensation committee will consider the outcome of the stockholder vote, along with other relevant factors, in recommending a voting frequency to our Board.
Vote Required
The option of one year, two years or three years receiving the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. Abstentions and broker non-votes will have no effect on the outcome of the vote. Because this vote is advisory only, it will not be binding on us or on our Board. However, our Board and our compensation committee value the opinions of our stockholders, and will review the voting results and take them into consideration when setting the frequency of the advisory vote on executive compensation.
THE BOARD RECOMMENDS A VOTE FOR A FREQUENCY OF ONCE EVERY "ONE YEAR" FOR THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

REPORT OF THE AUDIT AND FINANCE COMMITTEE
The audit committee is a committee of the Board comprised solely of independent directors as required by the listing standards of the NYSE and rules and regulations of the SEC. The audit committee operates under a written charter approved by the Board, which is available on the Corporate Governance portion of our website at https://aboutus.godaddy.net/investor-relations/governance. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the adequacy of its charter and the audit committee’s performance on an annual basis.
With respect to the company’s financial reporting process, the company’s management is responsible for (1) establishing and maintaining internal controls and (2) preparing the company’s consolidated financial statements. Our independent registered public accounting firm, Ernst & Young, is responsible for auditing the company’s consolidated financial statements and expressing an opinion on the conformity of those consolidated financial statements with United States generally accepted accounting principles, and beginning as of December 31, 2016, expressing an opinion as to the effectiveness of the company’s internal control over financial reporting. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare our consolidated financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

•	reviewed and discussed the audited consolidated financial statements with management and Ernst & Young;

•
discussed with Ernst & Young the matters required to be discussed by the statement on Auditing Standards No. 16, Communications with audit committees, as adopted by the Public Company Accounting Oversight Board; and

•
received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the audit committee’s review and discussions with management and Ernst & Young, the audit committee recommended to the Board that the audited consolidated financial statements be included in our 2015 Form 10-K for filing with the Securities and Exchange Commission.
Respectfully submitted by the members of the audit committee:
Charles J. Robel (Chairman)
Elizabeth S. Rafael
Brian H. Sharples

EXECUTIVE OFFICERS
The following table identifies certain information about our executive officers as of April 28, 2016. Officers are appointed by our Board to hold office until their successors are appointed and qualified.

Name	Age	Position(s)
Blake J. Irving	56	Chief Executive Officer and Director
Scott W. Wagner	45	Chief Financial Officer and Chief Operating Officer
Matthew B. Kelpy	43	Chief Accounting Officer
Philip H. Bienert	48	Chief Marketing Officer
James M. Carroll	45	Executive Vice President, International
Auguste D. Goldman	44	Chief People Officer
Arne M. Josefsberg	58	Executive Vice President, Chief Infrastructure Officer and Chief Information Officer
Nima J. Kelly	53	Executive Vice President and General Counsel
Elissa E. Murphy	47	Chief Technology Officer and Executive Vice President, Cloud Platforms
For Blake J. Irving’s biography, please see "Board of Directors and Corporate Governance-Nominees for Director."
Scott W. Wagner has served as our Chief Financial Officer and Chief Operating Officer since May 2013 and previously served as our Interim Chief Executive Officer from July 2012 to January 2013. Prior to joining our company, he served in various roles, including most recently as a Member and North American Co-Head of KKR Capstone, which provides consulting services to KKR and the portfolio companies of KKR’s affiliated funds, from June 2000 to May 2013. Mr. Wagner holds a B.A. degree in Economics, magna cum laude, from Yale University and an M.B.A. degree from Harvard Business School.
Matthew B. Kelpy has served as our Chief Accounting Officer since November 2014. Prior to joining our company, he served in various accounting roles at AOL Inc. from July 2005 to November 2014, most recently as Chief Accounting Officer. Mr. Kelpy holds a BBA degree in Accounting and a Master of Accounting degree from the University of Michigan and is a Certified Public Accountant.
Philip H. Bienert has served as our Chief Marketing Officer since March 2015. Mr. Bienert also served as our Executive Vice President, Digital Commerce from April 2013 to March 2015. Prior to joining our company, he served in various roles, including Senior Vice President, Consumer Digital Experience, at AT&T Inc. from February 2008 to April 2013. From January 2005 to February 2008, Mr. Bienert served as Senior Vice President, Customer Experience at Citigroup Inc. Mr. Bienert holds a B.A. degree in History from Georgetown University and an M.B.A. degree from the University of Texas at Austin.
James M. Carroll has served as our Executive Vice President, International since April 2013. Prior to joining our company, he served as Senior Vice President at Yahoo! Inc. from October 2010 to April 2013. From July 1997 to October 2010, Mr. Carroll served in various roles at Microsoft Corporation, most recently as General Manager. Mr. Carroll holds a B.S. degree in Science from Maynooth University of Ireland.
Auguste D. Goldman has served as our Chief People Officer since April 2013. Mr. Goldman also served as our Chief Information Officer from January 2012 to April 2013 and served as a consultant to us as a Technology Champion from June 2010 to January 2012. Prior to joining our company, he served as a Managing Director at Integralis AB, an NTT Communications company, from June 2008 to June 2010. Mr. Goldman attended Dartmouth College.
Arne M. Josefsberg has served as our Executive Vice President, Chief Infrastructure and Chief Information Officer since January 2014. Prior to joining our company, he served as Chief Technology Officer at ServiceNow Inc., an IT service management software company, from September 2011 to December 2013. From October 1985 to September 2011, Mr. Josefsberg served in various management roles at Microsoft Corporation, including most recently as General Manager, Windows Azure Infrastructure. Mr. Josefsberg holds a M.Sc. degree in Applied Physics from Lund University.
Nima J. Kelly has served as our Executive Vice President and General Counsel since October 2012. Ms. Kelly also served in various roles at GoDaddy from July 2002 to October 2012, including most recently as Deputy General Counsel. Ms. Kelly holds a B.A. degree in Political Science, summa cum laude, from Gettysburg College and a J.D. degree from the University of Pennsylvania School of Law.

Elissa E. Murphy has served as our Chief Technology Officer and Executive Vice President, Cloud Platforms since May 2013. Prior to joining our company, she served as Vice President of Cloud Platforms at Yahoo! Inc. from November 2010 to April 2013. From July 1997 to October 2010, Ms. Murphy served in various engineering roles at Microsoft Corporation including General Manager, Technical Computing. On April 12, 2016, Ms. Murphy resigned as Chief Technology Officer and Executive Vice President, Cloud Platforms, effective May 17, 2016.
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
The compensation provided to our "named executive officers," or NEOs, for 2015 is detailed in the 2015 Summary Compensation Table and other tables and the accompanying footnotes and narrative following this section. This compensation discussion and analysis summarizes the decision process, objectives and philosophy for our executive compensation program and a description of each component of compensation we provide to our NEOs. Our NEOs for 2015 were:

•	Blake J. Irving, our Chief Executive Officer;

•	Scott W. Wagner, our Chief Financial Officer and Chief Operating Officer;

•	Philip H. Bienert, our Chief Marketing Officer and Executive Vice President, Digital Commerce;

•	James M. Carroll, our Executive Vice President, International; and

•	Arne M. Josefsberg, our Executive Vice President, Chief Infrastructure Officer and Chief Information Officer.
General Compensation Philosophy
Our general compensation philosophy is to provide programs to attract, retain and motivate key employees who are critical to our long-term success and to tie a significant portion of their compensation to delivering business results. We strive to provide a competitive compensation package to our executive officers to reward achievement of our business objectives and align their interests with the interests of our stockholders.
Over the last several years, our executive compensation program has been comprised of a combination of cash and equity compensation, with an emphasis on both equity and performance. Our long-term equity compensation program includes performance-based and time-based components. Through the end of our fiscal year ended December 31, 2015, equity awards primarily consisted of stock options, with 40% of the option award subject to performance-based vesting and 60% subject to time-based vesting. The performance-based options generally become eligible to vest only if (1) we achieve pre-established annual bookings and adjusted EBITDA targets for each of the four or five years following the grant date (grants prior to 2015 have a five-year vesting period; grants in 2015 and later have a four-year vesting period) and (2) the recipient remains employed through achievement. We believe this design strengthens the alignment between the interests of our executive officers and stockholders by tying vesting of these options to achievement against key performance objectives, which ultimately results in both the growth of our business and the growth in the value of our business. Our use of both time- and performance-based options also promotes executive officer retention by requiring continued employment through achievement for the option to vest.
We expect to continue to design our executive compensation program based on a "pay for performance" philosophy, with a significant compensation component earned, in part, based on the achievement of our performance goals.
Compensation Decision Process
Our executive compensation program for the fiscal year ended December 31, 2015, reflected our transition from a late-stage private company to a new publicly-traded company. Prior to our IPO, our executive compensation program was administered by Desert Newco’s Board, compensation committee and executive committee, as applicable, or, collectively, the Desert Newco Board. Since our IPO, our executive compensation program has been administered by our compensation committee. Our Chief Executive Officer and other members of our management team have provided input at the direction of the applicable committee.
The initial compensation arrangements for each of our executive officers, including our NEOs, who joined us after the Merger (other than Mr. Irving and Mr. Wagner) were negotiated by our Chief Executive Officer and submitted to the Desert

Newco Board for approval. Each of Mr. Irving and the Desert Newco Board exercised their judgment to set a total compensation package for these executive officers that was competitive as measured against their assessment of the market and the compensation packages of our then-existing executive team. Mr. Irving, in negotiating these packages, considered the total compensation package that would be necessary to recruit these executive officers and provide them with the appropriate incentives to drive growth in the value of our business. In approving these new hire arrangements, the members of the Desert Newco Board relied on their experience and judgment, and that of Mr. Irving, and reviewed his recommendations to ensure the compensation packages were appropriate based on the executive officer’s title and position.
The initial compensation arrangements for Messrs. Irving and Wagner were negotiated by the Desert Newco Board. The Desert Newco Board exercised its judgment to set compensation levels for Messrs. Irving and Wagner that would align their interests with our stockholders and provide incentives for Messrs. Irving and Wagner to remain with us through and following a liquidity event. The Desert Newco Board heavily weighed these executive officers’ past experience and anticipated future contributions to us in approving their compensation packages.
Adjustments to executive compensation since the Merger have resulted from our desire to remain market competitive or to reflect changes in an executive officer’s title, authority or job responsibilities. These changes were negotiated by Mr. Irving or Mr. Wagner, as applicable, with direction and oversight from the Desert Newco Board. We generally did not make adjustments to executive officer compensation in fiscal 2015 in order to focus efforts on driving the growth and expansion of our business for our equity holders.
Components of Executive Compensation Program
The compensation program for our executive officers, including our NEOs, consists of the following primary components:

•	base salary;

•	short-term cash incentives;

•	long-term equity incentives;

•	broad-based employee benefits; and

•	post-termination severance benefits.
We believe these five primary compensation components provide an executive compensation program that attracts and retains qualified individuals, links individual performance to corporate performance, focuses the efforts of our executive officers on the achievement of both our short- and long-term objectives and aligns our executive officers’ interests with those of our stockholders.
The overall use and weight of each primary compensation element is based on our subjective determination of the importance of each element in meeting our overall objectives. We seek to make a significant amount of each executive officer’s total potential compensation "at risk" based on corporate performance, including cash performance bonuses and performance-based equity awards, which are earned only if we achieve specified key short-term and long-term performance objectives.
In connection with the initial hiring of certain executive officers, we have provided cash sign-on bonuses to attract and recruit executive officer candidates, and in an amount and on terms our Chief Executive Officer and compensation committee have determined are appropriate based on the candidate’s anticipated title and position.
Base salary
We provide base salaries to compensate our employees, including our NEOs, for services rendered on a day-to-day basis. The 2015 base salaries of our NEOs generally were set through negotiations at the time the NEO joined us and were approved by the Desert Newco Board. The base salaries for our NEOs were based on what we believed would be necessary to attract the individual to join us and a subjective assessment of what amount would be market competitive based on his title and expected future contribution. Except for Mr. Carroll, who received an increase to his base salary effective as of January 4, 2015, we did not make any adjustments to the base salaries for any of our NEOs in 2015.

The following table shows the base salaries for our NEOs in 2015:

Name	Base Salary
Blake J. Irving	$1,000,000
Scott W. Wagner	750,000
Philip H. Bienert	450,000
James M. Carroll	515,000
Arne M. Josefsberg	450,000
Short-term incentives (annual cash bonuses)
Our short-term cash incentive program seeks to provide incentives to our executive officers, including our NEOs, to drive annual performance based on our operating plan. At the beginning of each year, the Desert Newco Board or our Board, as applicable, with input from our management team, establishes performance goals and the formula for paying cash bonuses. The performance goals are intended to be stretch goals, which are attainable through focused efforts and leadership by our executive officers. Each executive officer is eligible to earn a portion of his or her target cash bonus opportunity based on the achievement against these pre-established performance goals and their relative weightings under the formula established by the compensation committee for that year.
The target cash bonus opportunity for each of our NEOs is set forth below. To determine an NEO’s actual bonus (as set forth in the Summary Compensation Table), a multiplier is calculated based on actual achievement against the performance objectives described below and is applied to the target cash bonus opportunity to determine the actual cash bonus:

Name	Target Bonus as a Percentage of Base Salary
Blake J. Irving	100%
Scott W. Wagner	100%
Philip H. Bienert	60%
James M. Carroll	60%
Arne M. Josefsberg	60%
2015 cash bonus plan. For 2015, the cash bonus plan consisted of two components: a corporate performance goal component (80% weight) and an individual performance goal component (20% weight). We believe this design provided the appropriate incentives for our executive officers, including our NEOs, to work collaboratively as a team to achieve important financial, business and strategic goals in our 2015 operating plan and to reward individual contributions strengthening our overall business. The corporate performance goal component was based on the achievement of certain levels of (a) bookings, (b) adjusted EBITDA, (c) unlevered free cash flow and (d) total customers.
Our 2015 goals were weighted as follows:

Performance Goal	Weighting
Bookings	40%
Adjusted EBITDA	25%
Unlevered Free Cash Flow	15%
Total Customers	20%

Bookings. We calculate bookings for 2015 bonus plan purposes in the same manner as we disclosed in our 2015 Form 10-K. Bookings differs from cash revenue due to aftermarket domain sales being recorded as gross sales for cash revenue purposes with the offsetting commissions recorded in cost of cash revenue while total bookings recorded net sales (gross sales less commissions). The following table describes the levels of bookings required to be achieved in 2015 and the corresponding multipliers applied to the portion of the eligible bonus (40% of the 2015 bonus) upon achievement of this performance goal:

Bookings(1)	Multiplier Allocated to Bookings
$2.0 billion and greater	A multiplier of 175% is allocated to achievement of this performance goal.
At least $1.89 billion but less than $2.0 billion	A multiplier between 65% and 174% is allocated to achievement of this performance goal, based on the level of achievement within the bookings range.
Less than $1.89 billion	No amount is payable with respect to this performance goal.
____________

(1)	If we achieved bookings of $1.925 billion, this would have resulted in 100% achievement of the 40% of bonus opportunity applicable to bookings.
Adjusted EBITDA. We calculate adjusted EBITDA for 2015 bonus plan purposes in the same manner as we disclosed in our 2015 Form 10-K. Adjusted EBITDA differs from cash EBITDA due to the inclusion in our calculation of cash EBITDA of certain components of working capital and certain acquisition-related expenses, as well as the exclusion of certain litigation costs. The following table describes the levels of adjusted EBITDA required to be achieved in 2015 and the corresponding multipliers applied to the portion of the eligible bonus (25% of the 2015 bonus) upon achievement of this performance goal:

Adjusted EBITDA(1)	Multiplier Allocated to Adjusted EBITDA
$380 million and greater	A multiplier of 175% is allocated to achievement of this performance goal.
At least $320 million but less than $380 million	A multiplier between 65% and 174% is allocated to achievement of this performance goal, based on the level of achievement within the adjusted EBITDA range.
Less than $320 million	No amount becomes payable with respect to this performance goal.
____________

(1)	If we achieved adjusted EBITDA of $335 million, this would have resulted in 100% achievement of the 25% of bonus opportunity applicable to adjusted EBITDA.
Unlevered Free Cash Flow. Unlevered free cash flow is a measure of our performance used by management to evaluate our business prior to the impact of our capital structure and after tax distributions required by Desert Newco's LLC agreement and purchases of property and equipment, such as data center and infrastructure investments, that can be used by us for strategic opportunities and strengthening our balance sheet. However, given our debt obligations, unlevered free cash flow does not represent residual cash flow available for discretionary expenses. The following table describes the levels of unlevered free cash flow required to be achieved in 2015 and the corresponding multipliers applied to the portion of the eligible bonus (15% of the 2015 bonus) upon achievement of this performance goal:

Unlevered Free Cash Flow(1)	Multiplier Allocated to Unlevered Free Cash Flow
$325 million and greater	A multiplier of 175% is allocated to achievement of this performance goal.
At least $269 million but less than $325 million	A multiplier between 65% and 174% is allocated to achievement of this performance goal, pro-rated based on the level of achievement within the unlevered free cash flow range.
Less than $269 million	No amount becomes payable with respect to this performance goal.
____________

(1)	If we achieved unlevered free cash flow of $283 million, this would have resulted in 100% achievement of the 15% of bonus opportunity applicable to adjusted EBITDA

Total customers. We calculate total customers for 2015 bonus plan purposes in the same manner as we disclosed in our 2015 Form 10-K. The following table describes the levels of total customers required to be achieved in 2015 and the corresponding multipliers applied to the portion of the eligible bonus (20% of the 2015 bonus) upon achievement of this performance goal:

Total Customers(1)	Multiplier Allocated to Total Customers
15.1 million and greater	A multiplier of 175% allocated to achievement of this performance goal.
At least 13.66 million but less than 15.1 million	A multiplier between 65% and 174% is allocated to achievement of this performance goal, based on the level of achievement within such total customers range.
Less than 13.66 million	No amount becomes payable with respect to this performance goal.
____________

(1)	If we achieved 14.1 million total customers, this would have resulted in 100% achievement of the 20% of bonus opportunity applicable to total customers.
Individual performance goals. The individual performance goals component was based on a qualitative assessment of each executive officer’s individual performance for 2015 by considering criteria such as professional effectiveness, leadership, strategic and operational execution and creativity.
2015 results. Following the 2015 performance period, the compensation committee, with the assistance of our management team, assessed our performance against the 2015 corporate performance goals and determined that we achieved bookings of $1.914 billion (resulting in a multiplier of 90% for the bookings performance goal), adjusted EBITDA of $337 million (resulting in a multiplier of 102% for the adjusted EBITDA performance goal), unlevered free cash flow of $294 million (resulting in a multiplier of 112% for the unlevered free cash flow performance goal) and total customers of 13.8 million (resulting in a multiplier of 76% for the total customers performance goal). This resulted in a multiplier of 94% for the corporate performance component to be used for calculating the 2015 cash bonus for each of our executive officers, including our NEOs.
Following the 2015 performance period, the compensation committee conducted a qualitative assessment of each executive officer’s performance in 2015 to determine his or her achievement percentage for the individual performance component. The compensation committee determined the individual performance component was achieved as follows: Mr. Irving 94%, Mr. Wagner 94%, Mr. Bienert 75.2%, Mr. Carroll 94% and Mr. Josefsberg 122.2%. Messrs. Irving and Wagner assisted the compensation committee with this assessment, but did not provide assistance with respect to their own performance.
The cash bonus paid to each NEO for 2015 is set forth in the "Summary Compensation Table" following this section.
Long-term incentives (equity awards)
We grant equity awards to motivate and reward our employees, including our executive officers and NEOs, for our long-term performance and thereby align the interests of our employees with those of our stockholders. Additionally, equity awards provide an important retention tool for all employees as the awards are subject to vesting over an extended period of time and provide for only a limited exercise period following termination of employment.
Form of Equity Awards. Through the end of fiscal year 2015, the equity awards granted to our executive officers, including our NEOs, and other employees have primarily been in the form of options to purchase equity. We believe options provide an appropriate incentive for our executive officers, including our NEOs, because they provide opportunity to realize value only if our value increases (which benefits our stockholders) and the executive officers, including our NEOs, remain employed with us through each vesting date. In the future, we may grant full-value awards, such as restricted stock units, to our employees, including our executive officers, to remain competitive with the companies with which we compete for talent, most of whom offer full-value awards as a central piece of their equity compensation program.
In February 2015, the compensation committee, with input from our Chief Executive Officer, granted Philip Bienert an option that was converted in connection with our IPO into an option to purchase 58,750 shares of our Class A common stock. This option was granted to reward him for his contributions to us and to bring his total equity opportunity to a level the compensation committee believed was market-competitive. This option vests over a four-year period, but otherwise vests in accordance with the "Vesting conditions" set forth below. No other executive officer was granted an equity award in fiscal year 2015, as we believed their current equity opportunities provided the appropriate incentives.
Vesting conditions. The options granted to our NEOs and other executive officers are subject to time- and performance-based vesting requirements as set forth below, except as noted in the paragraph above for Mr. Bienert’s 2015 option.
60% of an NEO’s option, or the Time Option, vests and becomes exercisable over a five-year period as to 20% of the Time Option each year on the anniversary of the applicable vesting commencement date, subject to his or her continued employment; and
40% of an NEO’s option, or the Performance Option, vests and becomes exercisable over a five-year period as to 20% of the Performance Option each year based on achievement of annual bookings and adjusted EBITDA performance targets, subject to the NEO’s continued employment through the applicable vesting date. Each year’s performance targets were established by the Desert Newco Board or our compensation committee, as applicable. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the Performance Option that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date.
At the time of grant, a set of performance targets was established for the five years following the grant, but the Desert Newco Board or our compensation committee, as applicable, assesses the targets each year and can modify them, including to take into account acquisitions or divestitures, as appropriate.
The options granted to our employees, including our NEOs, are subject to certain vesting accelerations in the event of a change in control or certain involuntary terminations of employment following a change in control. See "Potential Payments Upon Termination or Change in Control" below for more information.
Size of option grants. Historically, we have not applied a rigid formula in determining the size of option grants to our NEOs. Instead, the size of option grants was determined based on one or more of the following: the range of prior grants made to the executive team with consideration given to the nature of the position, the executive officer’s experience, the equity opportunity the executive officer may have had with his or her prior employer, the competitive market, the amount of equity necessary to recruit him or her and current market conditions.
2015 performance-based option vesting conditions. Certain of the Performance Options granted to our executive officers, including our NEOs, prior to 2015 were eligible to vest based on us achieving $1.833 billion in bookings and $332 million in adjusted EBITDA in 2015, or the 2015 Performance Options. If both the bookings and adjusted EBITDA targets were achieved, then the 2015 Performance Options would vest, subject to the applicable executive officer’s continued employment with us. Following the end of fiscal 2015, the compensation committee, in consultation with management, reviewed our achievement against these performance objectives and determined our performance exceeded the objectives necessary to vest the 2015 Performance Options. As a result, 100% of the 2015 Performance Options vested.
Broad-based employee benefits
Our compensation program for our executive officers, including our NEOs, includes benefits generally available to our other full-time employees, including participation in our patent incentive program. Offering these employee benefits serves to attract and retain our employees, including our NEOs. We anticipate our employee benefits programs will be reviewed periodically in order to ensure they continue to serve these purposes and remain competitive.
We have established a tax-qualified Section 401(k) retirement savings plan for our NEOs and other employees who satisfy the eligibility requirements. Under this plan, participants may elect to make pre-tax contributions of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. Currently, we provide matching contributions made by participants in the plan up to a maximum of 3.5% of eligible compensation annually, subject to limitations in our 401(k) plan applicable to highly compensated employees. We intend for the plan to qualify under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, enabling contributions by participants to the plan, and income earned on plan contributions, to not be taxable to participants until withdrawn from the plan. Additional benefits provided to our employees, including NEOs, consist of medical, dental, vision, short term disability, long term disability and life insurance benefits as well as flexible spending accounts. Our NEOs receive these benefits on the same basis as our other full-time U.S. employees.
Post-termination severance benefits and change in control benefits
The compensation committee considers maintaining a stable and effective management team to be essential to protecting and enhancing the best interests of our company and stockholders. We have entered into employment agreements with certain key executives, including many of our NEOs, to provide assurances of specified severance benefits to such executives whose employment is subject to involuntary termination other than for death, disability, cause or voluntary termination for good reason. We believe it is imperative to provide such individuals with severance benefits upon such involuntary terminations of employment to secure their continued dedication to their work, without the distraction of negative economic consequences of potential termination. We believe the severance benefits we provide are competitive based on our assessment of similarly situated individuals at companies with which we compete for talent and are appropriate since the benefits are subject to the executive’s entry into a release of claims in our favor. For more detail, see "Potential Payments Upon Termination or Change in Control."
Tax considerations
We have not provided any of our executive officers or directors with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Section 280G or Code Section 409A. Code Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control exceeding certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event an executive officer, director or other service provider receives "deferred compensation" not meeting the requirements of Code Section 409A.
Based on the limitations imposed by Code Section 162(m), we generally may receive a federal income tax deduction for compensation paid to our Chief Executive Officer and to certain of our other highly compensated officers only if the compensation is less than $1,000,000 per person during any year or is "performance-based" under Code Section 162(m). There is a transition period for newly-public companies providing us with relief from these limitations for a transition period following our IPO. While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation strongly linking pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, we intend to consider tax deductibility under Code Section 162(m) as a factor in our compensation decisions.

Summary Compensation Table
The following table provides information regarding the total compensation for services rendered in all capacities earned by our NEOs for 2015:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Equity Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)(4)(5)	All Other Compensation ($)(6)	Total ($)
Blake J. Irving	2015	1,000,000	—	—	—	940,000	5,194	1,945,194
Chief Executive Officer	2014	1,000,000	—	—	—	816,000	5,000	1,821,000
	2013	934,615	—	—	8,838,644	983,562	4,405	10,761,226
Scott W. Wagner	2015	750,000	—	—	—	705,000	5,382	1,460,382
Chief Financial Officer & Chief Operating Officer	2014	750,000	—	—	—	612,000	5,168	1,367,168
	2013	441,346	—	—	8,654,625	750,000	909	9,846,880
Philip H. Bienert	2015	450,000	—	—	463,620	243,648	5,000	1,162,268
Chief Marketing Officer	2014	450,000	—	—	—	220,320	16,621	686,941
	2013	308,077	260,000	—	1,607,288	198,247	88	2,373,700
James M. Carroll	2015	514,538	—	—	—	290,460	5,000	809,998
Executive Vice President, International	2014	500,000	12,000	—	—	244,800	5,000	761,800
	2013	350,000	504,000	—	1,978,200	225,205	438	3,057,843
Arne M. Josefsberg	2015	450,000	—	—	—	269,028	5,000	724,028
Executive Vice President, Chief Infrastructure Officer and Chief Information Officer	2014	423,836	—	—	3,215,360	207,510	6,619	3,853,325
	2013	—	—	—	—	—	—	—
____________

(1)	The amounts in the "Bonus" column reflect sign-on bonuses paid to the NEO in connection with his hiring.

(2)
The amounts in the "Option Awards" column reflect the aggregate grant date fair value of stock options granted during the fiscal year. The assumptions we used to calculate these amounts are discussed in Note 2 to our audited consolidated financial statements, which are included in our 2015 Form 10-K. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)
For 2015, represents cash incentive compensation payments paid based on performance against the target corporate performance goal component and the individual performance goal components for the performance period of January 1, 2015 through December 31, 2015. Following the 2015 performance period, the compensation committee, with the assistance of our management team, assessed our performance against the 2015 corporate and individual performance goals as described under "Compensation Discussion and Analysis-Components of Executive Compensation Program-Short-term incentives (annual cash bonuses)."

(4)
For 2014, represents cash incentive compensation payments paid based on performance against the target corporate and individual performance goals for the performance period of January 1, 2014 through December 31, 2014. Following the 2014 performance period, the Desert Newco Board, with the assistance of our management team, assessed our performance against the 2014 performance goals and determined we achieved bookings of $1.675 billion (resulting in a multiplier of 87.0% for the bookings performance goal), adjusted EBITDA of $271 million (resulting in a multiplier of 72.5% for the adjusted EBITDA performance goal) and total customers of 12.709 million (resulting in a multiplier of 89.0% for the total customers performance goal). This resulted in a multiplier of 81.6% to be used for calculating each NEO’s 2014 cash bonus.

(5)
For 2013, represents cash incentive compensation payments paid based on performance against the target corporate and individual performance goals for the performance period of January 1, 2013 through December 31, 2013. Following the 2013 performance period, the Desert Newco Board, with the assistance of our management team, assessed our performance against the 2013 performance goals and determined we achieved cash revenue of $1.421 billion (resulting in a multiplier of 86% for the cash revenue performance goal), cash EBITDA of $230 million (resulting in a multiplier of 100% for the cash EBITDA performance goal) and new customers of 2.956 million (resulting in a multiplier of 182% for the new customers performance goal). This resulted in a multiplier of 122% to be used for calculating each NEO’s 2013 cash bonus. Although the calculation resulted in a 122% multiplier, our Chief Executive Officer and other executives, with the approval of the Desert Newco Board, determined it would be more appropriate to pay the cash bonus at 100% because the significant outperformance of the new customers performance goal did not translate directly enough into increased cash revenue.

(6)
The amounts in the "All Other Compensation" column consist of certain benefits provided to our NEOs, which are generally available to our similarly situated employees, including relocation allowance, 401(k) company matching, healthcare coverage and use a company-leased vehicle.

Grants of Plan-Based Awards 2015
The following table presents information regarding grants of plan-based awards made to our NEOs during 2015:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)			All Other Equity Awards: Number of Securities Underlying Awards (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Share)(3)	Grant Date Fair Value of Option Awards ($)(4)
Name	Grant Date	Threshold	Target	Maximum
Blake J. Irving	—	520,000	1,000,000	N/A	—	—	—	—
Scott W. Wagner	—	390,000	750,000	N/A	—	—	—	—
Philip H. Bienert	—	140,400	270,000	N/A	—	—	—	—
	2/23/2015	—	—	—	—	58,750	19.50	463,620
James M. Carroll	—	160,680	309,000	N/A	—	—	—	—
Arne M. Josefsberg	—	140,400	270,000	N/A	—	—	—	—
____________

(1)
The amounts represent target cash bonus amounts payable at the time the grants of awards were made and assume the achievement of the corporate and individual components at the target level for 2015. Payments of these amounts are subject to a minimum payment limitation of 52% based on achieving the minimum of the target performance objectives. Payments of these amounts are not subject to a maximum payment limitation. The material terms of the awards are discussed in "Compensation Discussion and Analysis-Components of Executive Compensation Program-Short-term incentives (annual cash bonuses)."

(2)	The amounts reflect the number of stock options granted as discussed in "Compensation Discussion and Analysis-Components of Executive Compensation Program-Long-term incentives (equity awards)."

(3)	The exercise price for option awards is set at the fair market value of a share of our Class A common stock on the grant date.

(4)
The amounts reflect the aggregate grant date fair value of stock options granted during the fiscal year . The assumptions we used to calculate these amounts are discussed in Note 2 to our audited consolidated financial statements, which are included in our 2015 Form 10-K. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards at Fiscal Year End
The following table provides information regarding outstanding equity awards held by our NEOs as of December 31, 2015:

	Option Awards						Equity Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Number of Securities Underlying Unexercised Unearned Options(2)(3)	Option Exercise Price	Option Expiration Date	Number of Unvested Shares (#)	Market Value of Unvested Shares	Number of Unearned Shares or Other Rights (#)	Market or Payout Value of Unearned Shares or Other Rights
Blake J. Irving	1/24/2013	796,812	717,131	478,088	7.44	1/24/2023	—	—	—	—
Scott W. Wagner	5/16/2013	735,000	661,500	441,000	7.90	5/16/2023	—	—	—	—
Philip H. Bienert	5/16/2013	136,500	122,850	81,900	7.90	5/16/2023	—	—	—	—
	2/23/2015	—	35,250	23,500	19.50	2/23/2025	—	—	—	—
James M. Carroll	5/16/2013	168,000	151,200	100,800	7.90	5/16/2023	—	—	—	—
Arne M. Josefsberg	3/12/2014	80,000	192,000	128,000	15.24	3/12/2024	—	—	—	—
_________

(1)
Options granted prior to 2015 become vested and exercisable over a five-year period as to 20% of the options each year on the anniversary of the applicable grant date, subject to the NEO's continued employment. Options granted in 2015 become vested and exercisable over a four-year period as to 25% of the options each year on the anniversary of the applicable grant date, subject to the NEO's continued employment.

(2)
Options granted prior to 2015 become vested and exercisable over a five-year period as to 20% of the options each year based achievement of annual performance targets established by the Desert Newco Board or our compensation committee, as applicable, subject to the NEO’s continued employment through the applicable vesting date. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the options that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date.

(3)
Options granted in 2015 become vested and exercisable over a four-year period as to 25% of the option each year based on achievement of annual performance targets established by the compensation committee, subject to the NEO’s continued employment through the applicable vesting date. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 25% of the options that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date.

Executive Employment Agreements
Blake J. Irving
In 2015, we entered into an employment agreement with Blake J. Irving. The employment agreement expires on December 31, 2018 (and may be extended through mutual agreement) and provides that Mr. Irving is an at-will employee. Mr. Irving’s current annual base salary is $1,000,000 and he is eligible for an annual target cash incentive payment equal to 100% of his base salary. Mr. Irving’s employment agreement also provides him with certain termination and change in control benefits as described in the "Potential Payments Upon Termination or Change in Control" section below.
Scott W. Wagner
In 2015, we entered into an employment agreement with Scott W. Wagner. The employment agreement expires on December 31, 2018 (and may be extended through mutual agreement) and provides that Mr. Wagner is an at-will employee. Mr. Wagner’s current annual base salary is $750,000 and he is eligible for an annual target cash incentive payment equal to 100% of his base salary. Mr. Wagner’s employment agreement also provides him with certain termination and change in control benefits as described in the "Potential Payments Upon Termination or Change in Control" section below.
Philip H. Bienert
In 2015, we entered into an employment agreement with Philip H. Bienert. The employment agreement expires on December 31, 2017 (and may be extended through mutual agreement) and provides that Mr. Bienert is an at-will employee. Mr. Bienert’s current annual base salary is $450,000 and he is eligible for an annual target cash incentive payment equal to 60% of his base salary. Mr. Bienert’s employment agreement also provides him with certain termination and change in control benefits as described in the "Potential Payments Upon Termination or Change in Control" section below.
James M. Carroll
In 2015, we entered into an employment agreement with James M. Carroll. The employment agreement expires on December 31, 2017 (and may be extended through mutual agreement) and provides that Mr. Carroll is an at-will employee. Mr. Carroll’s current annual base salary is $515,000 and he is eligible for an annual target cash incentive payment equal to 60% of his base salary. Mr. Carroll’s employment agreement also provides him with certain termination and change in control benefits as described in the "Potential Payments Upon Termination or Change in Control" section below.
Arne M. Josefsberg
In 2015, we entered into an employment agreement with Arne M. Josefsberg. The employment agreement expires on December 31, 2017 (and may be extended through mutual agreement) and provides that Mr. Josefsberg is an at-will employee. Mr. Josefsberg’s current annual base salary is $450,000 and he is eligible for an annual target cash incentive payment equal to 60% of his base salary. Mr. Josefsberg’s employment agreement also provides him with certain termination and change in control benefits as described in the "Potential Payments Upon Termination or Change in Control" section below.
Potential Payments Upon Termination or Change in Control
Cash Benefits
Each of our NEOs who has entered into an employment agreement with us as described above is entitled to the following cash severance under his or her employment agreement:
If an NEO’s employment is terminated either by us without "cause" (other than by reason of death or "disability") or by the NEO for "good reason" (as such terms are defined in his or her employment agreement), and in each case the termination occurs outside of the period beginning three months prior to and ending 18 months following a "change in control" (as defined in his or her employment agreement, and such period, the "Change in Control Period"), the NEO will receive a lump sum cash severance payment equal to the following:

•	50% of the NEO’s annual base salary rate as then in effect (100%, in the case of Messrs. Irving and Wagner); plus

•	any earned but unpaid annual cash bonus for a prior year; plus

•	pro-rated amount of the target annual cash bonus for the year of termination; plus

•	6 months of the cost of health insurance under COBRA (12 months, in the case of Messrs. Irving and Wagner).
If an NEO’s employment is terminated either by us without "cause" (other than by reason of death or "disability") or by the NEO for "good reason" during the Change in Control Period, the NEO will receive a lump sum cash severance payment equal to the following:

•	75% of the NEO’s annual base salary rate as then in effect (150%, in the case of Messrs. Irving and Wagner); plus

•	any earned but unpaid annual cash bonus for a prior year; plus

•	75% of the target annual cash bonus for the year of termination or, if higher, the date immediately prior to the change in control (150%, in the case of Messrs. Irving and Wagner); plus

•	9 months of the cost of health insurance under COBRA (18 months, in the case of Messrs. Irving and Wagner).
If an NEO’s employment is terminated by reason of death or "disability" (as such term is defined in his or her employment agreement), the NEO will receive a lump sum cash severance payment equal to the following:

•	any earned but unpaid annual cash bonus for a prior year; plus

•	pro-rated amount of the target annual cash bonus for the year of termination.
In order to receive the cash severance benefits described above, the NEO must sign and not revoke a release of claims in our favor and comply with certain restrictive covenants relating to noncompetition, nonsolicitation, and nondisparagement for up to twelve months as set forth in his or her employment agreement following the termination date.
In the event any of the payments provided for under these employment agreements, or otherwise payable to the NEO, would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax under Section 4999 of the Internal Revenue Code, he or she would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such executive. No employment agreement with any of our NEOs provides for any tax gross-up payments.
Equity Benefits
Each NEO’s option agreement provides that upon a "change in control" (as defined in the 2011 Plan), 100% of the NEO’s unvested options (Time Options and Performance Options) will vest and become exercisable immediately prior to the change in control if, as a result of such change in control, (i) KKR, Silver Lake and TCV, at the time of the change in control, achieve an internal rate of return of at least 25% or (ii) KKR, Silver Lake and TCV, at the time of the change in control, earn at least three times the purchase price they paid for their equity interest, whether acquired, directly or indirectly, in each case, based on cash received by KKR, Silver Lake and TCV on a cumulative basis (excluding tax distributions and after deduction for any applicable transaction expenses), subject to the NEO’s continued employment through the change in control.
In addition, to the extent that Time Options do not vest and remain outstanding as of a change in control, in the event an NEO’s employment is terminated by us (or our successor) without "cause" or by the NEO for "good reason" within 90 days before, or within 18 months after a change in control, any Time Options unvested at that time will become immediately vested and exercisable.

Termination of Employment Unrelated to a Change in Control

Name and Principal Position	Salary Continuation ($)(1)	Target Annual Cash Bonus ($)(2)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Blake J. Irving	1,000,000	1,000,000	19,285	2,019,285
Scott W. Wagner	750,000	750,000	19,285	1,519,285
Philip H. Bienert	225,000	270,000	6,377	501,377
James M. Carroll	257,500	309,000	9,642	576,142
Arne M. Josefsberg	225,000	270,000	6,666	501,666
____________

(1)	This amount is based on each NEO’s base salary, in each case, as was in effect on December 31, 2015.

(2)	This amount is based on each NEO’s target cash bonus amount, in each case, as was in effect on December 31, 2015.
Termination of Employment in Connection with a Change in Control

Name and Principal Position	Salary Continuation ($)(1)	Target Annual Cash Bonus ($)(2)	Accelerated Vesting of Options ($)(3)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Blake J. Irving	1,500,000	1,500,000	17,654,106	28,927	20,683,033
Scott W. Wagner	1,125,000	1,125,000	15,980,309	28,927	18,259,236
Philip H. Bienert	337,500	202,500	3,410,512	9,565	3,960,077
James M. Carroll	386,250	231,750	3,652,642	14,464	4,285,106
Arne M. Josefsberg	337,500	202,500	3,228,996	9,999	3,778,995
____________

(1)	This amount is based on each NEO’s base salary, in each case, as was in effect on December 31, 2015.

(2)	This amount is based on each NEO’s target bonus amount, in each case, as was in effect on December 31, 2015.

(3)
The amounts represent the intrinsic value of the Time Options that would vest on an accelerated basis in connection with such termination of employment in connection with a change in control in the event such Time Options do not otherwise vest on a change in control as described under the "Equity Benefits" section above. Such intrinsic value is determined by multiplying (a) the amount by which the fair market value per share of our Class A common stock on December 31, 2015 of $32.06 exceeded the exercise price per share in effect under each option by (b) the number of unvested shares that vest on an accelerated basis under such option. These amounts assume the accelerated vesting resulting from the termination of employment occurred on December 31, 2015.

Risk Assessment and Compensation Practices
Our management assesses and discusses with our compensation committee our compensation policies and practices for our employees as they relate to our risk management, and based upon this assessment, we believe, for the following reasons, any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future:

•
our incentive compensation plan reflects a pay for performance philosophy rewarding NEOs and other eligible employees for achievement of performance targets, and historically, we reserve the payment of discretionary bonuses for extraordinary performance and achievement;

•	our equity awards include multi-year vesting schedules requiring long-term employee commitment; and

•	we regularly monitor short- and long-term compensation practices to determine whether management’s objectives are satisfied.

Equity Compensation Plan Information
The following table summarizes our equity compensation plan information as of December 31, 2015. On January 1, 2016, the number of shares available for issuance under our stock option plan automatically increased by 6,299,261 and the number of shares available for issuance under our employee stock purchase plan increased by 1,000,000, each pursuant to the terms of such plan. Information is included for equity compensation plans approved by our stockholders and equity compensation plans not approved by our stockholders. We will not grant equity awards in the future under any of the equity compensation plans not approved by our stockholders included in the table below.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(2)
Equity compensation plans approved by stockholders	1,805,505	$28.49	10,906,897
Equity compensation plans not approved by stockholders	25,710,119	$9.00	—
Total	27,515,624		10,906,897
____________

(1)	The weighted-average exercise price does not reflect shares to be issued in connection with the settlement of RSUs, since RSUs have no exercise price.

(2)	Includes shares available for future issuance under our stock option plan and our employee stock purchase plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock as of March 18, 2016 by:

•	each of our named executive officers;

•	each person or group, who beneficially owned more than 5% of our common stock; and

•	all of our current directors and executive officers as a group.
The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days, including those shares of our Class A common stock issuable upon exchange of LLC Units (together with corresponding shares of our Class B common) on a one-for-one basis, subject to the terms of the exchange agreement. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o GoDaddy Inc., 14455 N. Hayden Road, Scottsdale, Arizona 85260.

	Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of Shares Class A Common Stock		Number of Shares Class B Common Stock		Combined Voting Power(2)
Directors and Named Executive Officers:	Number	%	Number	%	Number	%
Blake J. Irving(3)	1,196,468	1.7%	49,800	*	1,246,268	*
Scott W. Wagner(4)	1,103,750	1.6%	110,229	*	1,213,979	*
Philip H. Bienert(5)	220,688	*	—	—	220,688	*
James M. Carroll(6)	253,250	*	—	—	253,250	*
Arne M. Josefsberg(7)	160,000	*	—	—	160,000	*
Bob Parsons(8)	725,670	1.1%	36,058,011	40.2%	36,783,681	23.3%
Herald Y. Chen(9)	—	—	—	—	—	—
Richard H. Kimball(10)	—	—	—	—	—	—
Gregory K. Mondre(11)	—	—	—	—	—	—
John I. Park(12)	—	—	—	—	—	—
Elizabeth S. Rafael(13)	10,383	*	10,382	*	20,765	*
Charles J. Robel(14)	88,112	*	10,382	*	98,494	*
Brian H. Sharples	—	—	—	—	—	—
Lee E. Wittlinger(15)	—	—	—	—	—	—
All executive officers and directors as a group (18 persons)(16)	4,371,389	6.1%	36,355,852	40.5%	40,727,241	25.2%
5% Equity holders:
Entities Affiliated with KKR(17)	17,858,964	26.2%	18,873,712	21.0%	36,732,676	23.2%
Entities Affiliated with Silver Lake(18)	16,927,658	24.8%	19,805,018	22.1%	36,732,676	23.2%
Entities Affiliated with TCV(19)	5,813,620	8.5%	10,660,372	11.9%	16,473,992	10.4%
YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.)(20)	725,670	1.1%	36,058,011	40.2%	36,783,681	23.3%
FMR LLC(21)	7,839,900	11.5%	—	—	7,839,900	5.0%
____________

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
Subject to the terms of the Exchange Agreement, shares of our Class B common stock (together with the corresponding LLC Units) are exchangeable for shares of our Class A common stock on a one-for-one basis. See "Certain Relationships and Related Party and Other Transactions-Exchange Agreement."

(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of GoDaddy voting together as a single class.

(3)
Consists of (i) 1,250 shares of Class A common stock held by Mr. Irving, (ii) 49,800 shares of Class B common stock held by Mr. Irving and (iii) 1,195,218 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of March 18, 2016.

(4)
Consists of (i) 1,250 shares of Class A common stock held by Mr. Wagner, (ii) 110,229 shares of Class B common stock held by Mr. Wagner and (iii) 1,102,500 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of March 18, 2016.

(5)
Consists of (i) 1,250 shares of Class A common stock held by Mr. Bienert and (ii) 219,438 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of March 18, 2016.

(6)
Consists of (i) 1,250 shares of Class A common stock held by Mr. Carroll and (ii) 252,000 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of March 18, 2016.

(7)	Consists of 160,000 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of March 18, 2016.

(8)	Consists of the shares listed in footnote 20 below, which are held by YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.), or YAM.

(9)	The principal business address of Mr. Chen is c/o Kohlberg Kravis Roberts & Co. LLP, 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(10)	The principal business address of Mr. Kimball is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(11)	The principal business address of Mr. Mondre is c/o Silver Lake Partners, 9 West 57th Street, 32nd Floor, New York, NY 10019.

(12)	The principal business address of Mr. Park is c/o Kohlberg Kravis Roberts & Co. LLP, 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(13)	Consists of (i) 10,383 shares of Class A common stock held by Ms. Rafael and (ii) 10,382 shares of Class B common stock held by Ms. Rafael.

(14)
Consists of (i) 14,485 shares of Class A common stock held by Mr. Robel, (ii) 10,382 shares of Class B common stock held by Mr. Robel and (iii) 73,627 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of March 18, 2016.

(15)	The principal business address for Mr. Wittlinger is c/o Silver Lake Partners, 9 West 57th Street, 32nd Floor, New York, NY 10019.

(16)
Consists of (i) 763,564 shares of Class A common stock beneficially owned by our current executive officers and directors, (ii) 36,355,852 shares of Class B common stock beneficially owned by our current executive officers and directors and (iii) 3,607,825 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of March 18, 2016.

(17)
The information relating to the entities affiliated with KKR is based on Schedule 13G filed with the SEC on February 12, 2016, reporting beneficial ownership. KKR Partners III, L.P., or KKR Partners III, holds (i) 36,864 shares of our Class A common stock and (ii) 1,831,750 shares of our Class B common stock. KKR 2006 Fund (GDG) L.P., or KKR 2006 Fund, holds (i) 374,147 shares of our Class A common stock and (ii) 16,641,962 shares of our Class B common stock. GDG Co-Invest Blocker L.P., or GDG Co-Invest, holds 5,646,288 shares of our Class A common stock. KKR 2006 GDG Blocker L.P., or KKR 2006 GDG, holds 11,793,615 shares of our Class A common stock. OPERF Co-Investment LLC, or OPERF, holds (i) 8,050 shares of our Class A common stock and (ii) 400,000 shares of our Class B common stock.

Each of KKR Associates 2006 AIV L.P., or KKR Associates 2006, (as the general partner of KKR 2006 Fund); GDG Co-Invest GP LLC (as the general partner of GDG Co-Invest); KKR 2006 AIV GP LLC (as the general partner of each of KKR Associates 2006 and KKR 2006 GDG and as the sole member of GDG Co-Invest GP LLC); KKR Management Holdings L.P. (as the designated member of KKR 2006 AIV GP LLC); KKR Management Holdings Corp. (as the general partner of KKR Management Holdings L.P.); KKR III GP LLC (as the sole general partner of KKR Partners III); KKR Associates 2006 L.P. (as the manager of OPERF); KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.); KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as the sole shareholder of KKR Fund Holdings GP Limited, a general partner of KKR Fund Holdings L.P. and sole shareholder of KKR Management Holdings Corp.); KKR Group Limited (as the general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); KKR Management LLC (as the general partner of KKR & Co. L.P.); and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC and the managers of KKR III GP LLC) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in the paragraph above in this footnote. The principal business address of each of the entities and persons identified in this and the paragraph above, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY, 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(18)
The information relating to the entities affiliated with Silver Lake is based on Schedule 13G filed with the SEC on February 12, 2016, reporting beneficial ownership. SLP GD Investors, L.L.C., or SLP GD, holds 19,805,018 shares of our Class B common stock. Silver Lake Partners III DE (AIV IV), L.P., or SLP III (DE), holds 720,730 shares of our Class A common stock. Silver Lake Technology Investors III, L.P., or SLTI III, holds 3,935 shares of our Class A common stock. SLP III Kingdom Feeder I, L.P., or SLKF I, holds 16,202,993 shares of our Class A common stock.

Each of Silver Lake Partners III DE (AIV IV), L.P., SLP III DE, (as the managing member of SLP GD); Silver Lake Technology Associates III, L.P., or SLTA III, (as the general partner of SLP III, SLTI III, SLKF I and SLP III DE); SLTA III (GP), L.L.C., or SLTA GP, (as the general partner of SLTA III); Silver Lake Group, L.L.C. (as the managing member of SLTA GP); and an investment committee of SLTA III, made up of Mike Bingle, Jim Davidson, Egon Durban, Ken Hao, Christian Lucas, Greg Mondre and Joe Osnoss, may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in the paragraph above in this footnote. The principal business address of each of the entities and persons identified in this and the paragraph above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(19)
The information relating to the entities affiliated with TCV is based on a Schedule 13G filed with the SEC on February 11, 2016, reporting beneficial ownership. TCV VII, L.P., or TCV VII, holds (i) 212,698 shares of our Class A common stock and (ii) 10,568,786 shares of our Class B common stock. TCV VII (A), L.P., or TCV VII (A), holds 5,599,079 shares of our Class A common stock. TCV Member Fund, L.P., or Member Fund, holds (i) 1,843 shares of our Class A common stock and (ii) 91,586 shares of our Class B common stock.

Each of Technology Crossover Management VII, Ltd., or Management VII, (as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund); Technology Crossover Management VII, L.P. (as the direct general partner of TCV VII and TCV VII(A)); and an investment committee of Management VII, made up of Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds, Jr., Christopher P. Marshall, Timothy P. McAdam, John C. Rosenberg, Robert W. Trudeau and David L. Yuan, may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in the paragraph above in this footnote. The principal business address of each of the entities and persons identified in this and the paragraph above is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(20)
The information relating to YAM is based on a Schedule 13G filed with the SEC on February 12, 2016, reporting beneficial ownership. Consists of (i) 725,670 shares of our Class A common stock and (ii) 36,058,011 shares of our Class B common stock, held by YAM. Robert Ralph Trust dtd 12/2/11 is the sole stockholder of YAM. Bob Parsons, the trustee of Robert Ralph Trust dtd 12/2/11, is deemed to have beneficial ownership and voting and investment power over the shares held by YAM. The address for YAM Special Holdings, Inc. is 15475 N. 84th Street, Scottsdale, Arizona 85260.

(21)
The information relating to FMR LLC is based solely on a Schedule 13G filed with the SEC on February 12, 2016, reporting beneficial ownership. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

CERTAIN RELATIONSHIPS AND RELATED PARTY AND OTHER TRANSACTIONS
We describe below transactions and series of similar transactions, during our fiscal year ended December 31, 2015 to which we were a party or will be a party, in which:

•	the amounts involved exceeded, or exceeds, $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had, or will have, a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.
Policies and Procedures for Related Party Transactions
Our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds, or may be expected to exceed, $120,000 and in which a related person has or will have a direct or indirect material interest. We have adopted a policy regarding transactions between us and related persons. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our Class A common stock and Class B common stock, in each case since the beginning of the most recently completed fiscal year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.
Desert Newco Amended and Restated Limited Liability Company Agreement
We directly, or indirectly through our wholly owned subsidiary GD Subsidiary Inc., hold LLC Units in Desert Newco and are the sole managing member of Desert Newco. Accordingly, we operate and control all of the business and affairs of Desert Newco and, through Desert Newco and its operating subsidiaries, conduct our business.
As the sole managing member of Desert Newco, we have the right to determine when distributions will be made to the members of Desert Newco and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If we authorize a distribution, such distribution will be made to the unit holders of Desert Newco, including us, pro rata in accordance with their respective ownership interest of Desert Newco, provided that we, as sole managing member, will be entitled to non-pro rata distributions for certain fees and expenses.
Our principal asset, either directly or through our wholly owned subsidiary GD Subsidiary Inc., is a controlling equity interest in Desert Newco. As such, we have no independent means of generating revenue or cash flows. Desert Newco is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its LLC Units, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of Desert Newco.
Pursuant to the Third Amended and Restated LLC Agreement of Desert Newco, dated March 31, 2015, or the LLC Agreement, Desert Newco makes pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the cumulative taxable income, reduced by cumulative taxable losses, of Desert Newco allocated to them. Generally, these tax distributions are computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual and (ii) 7%. The assumed income tax rate currently totals 46.6%, which will increase to 50.4% in certain cases when the tax on net investment income is applicable.
In addition, under the tax rules, Desert Newco is required to allocate taxable income disproportionately to its unit holders. Because tax distributions are determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but are made pro rata based on ownership, Desert Newco is required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes Desert Newco would have otherwise paid.
During the fiscal year ended December 31, 2015, Desert Newco paid tax distributions of $0.3 million to its owners, excluding us, including $0.1 million each to YAM, KKR and SLP. As of December 31, 2015, we had accrued estimated tax distributions to Desert Newco's owners, excluding us. Such distributions were paid in March 2016, based on ownership as of the payment date, as follows: $1.8 million to YAM, $1.0 million to KKR, $1.0 million to SLP, $0.5 million to TCV and $0.3 million to other Desert Newco owners.

In addition to tax expenses, we also incur expenses related to our operations, plus payments under tax receivable agreements, or the TRAs, which we expect will be significant. We intend to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs. See "Tax Receivable Agreements" below for further discussion regarding our obligations under the TRAs.
The LLC Agreement also provides that as a general matter, each of Desert Newco’s owners prior to our IPO, or a Continuing LLC Owner, do not have the right to transfer LLC Units if we determine that such transfer would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all of its LLC Units even if such transfer could result in a technical tax termination, if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs.
Stockholder Agreement
In connection with our IPO, we entered into the Stockholder Agreement with Desert Newco, affiliates of each of KKR, Silver Lake, TCV and Mr. Parsons. The Stockholder Agreement, as further described below, contains specific rights, obligations and agreements of these parties as owners of our Class A common stock and Class B common stock. In addition, the Stockholder Agreement contains provisions related to the composition of our Board and its committees.
Voting Agreement
Under the Stockholder Agreement, our existing owners who are affiliated with KKR, Silver Lake, TCV and Mr. Parsons agree to take all necessary action, including casting all votes to which such existing owners are entitled to cast at any annual or special meeting of stockholders, so as to ensure the composition of our Board and its committees complies with (and includes all of the nominees in accordance with) the provisions of the Stockholder Agreement related to the composition of our Board and its committees.
In addition, under the Stockholder Agreement, affiliates of TCV agree to cast all votes in a manner directed by the affiliates of KKR and Silver Lake during the three-year period following the completion of our IPO.
KKR and Silver Lake Approvals
Under the Stockholder Agreement and subject to our Certificate, our Bylaws and applicable law, the actions listed below by us or any of our subsidiaries will require the approval of KKR and Silver Lake for so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 25% of the shares of our Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO. Additionally, the approval requires the consent of each of KKR and Silver Lake for so long as such stockholder is entitled to nominate a KKR Director or a Silver Lake Director, as the case may be, pursuant to the Stockholder Agreement. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our CEO or hiring a new CEO;

•	increasing or decreasing the size of our Board;

•	waiving or amending the limited liability company agreement of Desert Newco Managers, LLC or the equity or employment agreements of our executive officers;

•	engaging in certain transactions with affiliates; and

•	any merger or liquidation of Desert Newco or creating any new class of equity securities of Desert Newco.

Mr. Parsons Approvals
Under the Stockholder Agreement, the actions listed below by us or any of our subsidiaries shall require the consent of affiliates of Mr. Parsons for so long as such affiliates continue to own at least 50% of the shares of our Class A common stock held by YAM on an As-Exchanged Basis immediately prior to our IPO:

•	certain transactions with KKR and/or Silver Lake and/or their affiliates;

•
change in control transactions in which KKR and Silver Lake and/or their affiliates receive consideration from an unaffiliated third party that is not offered on a pro rata basis to Mr. Parson’s affiliates; and

•	any tax election revoking Desert Newco’s Section 754 election under the Internal Revenue Code or to treat Desert Newco as other than a partnership for tax purposes.
TCV Approvals
Under the Stockholder Agreement, the actions listed below by us or any of our subsidiaries require the consent of affiliates of TCV for so long as such affiliates continue to own at least 5% of the shares of our Class A common stock on an As-Exchanged Basis immediately following the consummation of our IPO:

•
any redemption or repurchase of shares from KKR, Silver Lake, affiliates of Mr. Parsons or Desert Newco Managers, LLC (other than certain repurchases of employee shares pursuant to compensation arrangements), or any payment of any fee to KKR or Silver Lake or its related management company (other than pursuant to the Transaction and Monitoring Fee Agreement (as defined below) as in effect on the date of our IPO), other than transactions effected on a pro rata basis in respect of all the shares held by KKR and its affiliates, SLP and its affiliates, TCV and its affiliates, Mr. Parsons and his affiliates and Desert Newco Managers, LLC.

Transfer Restrictions
Under the Stockholder Agreement, each of KKR, Silver Lake, TCV and Mr. Parsons agreed, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following our IPO without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our Board. An aggregate of 2,500,000 shares of our Class A common stock purchased by certain entities affiliated with KKR, Silver Lake, TCV and Mr. Parsons during our IPO are not subject to the foregoing restrictions under the Stockholder Agreement. See "Participation in our Initial Public Offering."
Other Provisions
Under the Stockholder Agreement, we agreed, subject to certain exceptions, to indemnify KKR, Silver Lake, TCV and Mr. Parsons and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, us.
Registration Rights Agreement
We are a party to an amended and restated registration rights agreement with certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock).
Under this agreement, certain holders have the right to demand that we register Class A common stock to be sold by them. Such registration demand must be expected to result in aggregate net cash proceeds to the participating registration rights holders in excess of $50 million. In certain circumstances, we may postpone the filing of a registration statement for up to 90 days once in any 12 month period.
In addition, certain holders have the right to request that we register the sale of shares of Class A common stock to be sold by them on Form S-3 and, no more than twice during any 12 month period, each such holder may demand that we make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. Subject to certain limitations, at any time when we have an effective shelf registration statement, certain holders each shall have the right to make no more than two takedown demands during any 12 month period.

In addition, certain holders have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock to be sold by them in connection with registered offerings requested by certain other holders or initiated by us.
Credit Agreement
In December 2011, Desert Newco, as guarantor, and Go Daddy Operating Company, LLC, as borrower, entered into a credit agreement with certain entities, including affiliates of KKR and Silver Lake. The credit agreement provided $825.0 million of financing, including a $750.0 million term loan maturing on December 16, 2018 and an available $75.0 million revolver maturing on December 16, 2016. The term loan was issued at a 5.0% discount on the face of the note at the time of original issuance for net proceeds totaling $712.5 million. The term loan was refinanced on multiple occasions at lower interest rates. Additionally, on October 1, 2013, Desert Newco increased the size of the term loan by $100.0 million with no change to the applicable interest rates.
In May 2014, Desert Newco amended and restated the secured credit agreement to increase the term loan to $1.1 billion and the available capacity on the revolver to $150.0 million. The maturity dates of the term loan and revolver were extended to May 13, 2021 and May 13, 2019, respectively. Borrowings under the refinanced credit facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the term loan only) plus 3.25% per annum or (b) 2.25% per annum plus the highest of (i) the federal funds rate plus 0.5%, (ii) the prime rate, or (iii) one-month LIBOR plus 1.0%. The interest rate margins above reflect reductions of 0.25% following our IPO and an additional 0.25% due to our achievement of certain leverage criteria.
The credit agreement contains certain covenants limiting, among other things, Desert Newco’s ability to incur additional indebtedness, incur additional liens, make certain fundamental changes, sell assets, pay dividends or distributions and make certain investments. Debt under the credit agreement is guaranteed by all of Desert Newco’s material domestic subsidiaries and is secured by substantially all of Desert Newco’s and its subsidiaries’ assets. The credit agreement also requires Desert Newco to maintain certain financial ratios with respect to the revolver.
As of December 31, 2015, investment funds or accounts advised by KKR Credit Advisors (US) LLC held $28.8 million of the outstanding principal balance of the term loan. During the fiscal year ended December 31, 2015, we made principal payments of $5.3 million and interest and administrative fee payments of $1.4 million to such funds.
Senior Note Payable to YAM Special Holdings, Inc.
In December 2011, Go Daddy Operating Company, LLC issued a $300.0 million senior note to YAM in connection with the Merger. In April 2015 in connection with the completion of our IPO, we made a payment totaling $316.0 million to YAM to repay the senior note, including prepayment premium of $13.5 million and accrued interest of $2.5 million. Following this payment, the senior note was canceled.
During the fiscal year ended December 31, 2015, we also made interest payments of $9.2 million to YAM under the senior note.
Exchange Agreement
In connection with the consummation of our IPO, we and the Continuing LLC Owners entered into the Exchange Agreement under which they (or certain permitted transferees thereof) were granted the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 LLC Units or all of the vested LLC Units held by such owner.
The LLC Agreement provides that as a general matter a Continuing LLC Owner does not have the right to exchange LLC Units if we determine such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all of its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs.
We may impose additional restrictions on exchanges that we determine to be necessary or advisable so that Desert Newco is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by us is correspondingly increased as we acquire the exchanged LLC Units, and a corresponding number of shares of Class B common stock are canceled.
Tax Receivable Agreements
Pursuant to the Exchange Agreement described above, from time to time we may be required to acquire LLC Units of Desert Newco from their holders upon exchange of shares of our Class A common stock. Desert Newco intends to have an election under Code Section 754 in effect for taxable years in which transfers or exchanges of LLC Units occur. Pursuant to the Code Section 754 election, transfers and exchanges of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Desert Newco. When we acquire LLC Units from existing owners, we expect both the existing basis, and the anticipated basis adjustments under Code Section 754, will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, certain acquired net operating losses and other tax attributes are available to us as a result of the acquisition, by merger, of four members of Desert Newco, or the Reorganization Parties, for which we issued 38,825,912 shares of Class A common stock as consideration, or the Investor Corp Mergers.
We are a party to five TRAs. Under the first of those agreements, we generally will be required to pay to Desert Newco’s pre-IPO owners approximately 85% of the applicable savings, if any, in income tax we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) certain tax attributes created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units, the benefit of which is allocable to us as a result of the exchanges of their LLC Units for shares of our Class A common stock (including the portion of Desert Newco’s existing tax basis in its assets allocable to the exchanged LLC Units), (3) tax benefits related to imputed interest and (4) payments under such TRA.
Under the other four TRAs, we generally will be required to pay to each Reorganization Party approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes of LLC Units acquired in the applicable Investor Corp Merger, the benefit of which is allocable to us as a result of such Investor Corp Merger (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) NOLs available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.
As of December 31, 2015, we have recorded a liability of $151.6 million payable to the Reorganization Parties under the TRAs. This is the amount of liability we currently deem probable and estimable, which takes into account limitations on the use of the favorable tax attributes due to limitations of taxable income. We have determined we will be unable to utilize all of our deferred tax assets; therefore, we have not recorded a liability under the TRAs related to the tax savings we may realize from the utilization of NOL carryforwards. At the time utilization of these NOL carryforwards becomes more-likely-than-not, we will record a liability payable to the Reorganization Parties under the TRAs of up to an additional $112.4 million.
The payment obligations under the TRAs are obligations of GoDaddy Inc., not Desert Newco, and we expect the payments we are required to make under the TRAs will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits subject to the TRAs, we expect the tax savings associated with (1) the Investor Corp Mergers and (2) future exchanges of LLC Units (together with the corresponding shares of Class B common stock) as described above would aggregate to approximately $2.2 billion over 15 years from December 31, 2015, based on the December 31, 2015 closing price of $32.06 per share of our Class A common stock and assuming all exchanges occurred on December 31, 2015. Under such scenario, we would be required to pay the other parties to the TRAs approximately 85% of such amount, or approximately $1.9 billion, over such 15-year period. The actual amounts may materially differ from these hypothetical amounts, as the potential future tax savings we will be deemed to realize, and TRA payments to be made by us, will be calculated based in part on the market value of our Class A common stock at the time of exchange and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the TRAs and will be dependent on our generating sufficient future taxable income to realize the benefit. Payments under the TRAs are not conditioned on Desert Newco’s pre-IPO owners’ continued ownership of LLC Units.
The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under the TRAs, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the TRAs constituting imputed interest. Payments under the TRAs are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the TRA and the circumstances. Any such benefits are covered by the TRAs and will increase the amounts due thereunder. In addition, the TRAs will provide for interest, at a rate equal to one year LIBOR plus 100 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRAs. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due.
Payments under the TRAs will be based on the tax reporting positions we determine. Although we are not aware of any issue that would cause the IRS to challenge existing tax basis, a tax basis increase or other tax attributes subject to the TRAs, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the applicable TRAs (although we would reduce future amounts otherwise payable under such TRAs). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the TRAs, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRAs. As a result, payments could be made under the TRAs in excess of the tax savings we realize in respect of the attributes to which the TRAs relate.
The TRAs provide (1) in the event we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise or (2) if, at any time, we elect an early termination of the agreements, our (or our successor’s) obligations under the applicable agreements (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of (i) each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (together with the corresponding shares of Class B common stock) for shares of Class A common stock and (ii) a majority of our directors, other than directors designated or nominated by stockholders affiliated with KKR, Silver Lake, TCV and Mr. Parsons.
Additionally, the TRAs provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) tax savings under the applicable agreements for each taxable year after any such event would be based on certain assumptions, including that we will have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the applicable TRAs. Furthermore, the TRAs will determine the tax savings by excluding certain future tax attributes we obtain the use of as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements we enter into in connection with such acquisitions.
As a result of the foregoing, (1) we could be required to make payments under the TRAs that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (2) if we materially breach a material obligation under the agreements or if we elect to terminate the agreements early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the TRAs could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance we will be able to fund or finance our obligations under the TRAs.
If the IRS challenges the tax basis or NOLs giving rise to payments under the TRAs, and the tax basis or NOLs are subsequently disallowed, the recipients of payments under those agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRAs and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis or NOLs are disallowed, our payments under the TRAs could exceed our actual tax savings, and we may not be able to recoup payments under the TRAs that were calculated on the assumption that the disallowed tax savings were available.
In addition, under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock. Accordingly, we may be prevented from terminating the TRAs in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions.
Because we are a holding company with no operations, we rely on Desert Newco to provide us with funds necessary to meet any financial obligations. The ability of Desert Newco to make such distributions will be subject to, among other things, restrictions in its debt agreements and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. If we do not have sufficient funds to pay TRA, tax or other liabilities or to fund our operations (as a result of Desert Newco’s inability to make distributions to us due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRAs), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect at the date of our IPO).
Transaction and Monitoring Fee Agreement
Go Daddy Operating Company, LLC, a wholly owned subsidiary of Desert Newco, was a party to a transaction and monitoring fee agreement with KKR, Silver Lake and TCV, or the Transaction and Monitoring Fee Agreement, pursuant to which they agreed to provide certain management and advisory services. In consideration for such services, Go Daddy Operating Company, LLC agreed to pay them an annual aggregate management fee of $2.0 million, payable quarterly in arrears and increasing at a rate of 5% annually, plus reasonable out-of-pocket expenses incurred in connection with the services. The Transaction and Monitoring Fee Agreement was terminated upon completion of our IPO, and in accordance with its terms, we made a final aggregate payment of $26.7 million to KKR, Silver Lake and TCV in April 2015. Prior to its termination, we also paid an aggregate of $0.6 million to KKR, Silver Lake and TCV under this agreement during the fiscal year ended December 31, 2015.
Executive Chairman Services Agreement
Desert Newco entered into an executive chairman services agreement with our founder, Bob Parsons, pursuant to which Mr. Parsons served as the chairman of Desert Newco. In consideration for such services, we agreed to pay Mr. Parsons an annual fee of $1.00, plus reimbursement of all business expenses incurred by Mr. Parsons in an amount not to exceed $0.5 million annually. The executive chairman services agreement was terminated upon completion of our IPO, and in accordance with its terms, we made a termination payment of $3.0 million to Mr. Parsons in April 2015. During the fiscal year ended December 31, 2015, we also paid $0.1 million of expenses on behalf of Mr. Parsons under this agreement.
Management Investments
The following table sets forth the number of, and the purchase price paid for, shares of our Class A common stock purchased by our executive officers and directors during the fiscal year ended December 31, 2015.

Name	Date Acquired	Number of Class A Shares	Aggregate Purchase Price
Matthew B. Kelpy	August 11, 2015	4,000	$104,197
Participation in our Initial Public Offering
Certain entities affiliated with KKR, Silver Lake, TCV and Mr. Parsons, each a beneficial owner of more than 5% of our capital stock and an affiliate of a member of our Board, purchased an aggregate of 2,500,000 shares of our Class A common stock on a pro rata basis based on their existing ownership (724,665, 724,665, 325,000 and 725,670 shares of our Class A common stock, respectively) directly from us at the IPO price of $20.00 per share.
Other Transactions
We have granted stock options to our executive officers and certain of our directors. In connection with our IPO, we entered into revised severance agreements and confirmatory employment letters with each of our executive officers, including our NEOs, as well as revised change in control agreements with our NEOs, to clarify the terms of their employment. See "Non-Employee Director Compensation" and "Executive Compensation."
In September 2012, we entered into a partner agreement with First Data Merchant Services Corporation, or First Data, a subsidiary of First Data Corporation, pursuant to which we sell First Data’s electronic commerce and payment solutions to our customers and receive a portion of all fees received by First Data from such customers. KKR and its affiliates have a significant ownership interest in First Data Corporation. During the fiscal year ended December 31, 2015, we received $0.8 million under this agreement.

In the ordinary course of business, we purchase and lease computer equipment, technology licensing, software maintenance and support and other products and services from various entities with whom affiliates of KKR, Silver Lake and TCV have significant ownership interests. Amounts paid to such entities during the fiscal year ended December 31, 2015 were as follows ($ in millions):

Dell, Inc.	$17.5
Sitecore USA, Inc.	0.4
Jive Software, Inc.	0.2
ClickTale	0.2
Blackline Systems, Inc.	0.1
Sunguard Availability Services	0.1
Limitation of Liability and Indemnification of Executive Officers and Directors
Our Certificate contains provisions limiting the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors are further limited to the greatest extent permitted by the DGCL.
In addition, our Bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

OTHER MATTERS
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.
SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons stating they were not required to file these forms, we believe that during our fiscal year ended December 31, 2015, all Section 16(a) filing requirements were satisfied on a timely basis, except for Mr. Robel’s Form 4 filed on April 29, 2015.
Fiscal Year 2015 Annual Report and SEC Filings
Our financial statements for our fiscal year ended December 31, 2015 are included in our 2015 Form 10-K. This proxy statement and our 2015 annual report are posted on our website at https://aboutus.godaddy.net/investor-relations/financials and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our 2015 annual report without charge by sending a written request to GoDaddy Inc., Attention: Investor Relations, 14455 N. Hayden Road, Scottsdale, Arizona 85260.
* * *
The Board does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.
It is important for your shares of our common stock to be represented at the Annual Meeting, regardless of the number of shares you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

Scottsdale, Arizona
April 28, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number: 001-36904

GoDaddy Inc.
(Exact name of registrant as specified in its charter)

Delaware		46-5769934
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

14455 N. Hayden Road
Scottsdale, Arizona 85260
(Address of principal executive offices, including zip code)

(480) 505-8800
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒    No    ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes    ☒    No    ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes    ☐    No    ☒
As of April 29, 2016, there were 81,236,615 shares of GoDaddy Inc.'s Class A common stock, $0.001 par value per share, outstanding and 79,331,269 shares of GoDaddy Inc.'s Class B common stock, $0.001 par value per share, outstanding.

GoDaddy Inc.
Quarterly Report on Form 10-Q
For the Quarterly Period Ended March 31, 2016

2

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, involving substantial risks and uncertainties. The words "believe," "may," "will," "potentially," "plan," "estimate," "continue," "anticipate," "intend," "project," "expect" and similar expressions conveying uncertainty of future events or outcomes are intended to identify forward-looking statements. These statements include, among other things, those regarding:

•	our ability to continue to add new customers and increase sales to our existing customers;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our dependence on establishing and maintaining a strong brand;

•	the occurrence of service interruptions and security or privacy breaches;

•	system failures or capacity constraints;

•	the rate of growth of, and anticipated trends and challenges in, our business and in the market for our products;

•
our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in technology and development, marketing and advertising, general and administrative and Customer Care expenses, and our ability to achieve and maintain, future profitability;

•	our ability to continue efficiently acquiring customers, maintaining our high customer retention rates and maintaining the level of our customers’ lifetime spend;

•	our ability to provide high quality Customer Care;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to expand internationally;

•	the impact of fluctuations in foreign currency exchange rates on our business and our ability to effectively manage the exposure to such fluctuations;

•	our ability to effectively manage our growth and associated investments;

•	our ability to integrate recent or potential future acquisitions;

•	our ability to maintain our relationships with our partners;

•	adverse consequences of our substantial level of indebtedness;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to maintain or improve our market share;

•	sufficiency of cash and cash equivalents to meet our needs for at least the next 12 months;

•	beliefs and objectives for future operations;

•	our ability to stay in compliance with laws and regulations currently applicable to, or which may become applicable to, our business both in the United States and internationally;

•	economic and industry trends or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the amount and timing of any payments we make under tax receivable agreements (TRAs) or for tax distributions;

•	the future trading prices of our Class A common stock;
as well as other statements regarding our future operations, financial condition and prospects and business strategies.
We operate in very competitive and rapidly-changing environments, and new risks emerge from time-to-time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we

3

NOTE ABOUT FORWARD-LOOKING STATEMENTS (continued)

may make. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report may not occur, and actual results could differ materially and adversely from those implied in our forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this report to conform such statements to actual results or to changes in our expectations, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.
Unless expressly indicated or the context suggests otherwise, references to GoDaddy, we, us and our refer to GoDaddy Inc. and its consolidated subsidiaries, including Desert Newco, LLC (Desert Newco). We refer to Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, KKR), Silver Lake Partners (together with its affiliates, Silver Lake) and Technology Crossover Ventures (together with its affiliates, TCV) collectively as the Sponsors. We refer to YAM Special Holdings, Inc. (formerly The Go Daddy Group, Inc.) as YAM. We refer to Robert R. Parsons, the sole beneficial owner of YAM, our founder and a member of our board of directors, as Bob Parsons.

4

Part I - FINANCIAL INFORMATION
Item 1. Financial Statements
GoDaddy Inc.
Condensed Consolidated Balance Sheets (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

	March 31,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$431.7	$348.0
Short-term investments	8.4	4.5
Accounts and other receivables	6.1	4.8
Registry deposits	25.4	18.7
Prepaid domain name registry fees	306.2	292.6
Prepaid expenses and other current assets	34.0	25.3
Total current assets	811.8	693.9
Property and equipment, net	223.8	225.0
Prepaid domain name registry fees, net of current portion	169.7	163.7
Goodwill	1,663.4	1,663.4
Intangible assets, net	711.4	735.3
Other assets	10.5	12.1
Deferred tax assets	6.2	5.4
Total assets	$3,596.8	$3,498.8
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$60.9	$39.4
Accrued expenses and other current liabilities	126.1	127.0
Payable to related parties for tax distributions	5.8	5.3
Payable to related parties pursuant to tax receivable agreements	3.6	—
Deferred revenue	994.2	937.7
Long-term debt	4.2	4.2
Total current liabilities	1,194.8	1,113.6
Deferred revenue, net of current portion	504.3	478.5
Long-term debt, net of current portion	1,038.7	1,039.8
Payable to related parties pursuant to tax receivable agreements, net of current portion	152.6	151.6
Other long-term liabilities	32.1	34.3
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.001 par value - 50,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.001 par value - 1,000,000 shares authorized; 68,363 and 67,083 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	0.1	0.1
Class B common stock, $0.001 par value - 500,000 shares authorized; 89,807 and 90,398 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	0.1	0.1
Additional paid-in capital	477.9	454.6
Accumulated deficit	(42.7)	(32.2)
Accumulated other comprehensive income	1.4	3.2
Total stockholders' equity attributable to GoDaddy Inc.	436.8	425.8
Non-controlling interests	237.5	255.2
Total stockholders' equity	674.3	681.0
Total liabilities and stockholders' equity	$3,596.8	$3,498.8

See accompanying notes to condensed consolidated financial statements.

5

GoDaddy Inc.
Condensed Consolidated Statements of Operations (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

	Three Months Ended March 31,
	2016	2015
Revenue:
Domains	$218.9	$199.2
Hosting and presence	160.4	140.2
Business applications	54.4	36.9
Total revenue	433.7	376.3
Costs and operating expenses(1):
Cost of revenue (excluding depreciation and amortization)	154.4	137.2
Technology and development	71.7	66.9
Marketing and advertising	57.5	50.7
Customer care	61.7	56.7
General and administrative	48.2	47.9
Depreciation and amortization	38.9	37.4
Total costs and operating expenses	432.4	396.8
Operating income (loss)	1.3	(20.5)
Interest expense	(14.3)	(23.5)
Tax receivable agreements liability adjustment	(4.6)	—
Other income (expense), net	0.7	0.2
Loss before income taxes	(16.9)	(43.8)
(Provision) benefit for income taxes	(1.4)	0.4
Net loss	(18.3)	(43.4)
Less: net loss attributable to non-controlling interests	(7.8)	—
Net loss attributable to GoDaddy Inc.	$(10.5)	$(43.4)
Net loss per share of Class A common stock—basic and diluted(2)	$(0.15)	$(0.34)
Weighted-average shares of Class A common stock outstanding—basic and diluted(2)	67,834	38,826
___________________________ (1) Costs and operating expenses include equity-based compensation expense as follows:
Technology and development	$5.5	$3.8
Marketing and advertising	1.9	1.3
Customer care	0.8	0.3
General and administrative	3.8	3.3

(2) Amounts for periods prior to our initial public offering (IPO) have been retrospectively adjusted to give effect to the organizational transactions completed prior to our IPO. The prior period amounts do not consider the 26,000 shares of Class A common stock sold in our IPO. See Note 9.
See accompanying notes to condensed consolidated financial statements.

6

GoDaddy Inc.
Condensed Consolidated Statement of Stockholders' Equity (unaudited)
(In millions, except share amounts which are reflected in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest
	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2015	67,083	$0.1	90,398	$0.1	$454.6	$(32.2)	$3.2	$255.2	$681.0
Net loss	—	—	—	—	—	(10.5)	—	(7.8)	(18.3)
Equity-based compensation expense	—	—	—	—	12.0	—	—	—	12.0
Stock option and warrant exercises and other	689	—	—	—	9.5	—	—	(3.1)	6.4
Effect of exchanges of LLC Units	591	—	(591)	—	1.8	—	—	(1.8)	—
Distributions to holders of LLC Units	—	—	—	—	—	—	—	(5.0)	(5.0)
Unrealized loss on foreign currency hedging derivatives	—	—	—	—	—	—	(1.8)	—	(1.8)
Balance at March 31, 2016	68,363	$0.1	89,807	$0.1	$477.9	$(42.7)	$1.4	$237.5	$674.3

See accompanying notes to condensed consolidated financial statements.

7

GoDaddy Inc.
Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)

	Three Months Ended March 31,
	2016	2015
Operating activities
Net loss	$(18.3)	$(43.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	38.9	37.4
Equity-based compensation	12.0	8.7
Other	4.4	2.3
Changes in operating assets and liabilities, net of amounts acquired:
Registry deposits	(6.7)	(0.9)
Prepaid domain name registry fees	(19.6)	(22.0)
Deferred revenue	82.3	87.0
Other operating assets and liabilities	12.3	3.0
Net cash provided by operating activities	105.3	72.1
Investing activities
Purchases of short-term investments	(3.9)	(1.1)
Maturities of short-term investments	—	3.0
Business acquisitions, net of cash acquired	—	(1.1)
Purchases of property and equipment, excluding improvements	(11.9)	(7.6)
Purchases of leasehold and building improvements	(0.1)	(0.6)
Net cash used in investing activities	(15.9)	(7.4)
Financing activities
Proceeds received from:
Stock option and warrant exercises and other	6.4	0.4
Payments made for:
IPO costs	—	(2.9)
Distributions to holders of LLC Units	(5.1)	—
Repayment of term loan	(2.8)	(2.8)
Contingent consideration for business acquisitions	(1.5)	—
Other financing obligations	(2.7)	(1.6)
Net cash used in financing activities	(5.7)	(6.9)
Net increase in cash and cash equivalents	83.7	57.8
Cash and cash equivalents, beginning of period	348.0	139.0
Cash and cash equivalents, end of period	$431.7	$196.8
Supplemental cash flow information:
Cash paid during the period for:
Interest on long-term debt	$11.6	$20.6
Income taxes, net of refunds received	$1.1	$0.6
Supplemental information for non-cash investing and financing activities:
Accrued capital expenditures, excluding improvements, at period end	$7.9	$10.4
Accrued capital expenditures, leasehold and building improvements, at period end	$0.7	$0.5
Property and equipment acquired under capital leases	$—	$2.1

See accompanying notes to condensed consolidated financial statements.

8

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

1.    Organization and Background
Description of Business
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy-to-use cloud-based products and outcome-driven, personalized customer care. We operate the world’s largest domain marketplace and provide website building, hosting and security tools to help customers easily construct and protect their online presence and tackle the rapidly-changing technology landscape. As our customers grow, we provide applications helping them connect to their customers, manage and grow their businesses and get found online.
Organization
We were incorporated on May 28, 2014 for the purpose of facilitating an IPO and other related organizational transactions in order to operate the business of Desert Newco and its subsidiaries. Our IPO was completed on April 7, 2015.
We are the sole managing member of Desert Newco. Although we have a minority economic interest, we have sole voting power in, and control the management of, Desert Newco. As a result, we consolidate Desert Newco's financial results and report a non-controlling interest related to the portion of Desert Newco not owned by us. As of March 31, 2016, we owned approximately 43% of Desert Newco.
Basis of Presentation
Our condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP), and include our accounts and the accounts of our subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.
We had no material components of other comprehensive income during any of the periods presented. As such, a consolidated statement of comprehensive income (loss) is not presented.
Our interim condensed consolidated financial statements are unaudited. These financial statements have been prepared in accordance with GAAP, and in our opinion, include all adjustments of a normal recurring nature necessary for the fair presentation of the interim periods presented. The results for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for any subsequent quarter or for the year ending December 31, 2016.
The accompanying financial statements should be read in conjunction with our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2015, as amended (2015 Form 10-K).
Prior Period Reclassifications
Reclassifications of certain immaterial prior period amounts have been made to conform to the current period presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions affecting amounts reported in our financial statements. Our more significant estimates include:

•	the determination of the best estimate of selling price of the deliverables included in multiple-deliverable revenue arrangements;
•the fair value of assets acquired and liabilities assumed in business combinations;

•	the assessment of recoverability of long-lived assets, including property and equipment, goodwill and intangible assets;

9

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

•the estimated reserve for refunds;
•the estimated useful lives of intangible and depreciable assets;
•the grant date fair value of equity-based awards;
•the recognition, measurement and valuation of current and deferred income taxes;
•the recognition and measurement of amounts payable under tax receivable agreements;
•the recognition and measurement of amounts payable as tax distributions to Desert Newco's owners; and
•the recognition and measurement of loss contingencies, indirect tax liabilities and certain accrued liabilities.
We periodically evaluate these estimates and adjust prospectively, if necessary. We believe our estimates and assumptions are reasonable; however, actual results may differ from our estimates.
Segments and Reporting Units
Our chief operating decision maker function is comprised of our Chief Executive Officer and Chief Operating Officer who collectively review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance for the entire company. Accordingly, we have a single operating segment and reporting unit structure.
2.    Summary of Significant Accounting Policies
Derivative Financial Instruments
We enter into foreign exchange forward contracts with financial institutions to hedge certain forecasted sales transactions denominated in currencies other than the United States (U.S.) dollar. We designate these forward contracts as cash flow hedges, which are recognized as either assets or liabilities at fair value. We do not hold or issue derivative instruments for speculative or trading purposes. At March 31, 2016, the total notional amount of outstanding contracts was $74.9 million, all having maturities of 12 months or less.
We reflect unrealized gains or losses on the effective portion of a cash flow hedge as a component of accumulated other comprehensive income. Gains and losses, once realized, are recorded as a component of accumulated other comprehensive income and are amortized to revenue over the same period in which the underlying hedged amounts are recognized. Any ineffective portion of gains or losses are recorded as other income (expense), net. Such gains or losses were immaterial during all periods presented. Each period, we evaluate the effectiveness of each of our hedges. As of March 31, 2016, all hedges were considered effective.
Fair Value Measurements
Fair value is defined as an exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The framework for measuring fair value provides a three-tier hierarchy prioritizing inputs to valuation techniques used in measuring fair value as follows:
Level 1—Observable inputs such as quoted prices for identical assets or liabilities in active markets;
Level 2—Inputs, other than quoted prices for identical assets or liabilities in active markets, which are observable either directly or indirectly; and
Level 3—Unobservable inputs in which there is little or no market data requiring the reporting entity to develop its own assumptions.

10

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

We hold certain assets required to be measured at fair value on a recurring basis. These include reverse repurchase agreements, bank time deposits and certificates of deposit, which are classified as either cash and cash equivalents or short-term investments. We classify these assets within Level 1 or Level 2 because we use either quoted market prices or alternative pricing sources utilizing market observable inputs to determine their fair value, as follows:

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Reverse repurchase agreements(1)	$—	$130.0	$—	$130.0
Short-term investments:
Certificates of deposit and time deposits	8.4	—	—	8.4
Total assets measured and recorded at fair value	$8.4	$130.0	$—	$138.4

(1)
Reverse repurchase agreements include an $80.0 million repurchase agreement with Morgan Stanley, callable with 31 days notice, and a $50.0 million repurchase agreement with Wells Fargo in overnight sweeps.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Reverse repurchase agreements(1)	$—	$40.0	$—	$40.0
Short-term investments:
Certificates of deposit	4.5	—	—	4.5
Total assets measured and recorded at fair value	$4.5	$40.0	$—	$44.5

(1)	Reverse repurchase agreements include a $40.0 million repurchase agreement with Wells Fargo in overnight sweeps.
We have no other material assets or liabilities measured at fair value on a recurring basis.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard on revenue recognition from contracts with customers. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled to in exchange for those goods or services. In July 2015, the FASB approved a one year deferral of the effective date making the new standard effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted as of the original effective date. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. In March 2016, the FASB amended the principal-versus-agent implementation guidance set forth in the new standard. Among other things, this amendment clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. In April 2016, the FASB amended certain aspects of the new standard related to identifying performance obligations and licensing implementation. We are currently evaluating the timing of our adoption and the impact of this new standard on our consolidated financial statements.
In April 2015, the FASB issued new guidance related to accounting for fees paid in a cloud computing arrangement. The new standard provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The adoption of this guidance on January 1, 2016 did not have a material impact on our consolidated financial statements.
In February 2016, the FASB issued new guidance related to accounting for leases. The new standard requires the recognition of assets and liabilities arising from lease transactions on the balance sheet and the disclosure of key information

11

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

about leasing arrangements. Accordingly, a lessee will recognize a lease asset for its right to use the underlying asset and a lease liability for the corresponding lease obligation. Both the asset and liability will initially be measured at the present value of the future minimum lease payments over the lease term. Subsequent measurement, including the presentation of expenses and cash flows, will depend on the classification of the lease as either a finance or an operating lease. Initial costs directly attributable to negotiating and arranging the lease will be included in the asset. For leases with a term of 12 months or less, a lessee can make an accounting policy election by class of underlying asset to not recognize an asset and corresponding liability. Lessees will also be required to provide additional qualitative and quantitative disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. These disclosures are intended to supplement the amounts recorded in the financial statements and provide additional information about the nature of an organization’s leasing activities. The new standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The transition guidance also provides specific guidance for sale and leaseback transactions, build-to-suit leases and amounts previously recognized in accordance with the business combinations guidance for leases. We are currently evaluating the timing of our adoption and the impact of this new standard on our consolidated financial statements.
In March 2016, the FASB issued new guidance changing the accounting for certain aspects of share-based payments to employees. The guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis and allows for an employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the guidance requires recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid-in capital pools. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. We are currently evaluating the timing of our adoption and the impact of this new guidance on our consolidated financial statements.
In March 2016, the FASB issued new guidance clarifying that a change in the counterparty to a derivative instrument designated as a hedging instrument does not, in and of itself, require de-designation of the hedging relationship provided all other hedge accounting criteria continue to be met. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. The adoption of this guidance in the first quarter of 2016 did not have a material impact on our consolidated financial statements.
3.    Intangible Assets
Intangible assets, net are summarized as follows:

	March 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Domains Sold	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	n/a	$445.0
Domain portfolio	61.2	n/a	$(5.7)	55.5
Finite-lived intangible assets:
Customer-related	361.2	$(208.0)	n/a	153.2
Developed technology	210.1	(157.9)	n/a	52.2
Trade names	11.2	(5.9)	n/a	5.3
Other	1.1	(0.9)	n/a	0.2
	$1,089.8	$(372.7)	$(5.7)	$711.4

12

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Domains Sold	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	n/a	$445.0
Domain portfolio	61.2	n/a	(3.7)	57.5
Finite-lived intangible assets:
Customer-related	361.2	$(196.8)	n/a	164.4
Developed technology	210.1	(148.0)	n/a	62.1
Trade names	11.2	(5.2)	n/a	6.0
Other	1.1	(0.8)	n/a	0.3
	$1,089.8	$(350.8)	$(3.7)	$735.3
Customer-related intangible assets, developed technology, trade names and other intangible assets have weighted-average useful lives from the date of purchase of 99 months, 64 months, 58 months and 36 months, respectively. Amortization expense was $21.9 million and $24.1 million for the three months ended March 31, 2016 and 2015, respectively. The weighted-average remaining amortization period for amortizable intangible assets was 45 months as of March 31, 2016.
Based on the balance of finite-lived intangible assets at March 31, 2016, expected future amortization expense is as follows:

Year Ending December 31:
2016 (remainder of)	$67.2
2017	52.8
2018	44.6
2019	25.9
2020	20.4
Thereafter	—
$210.9
4.    Equity-Based Compensation Plans
On March 31, 2015, we adopted the 2015 Equity Incentive Plan (the 2015 Plan) and reserved a total of 10,285 shares of Class A common stock for issuance pursuant to the 2015 Plan. The shares reserved for issuance under the 2015 Plan also include up to 28,133 shares rolled over from the Desert Newco, LLC 2011 Unit Incentive Plan (the 2011 Unit Incentive Plan) and from certain other option plans assumed in connection with acquisitions. On January 1, 2016, in accordance with the automatic increase provisions of the 2015 Plan, an additional 6,299 shares were reserved for issuance pursuant to the 2015 Plan. As of March 31, 2016, 13,290 shares were available for issuance as future awards under the 2015 Plan.
On March 31, 2015, we adopted the 2015 Employee Stock Purchase Plan (the ESPP) and reserved a total of 2,000 shares of Class A common stock for issuance pursuant to the ESPP. On January 1, 2016, in accordance with the automatic increase provisions of the ESPP, an additional 1,000 shares were reserved for issuance pursuant to the ESPP. As of March 31, 2016, 2,325 shares were available for issuance as future awards under the ESPP.
We grant options at exercise prices equal to the fair market value of our Class A common stock on the grant date. We grant both options and restricted stock units (RSUs) vesting solely upon the continued employment of the recipient as well as awards vesting upon the achievement of annual or cumulative financial-based targets coinciding with our fiscal year. We recognize the grant date fair value of equity-based awards as compensation expense over the required service period of each award, taking into account the probability of our achievement of associated performance targets.

13

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

The following table summarizes our option activity for the three months ended March 31, 2016:

	Number of Shares of Class A Common Stock (#)	Weighted- Average Grant- Date Fair Value ($)	Weighted- Average Exercise Price ($)
Outstanding at December 31, 2015	27,419		10.25
Granted	1,266	11.68	29.96
Exercised	(663)		10.43
Forfeited	(261)		18.24
Outstanding at March 31, 2016	27,761		11.07
Vested at March 31, 2016	15,858		6.95
The following table summarizes our RSU activity for the three months ended March 31, 2016:

	Number of Shares of Class A Common Stock (#)	Weighted- Average Grant- Date Fair Value ($)
Outstanding at December 31, 2015	93
Granted	1,600	29.74
Vested	(26)
Forfeited	(13)
Outstanding at March 31, 2016	1,654
At March 31, 2016, total unrecognized compensation expense related to non-vested stock options and RSUs was $53.8 million and $33.5 million, respectively, with an expected remaining weighted-average recognition period of 2.4 years and 3.5 years, respectively. We currently believe the performance targets related to the vesting of performance awards will be achieved. If such targets are not achieved, or are subsequently determined to not be probable of being achieved, we will not recognize any compensation expense relating to performance awards, and will reverse any previously recognized expense.
The fair value of each ESPP share is estimated on the first day of each offering period using the Black-Scholes option pricing model, and is recognized as compensation expense on a straight-line basis over the term of each six-month offering period. As of March 31, 2016, $8.8 million has been withheld on behalf of employees for future purchases under the ESPP, which is included in accrued expenses and other current liabilities. At March 31, 2016, total unrecognized compensation expense related to ESPP shares was $0.7 million, which will be recognized during the second quarter of 2016.

14

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

5.    Deferred Revenue
Deferred revenue consists of the following:

	March 31, 2016	December 31, 2015
Current:
Domains	$522.3	$497.2
Hosting and presence	350.4	330.8
Business applications	121.5	109.7
	$994.2	$937.7
Noncurrent:
Domains	$301.9	$288.5
Hosting and presence	157.4	149.7
Business applications	45.0	40.3
	$504.3	$478.5
6.    Long-Term Debt
Long-term debt consists of the following:

	March 31, 2016	December 31, 2015
Term Loan due May 13, 2021 (effective interest rate of 4.9% at March 31, 2016 and 5.1% at December 31, 2015)	$1,080.7	$1,083.5
Revolving Credit Loan due May 13, 2019	—	—
Total	1,080.7	1,083.5
Less unamortized original issue discounts on long-term debt(1)	(35.2)	(36.8)
Less unamortized debt issuance costs(1)	(2.6)	(2.7)
Less current portion of long-term debt	(4.2)	(4.2)
	$1,038.7	$1,039.8

(1)	Original issue discounts and debt issuance costs are amortized to interest expense over the life of the related debt instruments using the effective interest method.
Term Loan and Revolving Credit Loan
Our amended and restated secured credit agreement (the Credit Facility) consists of a $1,100.0 million original balance term loan maturing on May 13, 2021 (the Term Loan) and an available $150.0 million revolving credit loan maturing on May 13, 2019 (the Revolving Credit Loan). Borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.25% per annum or (b) 2.25% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate or (iii) one-month LIBOR plus 1.0%.
At March 31, 2016, we had $150.0 million available for borrowing under the Revolving Credit Loan and were not in violation of any covenants of the Credit Facility.
The estimated fair value of the Term Loan was $1,080.0 million at March 31, 2016 based on observable market prices for this loan, which is traded in a less active market and is therefore classified as a Level 2 fair value measurement.

15

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

Future Debt Maturities
Aggregate principal payments, exclusive of any unamortized original issue discounts and debt issuance costs, due on long-term debt as of March 31, 2016 are as follows:

Year Ending December 31:
2016 (remainder of)	$8.2
2017	11.0
2018	11.0
2019	11.0
2020	11.0
Thereafter	1,028.5
$1,080.7
7.    Commitments and Contingencies
Litigation
From time-to-time, we are a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. While the results of such normal course claims and legal proceedings cannot be predicted with certainty, management does not believe, based on current knowledge and the likely timing of resolution of various matters, any additional reasonably possible potential losses above the amount accrued for such matters would be material to our consolidated financial statements. Regardless of the outcome, legal proceedings may have an adverse effect on us because of defense costs, diversion of management resources and other factors.
Indemnifications
In the normal course of business, we have made indemnities under which we may be required to make payments in relation to certain transactions. These include indemnities to our directors and officers to the maximum extent permitted under applicable state laws and indemnifications related to certain lease agreements. In addition, certain advertiser and reseller partner agreements contain indemnification provisions, which are generally consistent with those prevalent in the industry. We have not incurred material obligations under indemnification provisions historically, and do not expect to incur material obligations in the future. Accordingly, we have not recorded any liabilities related to such indemnities as of March 31, 2016 and December 31, 2015.
We include service level commitments to our customers guaranteeing certain levels of uptime reliability and performance for our hosting and premium DNS products. These guarantees permit those customers to receive credits in the event we fail to meet those levels, with exceptions for certain service interruptions including but not limited to periodic maintenance. We have not incurred any material costs as a result of such commitments during any of the periods presented, and have not recorded any liabilities related to such obligations as of March 31, 2016 and December 31, 2015.
Indirect Taxes
We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the U.S. and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are complex and subject to change. We may be audited in the future, which could result in changes to our indirect tax estimates. We continually evaluate those jurisdictions in which nexus exists, and believe we maintain adequate indirect tax accruals.

16

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

As of March 31, 2016 and December 31, 2015, our accrual for estimated indirect tax liabilities was $7.4 million and $7.1 million, respectively, reflecting our best estimate of the probable liability based on an analysis of our business activities, revenues subject to indirect taxes and applicable regulations in each jurisdiction. Although we believe our indirect tax estimates and associated reserves are reasonable, the final determination of indirect tax audits and any related litigation could be different than the amounts established for indirect tax contingencies.
8.    Income Taxes
We are required to file federal and applicable state corporate income tax returns and recognize income taxes on pre-tax income. Desert Newco has been and will continue to be treated as a partnership for U.S. income tax purposes. As such, Desert Newco is considered a pass-through entity and generally does not pay income taxes on its taxable income in most jurisdictions. Instead, Desert Newco's members, of which we are one, are liable for U.S. federal and state income taxes based on their taxable income. Desert Newco is liable for income taxes in certain foreign jurisdictions, in those states not recognizing its pass-through status and for certain subsidiaries not taxed as pass-through entities. We have acquired the outstanding stock of various entities taxed as corporations, which are now owned 100% by us or our subsidiaries and are treated as an independent consolidated group for federal income tax purposes. Where required or allowed, these subsidiaries also file as a consolidated group for state income tax purposes. We anticipate this structure to remain in existence for the foreseeable future.
Our effective tax rate differs from statutory rates primarily due to Desert Newco's pass-through structure for U.S. income tax purposes, while being treated as taxable in certain states and various foreign jurisdictions as well as for certain subsidiaries. In all foreign jurisdictions where we conduct business, except Canada, we are subject to income tax in both the U.S. and the foreign jurisdictions.
Based on our limited operating history and future projections of taxable income, we believe there is significant uncertainty as to when we will be able to utilize the net operating loss (NOL) and credit carryforwards and other tax attributes received through our IPO and related pre-IPO organizational transactions. Therefore, we have concluded it is more-likely-than-not these deferred tax assets will not be realized and have recorded a valuation allowance against these deferred tax assets. Net deferred tax assets associated with our subsidiaries taxed as corporations are considered by management to be more-likely-than-not of being realized; therefore, we have not recorded a valuation allowance against such deferred tax assets.
Based on our analysis of tax positions taken on income tax returns filed, we have determined a liability related to uncertain income tax positions is not required. Although we believe the amounts reflected in our tax returns substantially comply with applicable federal, state and foreign tax regulations, the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to our provision or benefit for income taxes in the period in which a final determination is made.
Payable to Related Parties Pursuant to the TRAs
As of December 31, 2015, our liability under the TRAs was $151.6 million, representing approximately 85% of the calculated tax savings based on the portion of the original basis adjustments (the OBAs) we anticipated being able to utilize in future years. During the three months ended March 31, 2016, we increased this liability to $156.2 million, through a charge to our consolidated statement of operations, due to changes resulting from the finalization of 2015 taxable income allocated to each Desert Newco owner.
The projection of future taxable income involves significant judgment. Actual taxable income may differ from our estimates, which could significantly impact the liability under the TRAs. We have determined it is more-likely-than-not we will be unable to utilize all of our deferred tax assets subject to the TRAs; therefore, we have not recorded a liability under the TRAs related to the tax savings we may realize from the utilization of NOL carryforwards. If utilization of these NOL carryforwards becomes more-likely-than-not in the future, at such time, we will record a liability under the TRAs of up to an additional $109.4 million related to the tax attributes received in the pre-IPO organizational transactions, which will be recorded as a charge to our consolidated statement of operations. Additionally, if these tax attributes are not utilized in future years, it is reasonably possible no amounts would be paid under the TRAs.

17

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

Tax Distributions to Desert Newco's Owners
Desert Newco is subject to an operating agreement containing numerous provisions related to allocations of income and loss, as well as timing and amounts of distributions to its owners. This agreement also includes a provision requiring cash distributions enabling its owners to pay their taxes on income passing through from Desert Newco. These tax distributions are computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual and (ii) 7%. The assumed income tax rate currently totals 46.6%, which will increase to 50.4% in certain cases when the tax on net investment income is applicable.
In addition, under the tax rules, Desert Newco is required to allocate taxable income disproportionately to its unit holders. Because tax distributions are determined based on the holder of LLC Units who is allocated the largest amount of cumulative taxable income for the current year on a per unit basis, but are made pro rata based on ownership, Desert Newco is required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes Desert Newco would have otherwise paid.
As of December 31, 2015, our accrual for tax distributions related to estimated taxable income allocations to Desert Newco's owners for 2015, excluding us, was $5.3 million. In March 2016, following the finalization of 2015 taxable income allocated to each Desert Newco owner, we paid $4.6 million of such distributions based on ownership as of the payment date as follows: $1.8 million to YAM, $1.0 million to Silver Lake, $1.0 million to KKR, $0.5 million to TCV and $0.3 million to other Desert Newco owners. The remaining accrual was reversed to additional paid-in capital.
As of March 31, 2016, we accrued $5.8 million, with an offsetting reduction in additional paid-in capital, for tax distributions related to estimated taxable income allocations to Desert Newco's owners for the first quarter of 2016, excluding us, which was paid in April 2016 based on ownership as of the payment date as follows: $2.3 million to YAM, $1.3 million to Silver Lake, $1.2 million to KKR, $0.7 million to TCV and $0.3 million to other Desert Newco owners.
9.    Loss Per Share
Basic loss per share is computed by dividing net loss attributable to GoDaddy Inc. by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted loss per share is computed giving effect to all potentially dilutive shares, including outstanding options, RSUs and warrants. Diluted loss per share for all periods presented is the same as basic loss per share as the inclusion of potentially issuable shares would be antidilutive.
For purposes of calculating loss per share for periods prior to the IPO, we treated the pre-IPO organizational transactions as a merger of entities under common control. Therefore, we have retrospectively reflected loss per share as though those transactions had occurred as of the earliest period presented. For all periods prior to the IPO, we allocated our historical net loss between the Class A stockholders and the non-controlling interest based on their respective share ownership. These calculations do not consider the 26,000 shares of Class A common stock sold in our IPO.

18

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

	Three Months Ended March 31,
	2016	2015
Numerator:
Net loss	$(18.3)	$(43.4)
Less: net loss attributable to non-controlling interests	(7.8)	(30.3)
Net loss attributable to GoDaddy Inc.	$(10.5)	$(13.1)

Denominator:
Weighted-average shares of Class A common stock outstanding—basic	67,834	38,826
Effect of dilutive securities	—	—
Weighted-average shares of Class A Common stock outstanding—diluted	67,834	38,826

Net loss per share of Class A common stock—basic and diluted	$(0.15)	$(0.34)
The following number of weighted-average potentially dilutive shares were excluded from the calculation of diluted loss per share because the effect of including such potentially dilutive shares would have been antidilutive:

	Three Months Ended March 31,
	2016	2015
Options, RSUs and warrants	16,382	12,264
Shares of Class B common stock do not share in our earnings and are not participating securities. Accordingly, separate presentation of loss per share of Class B common stock under the two-class method has not been presented. Each share of Class B common stock (together with a corresponding LLC Unit) is exchangeable for one share of Class A common stock. The shares of Class B common stock were determined to be antidilutive under the if-converted and two-class methods; therefore, they are not included in the computation of net loss per share. Total shares of common stock outstanding were as follows:

	March 31, 2016	December 31, 2015
Class A common stock	68,363	67,083
Class B common stock	89,807	90,398
	158,170	157,481
10.    Geographic Information
Revenue by geography is based on the customer's billing address, and was as follows:

	Three Months Ended March 31,
	2016	2015
U.S.	$321.0	$279.7
International	112.7	96.6
	$433.7	$376.3
No individual international country represented more than 10% of total revenue in any period presented. Substantially all of our assets are located in the U.S.

19

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

11.    Related Party Transactions
Sponsors
Amounts paid to affiliates of KKR related to their participation as lenders under our Credit Facility were as follows:

	Three Months Ended March 31,
	2016	2015
Principal	$0.1	$0.1
Interest and other fees	0.3	0.4
As of March 31, 2016 and December 31, 2015, affiliates of KKR held $28.7 million and $28.8 million, respectively, of the outstanding principal balance of the Term Loan as participating lenders.
Desert Newco pays tax distributions to its owners, including the Sponsors. See Note 8 for details of the amounts paid and payable to the Sponsors.
Bob Parsons and YAM
During the three months ended March 31, 2016 and 2015, we paid $0 and $6.8 million, respectively, of interest to YAM under a senior note, which was repaid in April 2015.
Desert Newco pays tax distributions to its owners, including YAM. See Note 8 for details of the amounts paid and payable to YAM.
Other
In the ordinary course of business, we purchase and lease computer equipment, technology licensing and software maintenance and support from affiliates of Dell Inc. (Dell) of which Silver Lake and its affiliates have a significant ownership interest. During the three months ended March 31, 2016 and 2015, we paid $4.0 million and $5.6 million, respectively, to Dell.
12.     Subsequent Events
In April 2016, we completed a secondary offering in which certain stockholders, including the Sponsors, YAM and certain of our executive officers, sold an aggregate of 18,975 shares of our Class A common stock at a public offering price of $30.25 per share. We received $6.3 million in proceeds from the exercise of stock options in connection with the offering, but did not receive any of the proceeds from the offering. The offering also included the exchange of 10,382 LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock by certain selling stockholders, which will result in a material increase to the TRA liability during the three months ending June 30, 2016.
In April 2016, we completed an immaterial acquisition for cash consideration of $42.0 million.

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included in Part I, Item 1 of this Quarterly Report on Form 10-Q as well as the discussion in the “Business” and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our 2015 Form 10-K.
(Throughout this discussion and analysis, dollars are in millions, unless otherwise noted.)
First Quarter Financial Highlights
Below are our key financial highlights as of and for the three months ended March 31, 2016. All comparisons are to the three months ended March 31, 2015.

•	Total revenue of $433.7 million, an increase of 15.3%, or approximately 17.6% on a constant currency basis(1).

•	International revenue of $112.7 million, an increase of 16.7%, or approximately 25.1% on a constant currency basis(1).

•	Total bookings(2), a non-GAAP financial measure, of $557.8 million, an increase of 11.9%, or approximately 13.5% on a constant currency basis(1).

•	Net loss was $18.3 million.

•	Adjusted EBITDA(2), a non-GAAP financial measure, increased 23.1% to $115.6 million.

•	Total customers increased 7.6% to 14.1 million.

•	Average revenue per user increased 6.1% to $123.

•	Cash and cash equivalents were $431.7 million.

•	Net cash provided by operating activities was $105.3 million.

•	Capital expenditures were $12.0 million.
(1) Discussion of constant currency is set forth in "Quantitative and Qualitative Disclosures about Market Risk."
(2) Total bookings and Adjusted EBITDA are non-GAAP financial measures. Reconciliations of total bookings to total revenue and Adjusted EBITDA to net loss, the most directly comparable GAAP financial measures, are set forth in "Reconciliation of Non-GAAP Financial Measures" below.
Key Metrics
We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our business:

	Three Months Ended March 31,
	2016	2015

	(in millions, except ARPU)
Total bookings	$557.8	$498.7
Total customers at period end	14.1	13.1
Average revenue per user (ARPU)	$123	$115
Adjusted EBITDA	$115.6	$93.9
Total bookings. Total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business since we typically collect payment at the time of sale and recognize

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revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period because refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.
Total bookings increased 11.9% from $498.7 million for the three months ended March 31, 2015 to $557.8 million for the three months ended March 31, 2016. These increases were primarily driven by a 7.6% increase in total customers since March 31, 2015, a 4.5% increase in domains under management over the same period, broadened customer adoption of non-domains products and a higher growth rate associated with our continued expansion in international markets, partially offset by the impact of adverse movements in foreign currency exchange rates.
Total customers. We define total customers as those, as of the end of a period, having an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.
Total customers increased 7.6% from 13.1 million as of March 31, 2015 to 14.1 million as of March 31, 2016. Our customer growth primarily resulted from our continued international expansion, our ongoing marketing and advertising initiatives and our enhanced and expanded product offerings.
Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers.
ARPU increased 6.1% from $115 for the period ended March 31, 2015 to $123 for the period ended March 31, 2016, primarily due to broadened customer adoption of our products resulting in increased customer spend, revenue from acquired businesses and, to a lesser extent, the reduced impact of purchase accounting adjustments, partially offset by the impact of adverse movements in foreign currency exchange rates.
Adjusted EBITDA. Adjusted EBITDA is a measure of our performance aligning our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate Adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes and adjustments to the TRA liability, equity-based compensation expense, change in deferred revenue including the impact of realized gains or losses from the hedging of bookings in foreign currencies, change in prepaid and accrued registry costs and acquisition and sponsor-related costs. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors, which was terminated in connection with the IPO, (v) costs incurred under the executive chairman services agreement, which was terminated in connection with the IPO and (vi) costs associated with consulting services provided by KKR Capstone. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a better comparison of our performance from period to period.
Adjusted EBITDA increased 23.1% from $93.9 million for the three months ended March 31, 2015 to $115.6 million for the three months ended March 31, 2016. These increases primarily resulted from our revenue growth, revenue from acquired businesses and improved operating efficiencies.

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Reconciliation of Non-GAAP Financial Measures
Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, total bookings and Adjusted EBITDA are not substitutes for total revenue and net loss, respectively. Second, these non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently, particularly related to adjustments for acquisition accounting and non-recurring expenses. Third, Adjusted EBITDA excludes certain recurring expenses that have been, and will continue to be, significant expenses of our business.
The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Three Months Ended March 31,
	2016	2015

Total Bookings:
Total revenue	$433.7	$376.3
Change in deferred revenue(1)	83.3	87.0
Net refunds	38.4	35.1
Other	2.4	0.3
Total bookings	$557.8	$498.7

(1)	Change in deferred revenue also includes the impact of realized gains or losses from the hedging of bookings in foreign currencies.

	Three Months Ended March 31,
	2016	2015

Adjusted EBITDA:
Net loss	$(18.3)	$(43.4)
Interest expense, net of interest income(1)	13.9	23.5
(Benefit) provision for income taxes and adjustments to the TRA liability	6.0	(0.4)
Depreciation and amortization	38.9	37.4
Equity-based compensation expense	12.0	8.7
Change in deferred revenue(2)	83.3	87.0
Change in prepaid and accrued registry costs(3)	(20.6)	(20.6)
Acquisition and sponsor-related costs(4)	0.4	1.7
Adjusted EBITDA	$115.6	$93.9

(1)	Interest income is included in “Other income (expense), net.”

(2)	Change in deferred revenue also includes the impact of realized gains or losses from the hedging of bookings in foreign currencies.

(3)	Change in prepaid and accrued registry costs includes the changes in prepaid domain name registry fees, registry deposits and registry payables.

(4)	Cash paid for acquisition and sponsor-related costs was $0.3 million and $0.6 million for the three months ended March 31, 2016 and 2015, respectively.

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Results of Operations
The following tables set forth our consolidated results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended March 31,
	2016	2015

Revenue:
Domains	$218.9	$199.2
Hosting and presence	160.4	140.2
Business applications	54.4	36.9
Total revenue	433.7	376.3
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	154.4	137.2
Technology and development	71.7	66.9
Marketing and advertising	57.5	50.7
Customer care	61.7	56.7
General and administrative	48.2	47.9
Depreciation and amortization	38.9	37.4
Total costs and operating expenses	432.4	396.8
Operating income (loss)	1.3	(20.5)
Interest expense	(14.3)	(23.5)
Tax receivable agreements liability adjustment	(4.6)	—
Other income (expense), net	0.7	0.2
Loss before income taxes	(16.9)	(43.8)
(Provision) benefit for income taxes	(1.4)	0.4
Net loss	(18.3)	(43.4)
Less: net loss attributable to non-controlling interests	(7.8)	—
Net loss attributable to GoDaddy Inc.	$(10.5)	$(43.4)

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	Three Months Ended March 31,
	2016	2015
Revenue:
Domains	50.5%	52.9%
Hosting and presence	37.0%	37.3%
Business applications	12.5%	9.8%
Total revenue	100.0%	100.0%
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	35.6%	36.5%
Technology and development	16.5%	17.8%
Marketing and advertising	13.3%	13.5%
Customer care	14.2%	15.1%
General and administrative	11.1%	12.7%
Depreciation and amortization	9.0%	9.9%
Total costs and operating expenses	99.7%	105.5%
Operating income (loss)	0.3%	(5.5)%
Interest expense	(3.3)%	(6.2)%
Tax receivable agreements liability adjustment	(1.1)%	—%
Other income (expense), net	0.2%	0.1%
Loss before income taxes	(3.9)%	(11.6)%
(Provision) benefit for income taxes	(0.3)%	0.1%
Net loss	(4.2)%	(11.5)%
Less: net loss attributable to non-controlling interests	(1.8)%	—%
Net loss attributable to GoDaddy Inc.	(2.4)%	(11.5)%
Revenue
We generate substantially all of our revenue from sales of product subscriptions, including domain registrations and renewals, hosting and presence offerings and business applications. Our subscription terms are typically one year, but can range from monthly terms to multi-annual terms of up to 10 years depending on the product. We generally collect the full amount of subscription fees at the time of sale, but recognize revenue ratably over the applicable contract term.
Domains revenue primarily consists of revenue from the sale of domain registration subscriptions, domain add-ons and aftermarket domain sales. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain.
Hosting and presence revenue primarily consists of revenue from the sale of subscriptions to our website hosting products, website building products, online visibility products, security products and an online store.
Business applications revenue primarily consists of revenue from the sale of subscriptions for email accounts, online calendar, online data storage, third-party productivity applications and email marketing tools.
Revenue is presented net of refunds, and we maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the applicable subscription terms compared to the amount originally expected.

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The following table presents our revenue during the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,		Change
	2016	2015	$	%

Domains	$218.9	$199.2	$19.7	10%
Hosting and presence	160.4	140.2	20.2	14%
Business applications	54.4	36.9	17.5	47%
Total revenue	$433.7	$376.3	$57.4	15%
Total revenue increased $57.4 million, or 15.3%, from $376.3 million for the three months ended March 31, 2015 to $433.7 million for the three months ended March 31, 2016. These increases were primarily driven by growth in total customers and ARPU. Total customers increased 1.0 million, or 7.6%, from 13.1 million as of March 31, 2015 to 14.1 million as of March 31, 2016. The increase in customers impacted each of our revenue lines, as the additional customers purchased subscriptions across our product portfolio.
Domains
Domains revenue increased $19.7 million, or 9.9%, from $199.2 million for the three months ended March 31, 2015 to $218.9 million for the three months ended March 31, 2016. The increase was primarily attributable to a $12.9 million increase in revenue from domain registrations and renewals and a $6.3 million increase in revenue from aftermarket domain sales. Domains under management increased 4.5% from 59.8 million as of March 31, 2015 to 62.5 million as of March 31, 2016.
Hosting and presence
Hosting and presence revenue increased $20.2 million, or 14.4%, from $140.2 million for the three months ended March 31, 2015 to $160.4 million for the three months ended March 31, 2016. The increase was primarily attributable to a $10.9 million increase in revenue from our website hosting and website building products and a $6.6 million increase in revenue from sales of our security products.
Business applications
Business applications revenue increased $17.5 million, or 47.4%, from $36.9 million for the three months ended March 31, 2015 to $54.4 million for the three months ended March 31, 2016. These increases were primarily driven by our offering of expanded email and productivity solutions and increased customer adoption of our business applications products.
Costs and Operating Expenses
Cost of revenue
Costs of revenue are the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain registration fees paid to the various domain registries, payment processing fees and third-party commissions. Similar to our billing practices, we pay domain costs at the time of purchase for the life of each customer subscription, but recognize the costs of service ratably over the term of our customer contracts. The terms of registry pricing are established by agreements between registries and registrars, and can vary significantly depending on the TLD. We expect cost of revenue to increase in absolute dollars in future periods as we expand our domains business and increase our customer base. Cost of revenue may increase or decrease as a percentage of total revenue, depending on the mix of products sold in a particular period and the sales and marketing channels used.

	Three Months Ended March 31,		Change
	2016	2015	$	%

Cost of revenue (excluding depreciation and amortization)	$154.4	$137.2	$17.2	13%

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Cost of revenue increased $17.2 million, or 12.5%, from $137.2 million for the three months ended March 31, 2015 to $154.4 million for the three months ended March 31, 2016. This increase was primarily attributable to an $11.2 million increase in domain registration costs driven by the 4.5% increase in domains under management as well as higher costs associated with new gTLD registrations and a $4.1 million increase in software licensing fees primarily related to increased sales of email and productivity solutions.
Technology and development
Technology and development expenses represent the costs associated with the creation, development and distribution of our products and websites. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the data centers and systems infrastructure supporting those products, excluding depreciation expense. We expect technology and development expense to increase in absolute dollars as we continue to enhance existing products, develop new products and geographically diversify our data center footprint. Technology and development expenses may increase or decrease as a percentage of total revenue depending on our level of investment in additional personnel and the expansion of our global infrastructure footprint. Our investments in additional technology and development expenses are made to enhance our integrated technology infrastructure and support our new and enhanced product offerings, international expansion and the overall growth of our business.

	Three Months Ended March 31,		Change
	2016	2015	$	%

Technology and development	$71.7	$66.9	$4.8	7%
Technology and development expenses increased $4.8 million, or 7.2%, from $66.9 million for the three months ended March 31, 2015 to $71.7 million for the three months ended March 31, 2016. The increase was primarily attributable to a $3.1 million increase in compensation-related costs for our technology and development employees.
Marketing and advertising
Marketing and advertising expenses represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across television and radio, search engines, online display, social media and spokesperson and event sponsorships. These expenses also include personnel costs and affiliate program commissions. We expect marketing and advertising expenses to fluctuate both in absolute dollars and as a percentage of total revenue depending on the size and scope of our future campaigns, particularly related to new product introductions and the growth of our international business.

	Three Months Ended March 31,		Change
	2016	2015	$	%

Marketing and advertising	$57.5	$50.7	$6.8	13%
Marketing and advertising expenses increased $6.8 million, or 13.4%, from $50.7 million for the three months ended March 31, 2015 to $57.5 million for the three months ended March 31, 2016. The increase was primarily attributable to increased discretionary advertising spend driven by our international expansion.
Customer care
Customer care expenses represent the costs to advise our customers and service their needs, primarily consisting of personnel costs. We expect these expenses to increase in absolute dollars in the future as we expand our domestic and international Customer Care teams due to increases in total customers. We expect Customer Care expenses to fluctuate as a percentage of total revenue depending on the level of personnel required to support the continued growth of our business.

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	Three Months Ended March 31,		Change
	2016	2015	$	%

Customer care	$61.7	$56.7	$5.0	9%
Customer care expenses increased $5.0 million, or 8.8%, from $56.7 million for the three months ended March 31, 2015 to $61.7 million for the three months ended March 31, 2016. The increase was primarily due to a $3.7 million increase in compensation-related costs driven by increased average headcount, as well as incremental costs associated with the continued expansion of our international third-party Customer Care locations.
General and administrative
General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent for all locations, all employee travel expenses, sponsor-based costs and other general costs. We expect general and administrative expenses to increase in absolute dollars in the future as a result of our overall growth and increased personnel costs.

	Three Months Ended March 31,		Change
	2016	2015	$	%

General and administrative	$48.2	$47.9	$0.3	1%
There were no material changes in general and administrative expenses between the periods presented.
Depreciation and amortization
Depreciation and amortization expenses consist of charges relating to the depreciation of the property and equipment used in our business and the amortization of acquired intangible assets. Depreciation and amortization may increase or decrease in absolute dollars in future periods depending on our future level of capital investments in hardware and other equipment as well as amortization expense associated with future acquisitions.

	Three Months Ended March 31,		Change
	2016	2015	$	%

Depreciation and amortization	$38.9	$37.4	$1.5	4%
There were no material changes in depreciation and amortization expense between the periods presented.
Interest expense

	Three Months Ended March 31,		Change
	2016	2015	$	%

Interest expense	$14.3	$23.5	$(9.2)	(39)%
Interest expense decreased $9.2 million, or 39.1%, from $23.5 million for the three months ended March 31, 2015 to $14.3 million for the three months ended March 31, 2016, primarily driven by interest savings resulting from our repayment of the senior note to YAM in April 2015.

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Liquidity and Capital Resources
Overview
Our principal sources of liquidity have been cash flow generated from operations and long-term debt borrowings. Our principal uses of cash have been to fund operations, acquisitions and capital expenditures, as well as make distributions to holders of LLC Units, interest payments and mandatory principal payments on our long-term debt.
In general, we seek to deploy our capital in a systematically prioritized manner focusing first on requirements for operations, then on growth investments, and finally on equity holder returns. Our strategy is to deploy capital from any potential source, whether debt, equity or internally generated cash, depending on the adequacy and availability of the source of capital and which source may be used most efficiently and at the lowest cost at such time. Therefore, while cash generated from operations is our primary source of operating liquidity and we believe our internally generated cash flows are sufficient to support our day-to-day operations, we use a variety of capital sources to fund our needs for less predictable investment decisions such as acquisitions.
We have incurred long-term debt, including under the Credit Facility described below, to fund acquisitions and for our working capital needs. As a result of our debt, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. However, the restrictions under our Credit Facility are subject to a number of qualifications and exceptions and may be amended with the consent of our lenders.
We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support domestic and international development efforts, continued brand development and advertising spend, the expansion of Customer Care and general and administrative activities, the introduction of new and enhanced product offerings, the costs to support new and replacement capital equipment and the completion of strategic acquisitions.
Credit Facility
Our Credit Facility consists of the $1,100.0 million Term Loan maturing on May 13, 2021 and the available $150.0 million Revolving Credit Loan maturing on May 13, 2019, as described in Note 6 to our consolidated financial statements included in Part I, Item I of this Quarterly Report on Form 10-Q.
The Credit Facility is subject to customary fees for loan facilities of this type, including a commitment fee on the Revolving Credit Loan. The Term Loan is required to be repaid in quarterly installments of 0.25% of the original principal, with the balance due at maturity. The Term Loan must be repaid with proceeds from certain asset sales and debt issuances and with a portion of our excess cash flow, up to 50.0%, depending on our net leverage ratio. The Credit Facility is guaranteed by all of our material domestic subsidiaries and is secured by substantially all of our and such subsidiaries' real and personal property.
The Credit Facility contains covenants restricting, among other things, our ability, or the ability of our subsidiaries, to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes including mergers and consolidations, sell assets, make restricted payments including dividends, distributions and investments, prepay junior indebtedness and engage in operations other than in connection with acting as a holding company, subject to customary exceptions. The Revolving Credit Loan also contains a financial covenant requiring us to maintain a maximum net leverage ratio of 7.25:1.00 at all times our usage exceeds 30.0% of the maximum capacity. The net leverage ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated EBITDA (as defined in the Credit Facility). As of March 31, 2016, we were in compliance with all such covenants and had no amounts drawn on the Revolving Credit Loan.
Tax Receivable Agreements
We are a party to five TRAs. Under four of these agreements, we are generally required to pay to certain pre-IPO owners approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with LLC Units acquired in the pre-IPO organizational transactions, the benefit of which is allocable to us as

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a result of such transactions (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) NOLs available as a result of such transactions and (3) tax benefits related to imputed interest.
As of December 31, 2015, our liability under the TRAs was $151.6 million, representing approximately 85% of the calculated tax savings based on the portion of the OBAs we anticipated being able to utilize in future years. During the three months ended March 31, 2016, we increased this liability to $156.2 million, through a charge to our consolidated statement of operations, due to changes resulting from the finalization of 2015 taxable income allocated to each Desert Newco owner. We may record additional liabilities under the TRAs when LLC Units are exchanged in the future and as our estimates of the future utilization of the tax attributes, NOLs and other tax benefits change. We expect to make payments under the TRAs, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue from the due date (without extensions) of such tax return at a rate equal to the one year LIBOR plus 100 basis points. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due. We currently expect to begin making payments related to the existing liability under the TRAs in 2017. See Note 8 to our condensed consolidated financial statements for further discussion of this liability.
In April 2016, we completed a secondary offering in which certain stockholders sold an aggregate of 18,975 shares of our Class A common stock at a public offering price of $30.25 per share. We did not receive any of the proceeds from the sale of these shares. The offering also included the exchange of 10,382 LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock by certain selling stockholders. We estimate the increase to the TRA liability following these exchanges to be a maximum of $181.0 million, which assumes, among other things, there are no limitations on the utilization of tax attributes associated with the TRA liability. The final calculation will be completed during the second quarter, at which time we will record the TRA liability resulting from these exchanges as a reduction of additional paid-in capital.
Because we are a holding company with no operations, we rely on Desert Newco to provide us with funds necessary to meet any financial obligations. If we do not have sufficient funds to pay TRA, tax or other liabilities or to fund our operations (as a result of Desert Newco’s inability to make distributions to us due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRAs), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect at the date of our IPO).
Tax Distributions to Desert Newco's Owners
Tax distributions are required under the terms of Desert Newco's limited liability company agreement. Any required payments are calculated each quarter based on a number of variables, including Desert Newco's taxable income or loss, allocations of taxable income among Desert Newco's owners based on principles detailed within the Treasury Regulations, tax deductions for stock option exercises and vested RSUs and changing ownership percentages among Desert Newco's owners. In addition, under the tax rules, Desert Newco is required to allocate taxable income disproportionately to its unit holders. Because tax distributions are determined based on the holder of LLC Units who is allocated the largest amount of cumulative taxable income on a per unit basis, but are made pro rata based on ownership, Desert Newco is required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes Desert Newco would have otherwise paid.
As of December 31, 2015, our accrual for tax distributions related to estimated taxable income allocations to Desert Newco's owners for 2015, excluding us, was $5.3 million. In March 2016, following the finalization of 2015 taxable income allocated to each Desert Newco owner, we paid $4.6 million of such distributions based on ownership as of the payment date as follows: $1.8 million to YAM, $1.0 million to Silver Lake, $1.0 million to KKR, $0.5 million to TCV and $0.3 million to other Desert Newco owners. The remaining accrual was reversed to additional paid-in capital.
As of March 31, 2016, we accrued $5.8 million, with an offsetting reduction in additional paid-in capital, for tax distributions related to estimated taxable income allocations to Desert Newco’s owners for the first quarter of 2016, excluding us, which was paid in April 2016 based on ownership as of the payment date as follows: $2.3 million to YAM, $1.3 million to Silver Lake, $1.2 million to KKR, $0.7 million to TCV and $0.3 million to other Desert Newco owners.

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We may be required to make additional payments to Desert Newco’s owners related to taxable income allocations for the remainder of 2016. However, because the calculation of such payments is based on future taxable income and other variables, there is significant uncertainty as to whether or not such distributions will be required.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,
	2016	2015

Net cash provided by operating activities	$105.3	$72.1
Net cash used in investing activities	(15.9)	(7.4)
Net cash used in financing activities	(5.7)	(6.9)
Net increase in cash and cash equivalents	$83.7	$57.8
Operating Activities
Our primary source of cash from operating activities has been cash collections from our customers. We expect cash inflows from operating activities to be primarily affected by increases in total bookings. Our primary uses of cash from operating activities have been for domain registration costs paid to registries, personnel costs, discretionary marketing and advertising costs, technology and development costs and interest payments. We expect cash outflows from operating activities to be affected by the timing of payments we make to registries and increases in personnel and other operating costs as we continue to grow our business.
Net cash provided by operating activities increased $33.2 million from $72.1 million during the three months ended March 31, 2015 to $105.3 million during the three months ended March 31, 2016, primarily due to a $21.8 million improvement in our operating income (loss) and a $9.0 million reduction in interest payments primarily resulting from the repayment of the senior note to YAM in April 2015.
Investing Activities
Our investing activities primarily consist of strategic acquisitions and purchases of property and equipment related to growth in our data centers and to support the overall growth of our business. We expect our investing cash flows to be affected by the timing of payments we make for capital expenditures and the strategic acquisition or other growth opportunities we decide to pursue.
Net cash used in investing activities increased $8.5 million from $7.4 million during the three months ended March 31, 2015 to $15.9 million during the three months ended March 31, 2016, primarily due to a $3.8 million increase in capital expenditures and a $5.8 million net increase in short-term investments activity.
Financing Activities
Our financing activities primarily consist of the repayment of principal on long-term debt, stock option activity and the payment of tax distributions to holders of LLC Units.
Net cash used in financing activities decreased $1.2 million from $6.9 million during the three months ended March 31, 2015 to $5.7 million during the three months ended March 31, 2016. This was primarily due to a $6.0 million increase in proceeds from stock option and warrant exercises and $2.9 million of IPO costs paid during 2015, partially offset by $5.1 million of distributions paid to holders of LLC Units in 2016.

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Deferred Revenue
Deferred revenue consists of our sales for products not yet recognized as revenue at the end of a period. Our deferred revenue as of March 31, 2016 was $1,498.5 million, and is expected to be recognized as revenue as follows:

	Remainder of 2016	2017	2018	2019	2020	Thereafter	Total

Domains	$450.9	$192.1	$75.4	$43.9	$26.3	$35.6	$824.2
Hosting and presence	307.1	123.4	49.9	15.3	6.6	5.5	507.8
Business applications	107.7	37.1	11.9	5.0	2.7	2.1	166.5
	$865.7	$352.6	$137.2	$64.2	$35.6	$43.2	$1,498.5
Off-Balance Sheet Arrangements
As of March 31, 2016 and December 31, 2015, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our consolidated financial statements.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP, and in doing so, we have to make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates, assumptions and judgments on an ongoing basis. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change our results from those reported. We refer to estimates, assumptions and judgments of this type as our critical accounting policies and estimates, which we discuss in our 2015 Form 10-K. We review our critical accounting policies and estimates with the audit committee of our board of directors on an annual basis.
There have been no material changes in our critical accounting policies from those disclosed in our 2015 Form 10-K.
Recent Accounting Pronouncements
For information regarding recent accounting pronouncements, see Note 2 to our consolidated financial statements appearing in Part I, Item 1 of this Quarterly Report on Form 10-Q.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and variable interest rates.
Foreign Currency Risk
A portion of our bookings, revenue and operating expenses is denominated in foreign currencies, which are subject to exchange rate fluctuations. Our most significant foreign currency exposures are the Euro, the British pound, the Indian rupee and the Canadian dollar. Our reported bookings, revenues and operating results may be impacted by fluctuations in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may also cause us to recognize transaction gains and losses in our consolidated statement of operations; however, to date, such amounts have not been material. As our international operations grow, our exposure to fluctuations in currency rates may increase, which may increase the costs associated with our international expansion. During the three months ended March 31, 2016, our total bookings and total revenue growth in constant currency would have been approximately 160 basis points and 230 basis points higher, respectively. Constant currency is calculated by translating bookings and revenue for each month in the current period using the foreign currency exchange rate for the corresponding month in the prior period, excluding any hedging gains or losses realized during the period.

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We utilize foreign exchange forward contracts to manage the volatility of our bookings and revenue related to foreign currency transactions. These forward contracts reduce, but do not eliminate, the impact of adverse currency exchange rate fluctuations. We designate these forward contracts as cash flow hedges for accounting purposes. Changes in the intrinsic value of these hedges are recorded as a component of accumulated other comprehensive income. Gains and losses, once realized, are recorded as a component of accumulated other comprehensive income and are amortized to revenue over the same period in which the underlying hedged amounts are recognized. At March 31, 2016, the total notional amount of such contracts was $74.9 million and the realized and unrealized gain included in accumulated other comprehensive income totaled $1.6 million.
Interest Rate Sensitivity
Interest rate risk reflects our exposure to movements in interest rates associated with our borrowings. Borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.25% per annum or (b) 2.25% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate or (iii) one-month LIBOR plus 1.0%. Borrowings under the Term Loan were $1,080.7 million as of March 31, 2016. The effect of a hypothetical 10% change in interest rates would not have had a material impact on our interest expense.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the Exchange Act), as of the end of the period covered by this Quarterly Report on Form 10-Q.
Based on this evaluation, our CEO and CFO concluded that, as of March 31, 2016, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Changes in Internal Control Over Financial Reporting
No changes in our internal control over financial reporting occurred during the quarter ended March 31, 2016 that materially affected, or which are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

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Part II - OTHER INFORMATION
Item 1.    Legal Proceedings
We are currently subject to litigation incidental to our business, including patent infringement litigation and trademark infringement claims, as well as other litigation of a non-material nature. Although the results of the lawsuits, claims and proceedings in which we are involved cannot be predicted with certainty, we do not believe the final outcome of these matters will have a material adverse effect on our business, financial condition or results of operations.
Regardless of the final outcome, defending lawsuits, claims and proceedings in which we are involved is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.
Item 1A. Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading "Risk Factors" in our 2015 Form 10-K.
Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3.    Defaults Upon Senior Securities
None.
Item 4.    Mine Safety Disclosures
Not applicable.
Item 5.     Other Information
Not applicable.
Item 6    Exhibits
See the Exhibit Index immediately following the signature page of this Quarterly Report on Form 10-Q.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GODADDY INC.

Date:	May 6, 2016	/s/ Scott W. Wagner
Scott W. Wagner
Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Exhibit Description
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.
**
The certifications attached as Exhibit 32.1 accompanying this Quarterly Report on Form 10-Q, are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of GoDaddy Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Quarterly Report on Form 10-Q, irrespective of any general incorporation language contained in such filing.

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